WILLIAM J. EVERS
                                                      VICE PRESIDENT AND COUNSEL
                                                            (TEL.): 212-314-5027




                                                                 October 5, 2010




VIA EDGAR

Sonny Oh, Esquire
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549


       RE:   AXA Equitable Life Insurance Company:
             Separate Account No. 49 of AXA Equitable Life Insurance Co. Retirement Cornerstone - Series ADV
             Post-effective Amendment No. 3 filed on Form N-4
             File Nos. 811-07659 and 333-160951

Dear Sonny:

       On behalf of AXA Equitable Life Insurance Company ("AXA Equitable" or the "Company"), we respond below to the staff's comments on the above-referenced filing. We first describe a product design change that the Company plans on making prior to offering the product. Then, we set forth each specific comment and then provide a response.

PRODUCT DESIGN CHANGE

       Since our Post-effective amendment filing on July 26, 2010, there has been a minor modification to the Guaranteed income benefit design. As filed, the maximum guaranteed Deferral bonus Roll-up rate and Annual Roll-up rate were 9% and 7%, respectively. The Company has modified both maximum guaranteed rates to 8%. The Company has revised the disclosure and any applicable examples related to this change.

Sonny Oh, Esquire
Securities and Exchange Commission
October 5, 2010
Page 2 of 30


GENERAL

COMMENT 1(A.)

       If the new contract is provided separately on a new prospectus, please explain to the staff why the contract name on the front cover page of the prospectus has not been reflected as the EDGAR class identifier associated with the contract.

RESPONSE 1(A.)

       After reviewing the EDGAR submission, we acknowledge that "Retirement Cornerstone(SM) - Series ADV" should have been added as a class identifier. This will be added when we do our subsequent 485(b) filing.

COMMENT 1(B.)

       The transmittal letter states that the registrant intends to issue the new contract "in a new series for use in connection with advisory arrangements," and then after its effectiveness plans to file a post-effective amendment to "reflect the new contract in the current prospectus [as a replacement] for the current series of the contract." Please clarify whether this means that the new contract may be sold at the same time as the current series. If so, please clarify supplementally what are all of the differences between this and the other versions (e.g., the fact that the GIB benefit base for the old contract was the greater of two bases, while the GIB benefit base for the new contract does not use a greater of two alternative bases, the "opt out" requirement for the GIB in the new contract, the ability to pick only a GMDB or the GIB without the other).

RESPONSE 1(B.)

      This registration statement currently contains one effective prospectus, which is the prospectus for the initial version of the Retirement Cornerstone(SM) contract, which is offered in four different series (Series B, Series CP, Series L and Series C). The Company has developed a new version of Retirement Cornerstone(SM), which is designed to replace the initial version of Retirement Cornerstone(SM) as state approvals are received. The new version is being launched initially as a new fifth series, Series ADV, which is available for use in connection with advisory arrangements. The Company plans to use a separate prospectus for Series ADV, which was included in Post-Effective Amendment No. 3. After resolution of the staff comments, and the effectiveness of an amendment including the final Series ADV prospectus, the Company plans to use another form of prospectus for the new version of the Retirement Cornerstone(SM) contract, with that prospectus covering the four other series (B, CP, L and C). The disclosure in that new version of the prospectus will be substantially similar to disclosure in the final version of the Series ADV prospectus, with the exception that the new version of the prospectus will identify the four series rather than Series ADV. The Company plans to file that new prospectus in an amendment to the registration statement under Rule 485(b).

Sonny Oh, Esquire
Securities and Exchange Commission
October 5, 2010
Page 3 of 30


       We believe this approach, which will result in three prospectuses in this registration statement, is consistent with the staff's position on multiple prospectuses in the same registration statement. The Series ADV prospectus represents a prospectus for the same contract but offered in a different distribution channel (here, advisory arrangements). The prospectus for the new version of the contract for the initial four series covers an enhanced version of the contract that will replace the initial version of the contract for new sales as state approvals are obtained. The initial prospectus remains in place for states where approval has not been obtained and for in force contract owners.

       With respect to changes from the initial version to the new version, we note that the initial transmittal letter (July 26, 2010) identified the principal differences between the initial version of the contract and the new version of the contract. We also provided to the staff a marked version of the prospectus showing all of the changes.

COMMENT 1(C.)

       If you seek to rely on the Rule 12h-7 under the Securities Exchange Act of 1934, please provide an appropriate representation. See Release No. 33-8996 (January 8, 2009).

RESPONSE 1(C.)

       Rule 12h-7, which is effective May 1, 2009, provides an exemption for issuers of certain securities from the duty under Section 15(d) of the 1934 Act to file 1934 Act reports with respect to certain registered securities provided certain conditions are met, including the requirement in Rule 12h-7(f) that the prospectus for the securities that contain a statement indicating that the issuer is relying on the exemption provided by the rule. No representation is required in the prospectus included in the Amendment because neither the Company nor the separate account are relying on Rule 12h-7. The separate account meets its 1934 Act reporting requirements through the filing of reports on Form N-SAR. With respect to the Company, we note both: (1) that we do not believe that the filing of a registration statement on Form N-4 triggers 1934 Act reporting for the Company (see, e.g., Rel. No. 33-8933, at n.80 (June 25, 2008) (proposing Rule 12h-7); and (2) that in any event the Company currently files 1934 Act reports for other reasons.

PROSPECTUS

2.    FRONT COVER PAGE

COMMENT 2(A.)

       The statement in the second sentence of the second paragraph on the front cover page that the contract "governs with respect to all features, benefits, rights and obligations," coming immediately after the statement in the first

Sonny Oh, Esquire
Securities and Exchange Commission
October 5, 2010
Page 4 of 30


sentence that the prospectus "provides a description of all material features, benefits, rights and obligations," implies that there may be material terms as to which the contract could contradict the prospectus and in that case prevail as a matter of federal securities law. Please revise the front cover page to remove this suggestion as well as other portions of the prospectus accordingly, e.g., second paragraph on page 12.

RESPONSE 2(A.)

       We have revised the second paragraph of the disclosure on the cover page of the prospectus. The new disclosure is consistent with the disclosure on the cover page of AXA Equitable's Structured Captial Strategies(SM) variable and index-linked deferred annuity contract (File No. 333-165395). The disclosure is as follows:

        This Prospectus is a disclosure document and describes all of the contract's material features, benefits, rights and obligations.

       Also, we have made the same revision to other sections of the prospectus, where applicable.

COMMENT 2(B.)

       In the third sentence of the third paragraph, please provide a more descriptive cross-reference to Appendix IV, i.e., that Appendix IV contains all material variations from the contract described in the prospectus. Please revise the cross-reference on the front cover page as well as other portions of the prospectus accordingly, e.g., first paragraph on page 12.

RESPONSE 2(B.)

       We have revised the disclosure on the cover page of the prospectus as follows:

       For a state-by-state description of all material variations of this contract, see Appendix IV later in this Prospectus.

       Similar disclosure changes have been made in referencing Appendix IV throughout the Prospectus.

COMMENT 2(C.)

       The last sentence of the bolded section of the third paragraph is incomplete as it only addresses the situation in which there have been no allocations to the Protected account variable investment options. Please expand the disclosure here and wherever else applicable to include the impact upon the alternative situation, i.e., if there have been allocations to the Protected account variable investment options, then you would not be able to increase the value or applicable benefit base for the GIB or any GMDBs.

Sonny Oh, Esquire
Securities and Exchange Commission
October 5, 2010
Page 5 of 30

RESPONSE 2(C.)

       We have added the following disclosure to the bolded disclosure in the third paragraph on the cover page of the prospectus:

       This also means that if you have already funded your Guaranteed benefits by allocating amounts to the Protection account variable investment options, you may no longer be able to increase your Guaranteed benefit account value and the benefit bases associated with your Guaranteed benefits through contributions and transfers.

       The same disclosure has been added to the following subsections of the Prospectus under "Contract features and benefits": "How you can purchase and contribute to your contract", "Allocating your contributions" and "Dollar cost averaging".

COMMENT 2(D.)

       In addition to identifying the Portfolios that the variable investment options may invest in, please also specifically identify each of the Trusts for the Portfolios. Item 1(a)(viii).

       Please also reconcile the asterisk footnote to the list of variable investment options that defines the term "AXA Strategic Allocation Portfolios" to include the AXA Growth Strategy to the use of the term in the table on page 23 where (GB) AXA Growth Strategy is listed under the "Equity" category of variable investment options.

RESPONSE 2(D.)

       We have revised the listing of variable investment options to include the names the trusts for the portfolios. Also, we have removed the asterisk next to the AXA Growth Strategy variable investment option. The AXA Growth Strategy variable investment option is not included in the AXA Strategic Allocation investment option category for our Custom Selection Rules. The investment option is properly identified under the "Equity" category in the discussion of the Custom Selection Rules in "Allocating your contributions".

COMMENT 2(E.)

       By using the index of key words as currently structured, an investor must potentially refer to three different pages to understand a phrase, i.e., one where the investor first encounters the word, then the index to find out where it's defined and then the page where it's actually defined. This process is unnecessarily time consuming. Please revise the prospectus to either define a capitalized word or phrase the first time it is used or revise the index to contain the definitions.

Sonny Oh, Esquire
Securities and Exchange Commission
October 5, 2010
Page 6 of 30

RESPONSE 2(E.)

       We will revise the Index of key words and phrases to provide more of a glossary of key terminology that is used throughout the prospectus.

3.    SERIES AT A GLANCE - KEY FEATURES (PAGE 9)

COMMENT 3(A.)

       The GIB section in the "Key Features" section is confusing and incomplete. The first paragraph notes that there are annual lifetime payments but gives no clue as to what they are tied to (e.g., that the amount of the payments is a percentage of amounts dedicated to a separate account called the Protection account). The second paragraph states that the benefit allows [the contract owner] to take certain withdrawals that do not reduce the "GIB benefit base," which is confusing on two counts. First, it appears that the point of the Annual Withdrawal Amount is simply to limit how much a contract owner can withdraw before the lifetime payments begin without adversely affecting how those lifetime payments are calculated. Secondly, the statement uses a combination of capitalized phrases that either require reference to two other pages to understand (in the case of Lifetime GIB payments) or isn't mentioned in the Index at all (in the case of GIB benefit base).

       In addition, this summary completely omits the fact that Excess Withdrawals can adversely affect or even terminate the benefit and the fact that there is significant investment restrictions on amounts invested in the Protection Account.

       Please completely revise this section of the Key Features for the above comments and for plain English. In addition, please use these changes to revise the beginning of the GIB section in the discussion.

RESPONSE 3(A.)

       We have revised the section, and added GIB benefit base to the "Index of key words and phrases." Please note that this section, as written, did include disclosure regarding investment restrictions, as well as the fact that the benefit could terminate as a result of an Excess withdrawal. Nevertheless, we have re-organized the disclosure in order to make these points more prominent. Also, please note that the point of the Annual withdrawal amount is to provide the contract owner with an amount he or she can withdraw without reducing the amount that will be applied to the Lifetime GIB payments. Also, we have revised the introduction to the "Guaranteed income benefit" section of the prospectus accordingly.

Sonny Oh, Esquire
Securities and Exchange Commission
October 5, 2010
Page 7 of 30


OMMENT 3(B.)

       The GMDB subsection should make it clear whether all three, not just the "Greater of," death benefit options are available only in combination with the GIB and should disclose the death benefit payment based on amounts not invested in the Protection Account, i.e., under the Performance account as discussed in the third paragraph under "Your beneficiary and payment of benefit" on page 66.

RESPONSE 3(B.)

       We have revised the disclosure in the "Retirement Cornerstone(SM) - Series ADV at a glance - key features" as follows:

       All three GMDBs are available in combination with the GIB. The Return of Principal death benefit and the Highest Anniversary death benefit are available without the GIB. However, "the "Greater of" death benefit can only be selected in combination with the GIB. If you do not select either the Highest Anniversary Value death benefit or the "Greater of" death benefit, the Return of Principal death benefit will be issued with all eligible contracts.

       The death benefit in connection with your Performance account value is equal to your Performance account value as of the day we receive satisfactory proof of death.

COMMENT 3(C.)

       The Payout Options subsection lists the Variable Immediate Annuity payout options and the Income Manager payout options. These options are not options under the contract described in the prospectus. Accordingly, please delete them from the list of available options and the prospectus entirely. You may, if you wish, make a general reference to the fact that AXA offers contracts that provide income solutions.

RESPONSE 3(C.)

       We have removed all references to the Variable Immediate Annuity and Income Manager payout options in the Prospectus.

4.     FEE TABLE (PAGE 13)

COMMENT 4(A.)

Sonny Oh, Esquire
Securities and Exchange Commission
October 5, 2010
Page 8 of 30


       Given the description of the Operations fee on page 63 as including mortality and expense risks charges ("M&E"), please provide a separate line item for the M&E charge from the rest of the components of the Operations fee in the fee table and break out the discussion of charge in the fuller discussion under "Charges and expenses" beginning on page 63. See separate account fee table in
Item 3 and General Instructions 13 and 14.

RESPONSE 4(A.)

       The contract does not provide a separate charge for M&E. Instead, the daily asset-based charge under the contract compensates the Company for operations, administration and distribution expenses and for assuming mortality and expense risks, without separating out a separate charge for M&E risks. The contract identifies three separate charges: operations, administration and distribution. Since the contract itself does not identify a separate charge for M&E risks, there is no separate charge that can be broken out for the fee table. We note that Form N-4 contemplates that the fee table caption may be adjusted to meet the provisions of the contract. In particular, Instruction 3 to Item 3 provides: "A Registrant may omit captions if the Registrant does not charge the fees or expenses covered by the captions. A Registrant may modify or add captions if the captions shown do not provide an accurate description of the Registrant's fees and expenses." The flexibility in Form N-4 is consistent with the flexibility provided by Section 26(f) of the 1940 Act, which requires only that the fees and charges of the contract be reasonable in the aggregate, without requiring that the contract break out charges under the contract for each specific expense or risk.

       We have revised the description of the operations charge under "Charges and expenses" to clarify that the operations charge includes compensation for assuming mortality and expense risks.

COMMENT 4(B.) - EXAMPLES (PAGE 15)

       (i.) Please confirm that the examples on page 14 will reflect the highest combination of applicable contract charges and, revise the introductory narrative to detail that combination.

       (ii.) The second paragraph of the preamble preceding the first set of examples states that the example assumes a particular roll up rate, but provides no clarity as to why that is relevant. Please revise this paragraph to make that explicit.

              The second paragraph also states that the examples assume that there has not been a withdrawal from the Protection account. Please revise the preamble to note what the impact would be if there had been.

       (iii.) The third paragraph makes reference to four different capitalized phrases. Please revise the third paragraph for plain English.

Sonny Oh, Esquire
Securities and Exchange Commission
October 5, 2010
Page 9 of 30


RESPONSE 4(B.)

       (i.) We confirm that the examples shown in the Fee table reflect the highest possible combination of contract charges with the election of the Guaranteed income benefit and the "Greater of" guaranteed minimum death benefit.

       (ii.) We have revised the disclosure in the text preceding the examples to explain the use of the maximum Deferral bonus Roll-up rate of 8%. The disclosure is as follows:

                     In this example, we assume the highest minimum Deferral bonus Roll-up rate of 8% that can be applied to the GIB and Annual Ratchet to age benefit bases. We do this because this will result in the highest minimum GIB benefit base and "Greater of" death benefit base. Since the charges for the GIB and "Greater of" death benefit are calculated as a percentage of their applicable benefit bases, the examples show the maximum charges under these assumptions. We reserve the right to declare a Deferral bonus Roll-up rate in excess of 8%. A higher Deferral bonus Roll-up rate could result in a higher GIB benefit base and "Greater of" death benefit base.

       (iii.) The terms used in the third paragraph are important and relevant contract terms that are used here and throughout the prospectus. Also, we believe the revised disclosure in response to Comment 4(b.)(ii.) provides context for the use of these terms.

5. CONTRACT FEATURES AND BENEFITS - HOW YOU CAN PURCHASE AND CONTRIBUTE TO YOUR CONTRACT (PAGE 16)


COMMENT 5(A.)

       The fourth paragraph explains that once a withdrawal is taken from the Protection account, additional contributions are not permitted. Please clarify whether this includes both contributions made directly into the Protection account as well as indirectly from a special money market dollar cost averaging program.

       Please also revise the beginning of the GIB section in the discussion to note this limitation.

Sonny Oh, Esquire
Securities and Exchange Commission
October 5, 2010
Page 10 of 30


RESPONSE 5(A.)

       We have revised the disclosure in the fourth paragraph under "How you can purchase and contribute to your contract" in "Contract features and benefits" as follows:

       Once a withdrawal is taken from your Protection account, you cannot make additional contributions to your Protection account, either directly or through a new special money market dollar cost averaging program.

       This same disclosure has been added to the first paragraph under "Guaranteed income benefit" in "Contract features and benefits".

COMMENT 5(B.)

       Please describe more fully the circumstances under which the registrant may refuse contributions or place further limits on them. If such disclosure is already provided elsewhere in the prospectus, please provide a cross-reference to that disclosure here.

RESPONSE 5(B.)

       The prospectus includes disclosure based on the specific provisions of the contract, which provides the Company the right, in its sole discretion, to discontinue the acceptance of, and/or place limitations on, contributions. The contract does not limit the Company's ability to exercise these rights to specific situations. In "How you purchase and contribute to your contract" under "Contract features and benefits," the prospectus includes clear disclosure of the Company's right, and specifically notes that the Company may act in its sole discretion. Since the Company has the right to take the steps under any circumstances and in its sole discretion, we do not believe it is appropriate to speculate in the prospectus as to what circumstances may, in the future, lead the Company to take such a step. In addition, describing examples may suggest that the Company's right is limited to those particular examples, which is not the case under the Contract. Therefore, we have retained the current disclosure.

       We also note that the staff reviewed and provided comments on disclosure for the initial version of the Retirement Cornerstone(SM) contract, and the Company increased the prominence of the disclosure in the response to those comments. See File No. 333-160951 (11/16/09 comment response letter noting additional disclosure regarding contributions added in accompanying pre-effective amendment no. 6) (definitive prospectus filed 12/9/09 under Rule 497 reflecting bolding in response to staff oral comments). That prominence has been carried forward to the prospectus for the new version of the contract.

6.     CUSTOM SELECTION RULES (PAGE 35)

Sonny Oh, Esquire
Securities and Exchange Commission
October 5, 2010
Page 11 of 30


OMMENT 6(A.)

       The prospectus states that an investor who has "allocations on file" prior to a change in the rules is not "automatically required" to change those allocation instructions. Please confirm whether contributions subsequent to the change in rules can be made pursuant to allocation instructions that are not compliant with the new rules but were in place before the new rules so long as those instructions have not changed.

RESPONSE 6(A.)

       We confirm that contributions made subsequent to a change in our Custom Selection Rules will be allocated pursuant to the instructions that we have on file, even if those instructions are not in compliance with our new rules.

       Accordingly, we have revised the third bulleted statement under "Possible changes to the Custom Selection Rules," as follows (revision is underlined):

       o If your allocation instructions on file prior to a change to our Custom Selection Rules do not comply with our new Custom Selection Rules, and you make a subsequent contribution, we will allocate your contribution pursuant to those instructions, and you will not be required to change your allocation instructions;

       We further confirm that any new allocation instructions must comply with our new Custom Selection Rules, and your new allocation instructions will then apply to any subsequent contributions. This is clearly stated in the final bullet in this section, as written.

COMMENT 6(B.)

       Footnote 1 to the chart states that there is "a 40% minimum allocation requirement to Category 2" (i.e., fixed income funds) "if there is any allocation to Category 3." Please revise this to confirm that the allocation requirement refers to allocation of amounts in the Protection Account. In addition, please use the disclosure in the footnote, highlight it in bold, and note it in the beginning of the GIB section in the discussion.

RESPONSE 6(B.)

       We have revised the disclosure in the introduction to "Category and investment option limits" to make clear that the categories and limitations apply only to amounts allocated to the Protection account. The revised disclosure is as follows:

       The chart below sets forth the general category and investment option limits for allocations to the Protection account only. The Categories and investment option limits described here do not apply to allocations to the Performance account.

Sonny Oh, Esquire
Securities and Exchange Commission
October 5, 2010
Page 12 of 30


Also, we have added the following disclosure to the Guaranteed income benefit section of the prospectus.

       In order to fund your Guaranteed income benefit, you must make contributions or transfers to the Protection account. All allocations to the Protection account must be made in accordance with our Custom Selection Rules. The Custom Selection Rules require that all of your Protection account value be allocated according to certain category and investment option limits. Any allocation to the "Equity" Category requires that there be a 40% minimum allocation to the "Fixed income" Category. This will also limit the amount that may be allocated to the "AXA Strategic Allocation" Category. For detailed information on how our Custom Selection Rules work, see "Allocating your contributions" in "Contract features and benefits" earlier in this Prospectus.

7.     DOLLAR COST AVERAGING (PAGE 36)

       COMMENT 7(A.)

             The second bullet point on the right hand column of page 37 describes which dollar cost averaging programs may be used with which rebalancing programs. Please expand the disclosure to also describe any limitations when using any dollar cost averaging program in conjunction with the investment simplifier options discussed on page 38 and the systematic transfer program discussed on page 54.

             Likewise, please include similar disclosure when describing each of the other features relative to the others, e.g., when describing the investment simplifier options also describe any limitations of its use relative to the dollar cost averaging and rebalancing programs including the systematic transfer program.

       RESPONSE 7(A.)

             In this product, the investment simplifier options (Fixed-dollar and Interest sweep) are considered dollar cost averaging programs. These options provide for systematic transfers from the Guaranteed interest option to the Performance account variable investment options. In the opening paragraph to the "Dollar cost averaging" section on page 36, we disclose that the investor can only participate in no more than one dollar cost averaging program at a time. Therefore, Investment simplifier cannot be combined with either Special money market dollar cost averaging or General dollar cost averaging.

Sonny Oh, Esquire
Securities and Exchange Commission
October 5, 2010
Page 13 of 30


       An investor can, however, be enrolled in one of our dollar cost averaging programs and the Systematic sweep program at the same time. We have added the following disclosure to the dollar cost averaging section that describes the interaction between these two features:

              o All of our dollar cost averaging programs are available if you enrolled in our Systematic transfer program. However, no amounts will be transferred out of the account for special money market dollar cost averaging as part of the Systematic transfer program.

       COMMENT 7(B.)

             In the "Possible changes to the Custom Selection Rules" section, please be clear and more complete as to what happens to existing monies as opposed to subsequent contributions and transfers when a change to the Custom Selection Rules occurs.

       RESPONSE 7(B.)

       We have revised the first bullet under "Possible changes to the Custom Selection Rules," as follows (revision is underlined):

              o Any existing monies that you have allocated among the Protection account variable investment options will not be automatically reallocated to conform with the new Custom Selection Rules. Subject to market performance and any subsequent transfer(s) and/or withdrawals you make, those monies will remain invested as allocated at the time of the change;

       COMMENT 7(C.)

             The fourth sentence of the second paragraph under "Fixed-dollar option" on page 38 refers to the "enhanced rates" offered under the special dollar cost averaging program, but page 36 only discusses the special money market dollar cost averaging program, which is silent as to this feature. Please revise the applicable disclosure accordingly.

       RESPONSE 7(C.)

             We have added the following disclosure to the first paragraph under "Special money market dollar cost averaging":

             The special money market dollar cost averaging program is designed to offer enhanced rates of return on amounts in the account for special money market dollar cost averaging. "Enhanced rates" meaning rates of return that are generally greater than the rates of return for the EQ/Money Market variable investment option. Enhanced rates, however, are not guaranteed.

Sonny Oh, Esquire
Securities and Exchange Commission
October 5, 2010
Page 14 of 30


       8.     GUARANTEED INCOME BENEFITS (PAGE 38)

       COMMENT 8(A.)

             As described in the second paragraph, please prominently disclose on the front cover page that the GIB is an "opt-out" feature (i.e., must elect not to have it at issue) and cannot be added later if you do opt-out of it.

       RESPONSE 8(A.)

             We have added the following disclosure, in bold text, to the cover of the Prospectus:

             The GIB is issued with all eligible contracts unless you tell us that you do not want it by "opting out" at the time you apply for the contract. If you opt out, the GIB cannot be added later.

       COMMENT 8(B.)

             The bullet point list under "GIB benefit base" on page 39 should include a bullet point to reflect the effect of the reset every three contract years, i.e., GIB benefit is equal to current bullet point list or if greater, the reset value on every third contract anniversary from issue date.

       RESPONSE 8(B.)

             The bulleted statements in the "GIB benefit base" section are designed to provide a step-by-step arithmetic formula for how the GIB benefit base is calculated. Rather than add an additional bulleted statement, we have added the following disclosure to the "GIB benefit base" section that describes the possible application of the GIB benefit base reset:

             Every three contract years from your contract issue date up to your 95th birthday, your GIB benefit base will automatically reset to equal to your Protection account value, if your Protection account value is greater than the calculation described above. The GIB benefit base reset is described in more detail below.

             Also, we have separated the discussion of the GIB benefit base and Roll-up to age 85 benefit base resets. The GIB benefit base reset section has been moved under the bulleted description of the GIB benefit base. The discussion of the Roll-up to age 85 benefit base has been moved to the "Guaranteed minimum death benefits" section where the "Greater of" death benefit is discussed.

Sonny Oh, Esquire
Securities and Exchange Commission
October 5, 2010
Page 15 of 30


       COMMENT 8(C.) GUARANTEED INCOME BENEFIT

             The beginning of the GIB section in the discussion is highly technical, suffering from the same issues as noted for the Key Facts section, and completely omits several key facts noted elsewhere, e.g., limitations on investments, consequence of excessive withdrawals, and limitations on withdrawals before the payments begin. Please revise the summary accordingly.

             In addition, it is very difficult to follow the existing disclosure that is suppose to describe and falls under the caption "Guaranteed income benefit" when reference is constantly being made to the "Greater of" death benefit (described on page 46).

             In revising this section please take note of the following comments on the existing disclosure.

       COMMENT 8(C.)(I.)

             Given the bullet list of components making up the GIB benefit base, it is very confusing to have each of these components briefly summarized only to jump immediately into a more in-depth description of the reset and annual withdrawal amount especially given that a better understanding of how to determine the GIB benefit base would be pertinent to understanding the calculation for the annual withdrawal amount.

       RESPONSE 8(C.)(I.)

             We believe it is most effective to start the discussion of the GIB benefit base with a bullet point list specifying each of the components of the calculation. This approach provides a single place to which readers can refer to identify the calculation components. Most of the components are self-explanatory - such as the amount of contributions to the Protection account. For the more detailed components of "Deferral bonus Roll-up amount" and "Annual Roll-up amount," we have added a summary and cross-reference as noted in Response 8(c.)(iv.) below. With that overall introduction, we believe it is important to then turn to the key concept of the benefit base resets and annual withdrawal amounts. All of those features must be understood to understand the operation of the GIB benefit base, and we follow those descriptions with examples that pull together the various factors at play in calculating the GIB benefit base. In light of the many factors, we do not believe that all of the various factors can be included in the bullet point introductory calculation without unduly cluttering what is intended to be an introduction to the concepts discussed in more detail in the following sections.

Sonny Oh, Esquire
Securities and Exchange Commission
October 5, 2010
Page 16 of 30


       COMMENT 8(C.)(II.)

             The GIB section needlessly combines elements of GMDB terms which add to the confusing disclosure. For example, the discussion of how the GIB benefit base is reset is combined with how a GMDB related benefit base is reset, and the Annual Roll-up discussion makes reference to the same GMDB related benefit base. For clarity, please save any GMDB disclosure for the GMDB discussion, even at the cost of some repetition.

       RESPONSE 8(C.)(II.)

             We have removed the discussion of the Guaranteed minimum death benefits from the GIB section to provide clarity. The disclosure in connection with the reset of the GIB benefit base has been modified to describe only that reset. The reset for the Roll-up to age 85 benefit base (used in connection with the "Greater of" guaranteed minimum death benefit) has also been revised and moved to the Guaranteed minimum death benefit section.

       COMMENT 8(C.)(III.)

             The GIB section states that the GIB must be opted out, but the Post-Funding Drop section states that no opt outs are allowed for four years after the Protection Account has been "funded." Please note this in the beginning of the GIB section.

       RESPONSE 8(C.)(III.)

             We have revised the disclosure in the beginning of the GIB section to include the following paragraph that consists of both new and existing disclosure:

             You can drop your GIB at any time prior to funding your Protection account. If you funded the Protection account at issue, you can drop your GIB if your contract has been in force for at least four contract years. It is important to note that if you decide to drop your GIB, either before or after funding your Protection account, your Guaranteed minimum death benefit may be affected. Please see "Dropping or changing your Guaranteed benefits" later in this section and Appendix I for more information.

Sonny Oh, Esquire
Securities and Exchange Commission
October 5, 2010
Page 17 of 30


       COMMENT 8(C.)(IV.)

             The discussion of how the GIB benefit base is calculated and the third paragraph following the example make reference to an "annual roll up amount," but do not clarify what this means until the Annual Roll-up amount section several pages later. In addition, that latter section provides no plain English description of what this amount is. Please revise that latter section accordingly and provide a brief summary of what this amount is where it is referred to earlier.

       RESPONSE 8(C.)(IV.)

             We have added disclosure to the "GIB benefit base" section that briefly describes what the Deferral bonus Roll-up amount and Annual Roll-up amounts are.

             The Deferral bonus Roll-up amount and the Annual Roll-up amounts are amounts credited to the benefit bases of your Guaranteed benefits on each contract date anniversary. These amounts are calculated by taking into account your GIB benefit base from preceding contract date anniversary, the applicable Roll-up rate under your contract, contributions and transfers to the Protection account during the contract year and any withdrawals of the Annual withdrawal amount during the contract year. The calculation of the both the Deferral bonus Roll-up amount and the Annual Roll-up amount are discussed later in this section.

             We have added the following disclosure as the lead in to the "Annual Roll-up amount and annual benefit base adjustment" section:

             The Annual Roll-up amount is an amount credited to your GIB benefit base and Roll-up to age 85 benefit base on each contract date anniversary. These amounts are calculated by taking into account your GIB benefit base and Roll-up to age 85 benefit base from preceding contract date anniversary, the Annual Roll-up rate under your contract, contributions and transfers to the Protection account during the contract year and any withdrawals of the Annual withdrawal amount during the contract year. The Annual Roll-up amount adjustment to your benefit bases is a primary way to increase the value of your Guaranteed benefits by building your GIB benefit base and Annual Roll-up to age 85 benefit base.

             We have added the following disclosure to the "Deferral bonus Roll-up amount and annual benefit base adjustment" section:

             The Deferral bonus Roll-up amount is an amount credited to your GIB benefit base and Roll-up to age 85 benefit base on each contract date anniversary provided you have not taken a withdrawal from your Protection account value. The amount is calculated by taking into account your GIB benefit base and Roll-up to age 85 benefit base from preceding contract date anniversary, the applicable Deferral

Sonny Oh, Esquire
Securities and Exchange Commission
October 5, 2010
Page 18 of 30


             bonus Roll-up rate under your contract and contributions and transfers to the Protection account during the contract year. The Deferral bonus Roll-up amount adjustment to your benefit bases is a primary way to increase the value of your Guaranteed benefits by building your GIB benefit base and Roll-up to age 85 benefit base.

       COMMENT 8(C.)(V.)

             The prospectus notes in the first paragraph after the example in the beginning of the GIB section that money can be allocated to the Protection account "provided the registrant did not opt out of the GIB." The prospectus later notes in the GMDB section that certain GMDBs are available even if the contract owner does opt out of the GIB. Please reconcile these two statements and, if the registrant intended some limitation on allocations to the Protection account if the owner does opt out of the GIB, please note this in the Key Features section.

       RESPONSE 8(C.)(V.)

             We have revised the disclosure in this section as to make clear that the discussion in this section relates only to the funding of the Guaranteed income benefit.

             Provided you did not opt out of the GIB, you can fund your GIB benefit by allocating money to the Protection account variable investment options (either directly or through a special money market dollar cost averaging program) immediately or at some later date. Allocations to the Protection account variable investment options also fund your Guaranteed minimum death benefit.

       COMMENT 8(C.)(VI.)

             The GIB benefit base section omits any reference to increases due to resets. Please revise this section accordingly.

       RESPONSE 8(C.)(VI.)

             We have separated the discussions of the GIB benefit base reset and the Roll-up to age 85 benefit base reset. Also, we have moved the revised section so that it appears as part of the "GIB benefit base" section.

       COMMENT 8(C.)(VII.)

             In the second to last paragraph under "GIB benefit base and Roll-up to age 85 benefit base reset" appearing on page 40, please highlight in bold the statement that the registrant may increase the fee if the base resets.

Sonny Oh, Esquire
Securities and Exchange Commission
October 5, 2010
Page 19 of 30


       RESPONSE 8(C.)(VII.)

             We have bolded the disclosure that discloses to the contract owner that the company has the right to increase the respect Guaranteed benefit fees upon resets. Please note that this bolded disclosure appears in both sections that discuss resets.

       COMMENT 8(C.)(VIII.)

             The second to last paragraph under "GIB benefit base and Roll-up to age 85 benefit base reset" appearing on page 40 states that the company will notify the owner when a benefit base is eligible for a reset and if a fee increase has been declared. It then states that if an owner wants to opt out of the reset they must give written notice to the company at least 30 days prior to the contract anniversary for reset.

             Please disclose how much advance notice an owner will receive to opt out of the reset relative to the contract anniversary for reset.

       RESPONSE 8(C.)(VIII.)

             As noted in responses above, we have now separated the discussions of the GIB benefit base reset and the Roll-up to age 85 benefit base reset. In each of these new sections, we disclose to the contract owner that they will be given at least 45 days notice prior to the anniversary on which the reset and fee increase will occur.

       COMMENT 8(C.)(IX.)

             The last sentence of the second to last paragraph under "GIB benefit base and Roll-up to age 85 benefit base reset" appearing on page 40 states that the reset will occur every three years after the contract issue date. Please clarify whether this is true regardless of when the Protection account is initially funded.

       RESPONSE 8(C.)(IX.)

             In the discussions of the GIB benefit base reset and the Roll-up to age 85 benefit base reset, we have added disclosure that the three-year reset schedule is always based on the contract issue date and never the date the Protection account is first funded. The disclosure is as follows:

             If you choose to fund your Protection account after issue, the eligibility for resets every three years is still based on the contract issue date and not the date that you first funded the Protection account.

Sonny Oh, Esquire
Securities and Exchange Commission
October 5, 2010
Page 20 of 30


              Also, we have repeated this disclosure in an isolated text box in the same section.

       COMMENT 8(C.)(X.)

             Please note in the "Annual Withdrawal amount" section on page 40 that the Annual Withdrawal Amount is the amount an investor can withdraw without adversely affecting the amount of lifetime payments due to a change in the GIB benefit base, and refer the reader to how such excess withdrawals affect the GIB benefit base are discussed.

       RESPONSE 8(C.)(X.)

             We have revised the disclosure in the "Annual withdrawal section" to include warnings that withdrawals in excess of the Annual withdrawal amount will have a harmful affect on the GIB benefit base, Lifetime GIB payments and the Roll-up to age 85 benefit base that is a component of the "Greater of" death benefit.

       COMMENT 8(C.)(XI.)

             The prospectus notes that the Deferral Roll-up rate is expected to be higher than the Annual Roll-up rate. Please note this in the Annual Withdrawal amount section.

       RESPONSE 8(C.)(XI.)

             Under the Retirement Cornerstone(SM) - Series ADV contract, the Annual withdrawal amount is always determined using the Annual Roll-up rate in effect at the time. The Deferral bonus Roll-up rate will never play a role in this calculation. We have added the following disclosure to the "Annual withdrawal amount" section to make this clear:

             Your Annual withdrawal amount is always calculated using the Annual Roll-up rate in effect at the time. The Deferral bonus Roll-up rate, described below, is never used for the purposes of calculating the Annual withdrawal amount.

Sonny Oh, Esquire
Securities and Exchange Commission
October 5, 2010
Page 21 of 30


       COMMENT 8(C.)(XII.)

             The third paragraph of the Annual withdrawal amount section states that annual withdrawals after age 85 reduce the Roll-up benefit base. However, the roll-up benefit base discussion in the "greater of" death benefit section omits any mention of this. Please revise the prospectus accordingly.

       RESPONSE 8(C.)(XII.)

             We have added a new paragraph to the "Greater of" death benefit section that restates the impact of withdrawals up to, and in excess of, the Annual Roll-up amount on the Roll-up to age 85 benefit base. The new disclosure is as follows:

             Withdrawals in excess of your Annual withdrawal amount may have a harmful affect on your "Greater of" death benefit. A withdrawal in excess of your Annual withdrawal amount will always reduce your Roll-up to age 85 benefit base on a pro-rata basis. When the annuitant reaches age 85, withdrawals will reduce your Roll-up to age 85 benefit base on a dollar-for-dollar basis up to your Annual withdrawal amount. See "How withdrawals affect your Guaranteed benefits" for more information.

       COMMENT 8(C.)(XIII.)

             In the fourth paragraph of the Annual Withdrawal amount section, please clarify what it means when the first sentence states that the applicable benefit bases will reduced on a "pro-rata basis," i.e., that it magnifies deductions when the contract value is lower than the benefit base.

       RESPONSE 8(C.)(XIII.)

             We have added the following disclosure to the fourth paragraph under "Annual withdrawal amount" that provides a warning with respect to pro-rata reductions when the Protection account value is less than the Guaranteed benefit bases:

             The reduction of your Guaranteed benefit bases on a pro-rata basis means that we calculate the percentage of your current Protection account value that is being withdrawn and we reduce your current Guaranteed benefit bases by the same percentage. A pro-rata withdrawal will have a significant adverse affect on those benefit bases in cases where the Protection account value is less than the benefit bases. For an example of how a pro-rata reduction works, see "How withdrawals affect your Guaranteed benefits" later in this section.

       COMMENT 8(C.)(XIV.)

             In the fourth paragraph of the Annual Withdrawal amount section, please clarify whether an "Excess withdrawal" is meant to be defined to include any withdrawals during the first year the Protection account is funded. If not, it would appear more efficient to do so.

Sonny Oh, Esquire
Securities and Exchange Commission
October 5, 2010
Page 22 of 30


       RESPONSE 8(C.)(XIV.)

             By the definition in the contract, "Excess withdrawal" means the amount of any withdrawal or portion of any withdrawal taken from the Protection account value in a contract year that together with all other withdrawals exceeds the Annual withdrawal amount. Since Excess withdrawals and withdrawals in the first contract year in which the Protection account is funded are treated the same, we have added the following disclosure:

             A withdrawal from your Protection account in the first contract year in which the Protection account is funded is treated just like an Excess withdrawal.

       COMMENT 8(C.)(XV.)

             Under "75 Day rate lock-in" on page 41, please clarify how long the lock-in rate will apply, e.g., new business rates described in prior subsection are applicable for one contract year even if Protection account is funded later in that year.

             For clarity, please also disclose relationship between these two types of rate, i.e., new business rate would appear to be the same rate described under 75 day lock-in as the rate in effect on the issue date.

       RESPONSE 8(C.)(XV.)

             We have revised the disclosure in the "75 Day rate lock-in" section to provide an example as to how a potential investor would be able to take advantage of a rate lock at the time of application. The new disclosure also informs the investor that the rates are the initial Roll-up rates under the contract that are in effect for one contract year.

             Example:

             You sign your application for Retirement Cornerstone(SM)- Series ADV on September 15th. On that date the Annual Roll-up rate and Deferral bonus Roll-up rates are 4.50% and 6.00%, respectively. Your initial contribution is received by way of a rollover contribution on October 5th. On that date the Annual Roll-up rate and Deferral bonus Roll-up rates are 4.25% and 5.75% respectively. In this example, your contract will be issued with the rates that were "locked in" at the time you signed your application, not the lower rates that were in effect on the date your contribution was received.

Sonny Oh, Esquire
Securities and Exchange Commission
October 5, 2010
Page 23 of 30


             These are your initial Annual Roll-up and Deferral bonus Roll-ups rates and they will apply to your contract for one full contract year. On your next contract date anniversary, Renewal rates will apply.

       COMMENT 8(C.)(XVI.)

             Please clarify the description of the calculations for the Annual Roll-up and Deferral bonus Roll-up preceding the example on page 42. It is unclear what the actual "amount" of each is and how it is used to determine your applicable benefit base. The ambiguity of the "amount" is due in part to the circular definition of each of the calculations (e.g., "Your Annual Roll-up amount is calculated as follows: ... [fourth bullet point] a pro rated Roll-up amount for .... ") as well as the parenthetical at the end of the fifth bullet point under "GIB benefit base" on page 39, which state that the Roll-up amount does not become part of your GIB benefit base at the end of each contract year.

             When clarifying the respective descriptions, please also confirm absence of fifth bullet point under the bullet point description of the annual roll-up from the bullet point description of the annual deferral bonus roll-up.

       RESPONSE 8(C.)(XVI.)

             As noted in Response 8(c.)(iv.) above, we have added an introduction to the "Annual Roll-up amount and annual benefit base adjustment section," which we believe clarifies what each Roll-up amount constitutes and how it is used in the calculation of the benefit base. That introduction provides context for the various following bullet points. The bullet points referring to the pro-rated Roll-up amounts specifically note that the pro rated amount is calculated based on the number of days in the contract year after the transfer or contribution. We also provide in the example section specific detail on how a pro rated calculation is performed based on the number of days.

             We have revised the sentence referenced in this comment as follows:

             The Roll-up amount applicable under your contract does not become part of your GIB benefit base until the end of the contract year.

             We confirm that the fifth bullet point under Annual Roll-up amount should not be under Deferral bonus Roll-up amount. That bullet point deals with withdrawals. If there has been a withdrawal, the Deferral bonus Roll-up amount does not apply.

Sonny Oh, Esquire
Securities and Exchange Commission
October 5, 2010
Page 24 of 30


       COMMENT 8(C.)(XVII.)

             The example on page 42 should be more specific as to what components are used to calculate each line item value, for example, the first year should include $100,000 (initial benefit base) x 4.5% (Deferral bonus rate). In the second part of the example, it is not clear that the $10,000 contribution made in year six has been added to result in the adjusted GIB benefit base of $140,563.

       RESPONSE 8(C.)(XVII.)

             We have revised the example on page 42 to provide clarity around each of the amounts and percentages used.

       COMMENT 8(C.)(XVIII.)

             Under "Lifetime GIB payments" beginning on page 43, please clarify whether annual lifetime payments will also be triggered if the Protection account value falls to zero due to market performance.

       RESPONSE 8(C.)(XVIII.)

             The only way that the Protection account value could fall to zero on a particular Business day would be through a withdrawal or a deduction of charges. Poor investment performance of the Protection account variable investment options may play at role in getting the Protection account value to that point. We have added the following disclosure to the second paragraph alerted contract owners to the affect of poor investment performance:

              Poor investment performance of the Protection account variable investment options may contribute to your Protection account falling to zero.

       COMMENT 8(C.)(XIX.)

             In the paragraph preceding the rates for determining the Lifetime GIB payments, on page 43, please clarify how the GIB benefit base "as of the day your account value was reduced to zero" will be calculated.

       RESPONSE 8(C.)(XIX.)

             We have added disclosure and an example to this section of the prospectus that indicates that the same GIB benefit base applies on the day the Protection account value goes to zero.

Sonny Oh, Esquire
Securities and Exchange Commission
October 5, 2010
Page 25 of 30


COMMENT 9.     DEATH BENEFIT (PAGE 45)

       Please clarify that a death benefit may paid out strictly based on the Performance account or the GMDBs available under the Protection account or a combination of both types of death benefits depending on the allocation of your money in the respective accounts.

       Please also provide appropriate risk disclosure, i.e., could elect the Return of Principal and Highest Anniversary Value death benefits, but if never allocate to Protection account, no benefit.

RESPONSE 9.

       We have revised the disclosure in this section to describe the total death benefit that may result based on how the contract owner allocated his or her money.

       The total death benefit under your Retirement Cornerstone(SM) - Series ADV contract will depend on your values to either one or both sides of the contract. If you selected a Guaranteed minimum death benefit but never funded your Protection account, your death benefit will be based on your Performance account value only. Likewise, if you funded your Guaranteed minimum death benefit through allocations to the Protection account and had no Performance account value, your death benefit would be based strictly on the Guaranteed minimum death benefit you selected. Also, it is possible that upon your death, you have value in both your Performance account and a Guaranteed minimum death benefit that has been funded through allocations to the Protection account. In that case, your beneficiaries would receive the Performance account value, plus the value of your Guaranteed minimum death benefit.

10.    GUARANTEED MINIMUM DEATH BENEFITS (PAGE 45)

COMMENT 10(A.)

       Please reconcile the second paragraph with the first sentence of the fourth paragraph under "Post-Funding Drop" on page 47 where the latter disclosure appears to penalize a contract owner for electing the GIB along with either the Return of Principal or Highest Anniversary Value death benefit although neither requires election of the GIB.

Sonny Oh, Esquire
Securities and Exchange Commission
October 5, 2010
Page 26 of 30


RESPONSE 10(A.)

       The prospectus discloses our rules for electing Guaranteed benefits that are set forth in the contract. When a Guaranteed minimum death benefit is selected in combination with the Guaranteed income benefit, and a contract owner wants to drop the Guaranteed minimum death benefit, we require that the contract owner drop both benefits. The Guaranteed income benefit cannot be retained as a standalone benefit in these cases.

COMMENT 10(B.)

       Under "Highest Anniversary Value death benefit" beginning on page 45, please clarify the meaning of "ratchet" introduced on page 46.

RESPONSE 10(B.)

       We have replaced the word "ratchet" with "reset". Also, we have added disclosure as to how the Highest Anniversary Value benefit base is being adjusted "since the most recent reset of the Highest Anniversary Value benefit base."

COMMENT 10(C.)

       The last portion of "Highest Anniversary Value death benefit" appearing on page 46 and describing the Highest Anniversary Value benefit base "[i]f you have taken a withdrawal" is very confusing given that the critical element of determining that value is how the withdrawal is deducted from the Highest Anniversary Value benefit base determined prior to a withdrawal. Therefore, in lieu of cross-referencing to the "How withdrawals affect your Guaranteed benefits" section and forcing the reader to flip pages back and forth in the prospectus to comprehend how the withdrawal impacts the benefit base, please include the disclosure here.

       Please note the use of the cross-reference results in a circular definition of the Highest Anniversary Value death benefit base "after a withdrawal," by defining it in part as your Highest Anniversary Value benefit base "immediately following the most recent withdrawal."

RESPONSE 10(C.)

We have revised the section as follows to eliminate the cross-reference:

       If you take a withdrawal from your Protection account, your Highest Anniversary Value benefit base will be reduced on a pro-rata basis. Reduction on a pro-rata basis means that we calculate the percentage of your Protection account value that is being withdrawn and we reduce your Highest Anniversary Value benefit base by the same percentage.

Sonny Oh, Esquire
Securities and Exchange Commission
October 5, 2010
Page 27 of 30


COMMENT 11 - DROPPING A CHANGING YOUR GUARANTEED BENEFITS (PAGE 47)

       The first paragraph under "Post-Funding Drop" states that Guaranteed benefits may not be dropped until the later of the contract anniversary after funding or four years after the date of issue. Accordingly, please note prominently in the summary that while there is a right to drop a Guaranteed benefit, that right may not be exercised until possibly four years after the date of issue.

RESPONSE 11

       We have added a new section to the "Retirement Cornerstone(SM) - Series ADV at a glance - Key features" that provides more information regarding the ability to drop or change Guaranteed benefits and the appropriate cross-references.

COMMENT 12 - WITHDRAWING YOUR ACCOUNT VALUE (PAGE 56)

       The prospectus states in the second paragraph of the systematic withdrawals subsection on page 57 that there is a limit on the percent of Performance account value that can be systematically withdrawn. Please clarify what happens if withdrawals exceed those limits.

RESPONSE 12

       In the second paragraph under "Systematic withdrawals," we outline the modes and maximum percentages available under the Systematic withdrawal program. A contract owner may elect percentages up to the maximums disclosed. Percentages in that exceed the maximums are not available as part of the program. A contract owner can always take additional withdrawals, however, an ad hoc withdrawal will terminate the program. This is disclosed in the final paragraph of the section.

COMMENT 13 - TAX INFORMATION (PAGE 70)

       Please confirm that the disclosure is current and otherwise complies with the disclosure requirements of Item 12.

RESPONSE 13

       The Company will make non-material updates to the "Tax information" section and confirms that the disclosure is current and in compliance with Form N-4.

Sonny Oh, Esquire
Securities and Exchange Commission
October 5, 2010
Page 28 of 30


COMMENT 14 - ABOUT THE GENERAL ACCOUNT (PAGE 80)

       Please insert after the first sentence of the first paragraph that an owner should look to the financial strength of the company for its claims-paying ability.

RESPONSE 14

       We have revised the disclosure in this section of the prospectus to include the following:

       An owner should look to the financial strength of AXA Equitable for its claims-paying ability.

COMMENT 15

       If applicable, please update "About legal proceedings" on page 84 as appropriate.

RESPONSE 15

       We will update this section, as necessary.

16.      APPENDICES

COMMENT 16(A.)

       In Appendix I, please clarify what is meant by caption of last column, "Later."

RESPONSE 16(A.)

       The headings in Appendix I are meant to tell the contract owner what his or her option(s) are following the initial drop or change to the Guaranteed benefits. We have revised the column headings to "Following the Drop or Change" and "Following the Drop".

COMMENT 16(B.)

       Appendices II and VI are very dense and difficult to follow. Please revise them so it is more clear as to how the various values provided in their respective tables are determined including a breakdown of each of the formulas applied (as described in the prospectus) and what numbers relate to each component of the formula.

RESPONSE 16(B.)

       We have revised "Appendix II: Guaranteed benefit base examples" to include additional disclosure with respect to the amounts shown in the table.

Sonny Oh, Esquire
Securities and Exchange Commission
October 5, 2010
Page 29 of 30


       The format of each example in "Appendix IV - Examples of how withdrawals affect your Guaranteed benefit bases" is almost identical to the format of each example in the same Appendix for the current Retirement Cornerstone(SM), a format that reflects the staff's extensive comments less than one year ago. For each example, there are only two material differences. First, the example for the revised version of the contract reflect the fact the GIB benefit base is calculated using a single roll-up benefit base. The initial version of the contract had a GIB benefit base that was the greater of two benefit bases - an annual roll-up and an annual ratchet. Therefore, the revised version of the Appendix is simplified (i.e., includes one GIB benefit base column, rather than three GIB benefit base columns). Second, the revised version of the Appendix includes the revised terms used throughout the prospectus. Other than those two changes, the format and the disclosure for each example are the same. The Appendix is further simplified because the simplified GIB benefit base calculation under the revised version of the contract means that only two examples are required: Protection account value is less than GIB benefit base, and Protection account value is greater than GIB benefit base. The previous Appendix required six examples to show the various possible scenarios related to the various sub-components of the GIB benefit base. We therefore believe that the revised Appendix is appropriate.

COMMENT 16(C.)

       For Appendix II[I], please confirm the accuracy of the description of the charges set forth in the introductory narrative preceding the illustration. Please also confirm that the illustration comports with the general guidelines of Item 25 of Form N-6 as applicable.

RESPONSE 16(C.)

       We confirm the accuracy of the description of the charges. Also, we believe the illustrations conform to the standards set forth in Item 25 of Form N-6.

PART C

COMMENT 17

       In light of the last portion of your transmittal letter where you explain that AXA Equitable does have reinsurance agreements in place for this contract, please provide exhibits for Item 24(b)7.

Sonny Oh, Esquire
Securities and Exchange Commission
October 5, 2010
Page 30 of 30


RESPONSE 17

       Additional exhibits will be included in the Company's next post-effective amendment filing of the above-referenced registration statement.

COMMENT 18

       Item 27 requires the number of contract owners of qualified and non-qualified contracts offered by the registrant. Please revise the disclosure provided under Item 27 accordingly.

RESPONSE 18

       These statistics will be included in the Company's next post-effective amendment filing of the above-referenced registration statement.

                              *******************


       Please contact either Chris Palmer, Esq. of Goodwin Procter LLP at (202) 346-4253, or me if you have any questions on our responses to the staff's comments. We appreciate your assistance with the filing.

                                      Yours truly
,

                                      /s/ William J. Evers
                                      --------------------
                                      William J. Evers

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Retirement Cornerstone(SM) -- Series ADV
A combination variable and fixed deferred annuity contract


PROSPECTUS DATED NOVEMBER 15, 2010

Please read and keep this Prospectus for future reference. It contains important information that you should know before purchasing or taking any other action under your contract. You should read the prospectuses for each Trust, which contain important information about the portfolios.


--------------------------------------------------------------------------------

WHAT IS THE RETIREMENT CORNERSTONE(SM) SERIES?

The Retirement Cornerstone(SM) Series are deferred annuity contracts issued by AXA Equitable Life Insurance Company. This Prospectus describes contracts offered under Series ADV. The contracts provide for the accumulation of retirement savings and for income. The contracts offer income and death benefit protection as well. They also offer a number of payout options. You invest to accumulate value on a tax-deferred basis in one or more of our "investment options": (i) variable investment options, (ii) the guaranteed interest option, or (iii) the account for special money market dollar cost averaging.


This Prospectus is a disclosure document and describes all of the contract's material features, benefits, rights and obligations. The description of the contract's material provisions in this Prospectus is current as of the date of this Prospectus. If certain material provisions under the contract are changed after the date of this Prospectus in accordance with the contract, those changes will be described in a supplement to this Prospectus. You should carefully read this Prospectus in conjunction with any applicable supplements.

The contract may not currently be available in all states. In addition, certain features and benefits described in this Prospectus may vary in your state and may not be available at the time you purchase the contract. For a state-by-state description of all material variations of this contract, see Appendix IV later in this Prospectus. All features and benefits may not be available in all contracts or from all selling broker-dealers. You may contact us to purchase any version of the contract if a version is not offered by the selling broker-dealer. We have the right to restrict availability of any optional feature or benefit. Not all optional features and benefits may be available in combination with other optional features and benefits.

We reserve the right to discontinue acceptance of any application or contribution from you at any time, including after you purchase the contract. If you have one or more Guaranteed benefits and we exercise our right to discontinue the acceptance of, and/or place additional limitations on, contributions to the contract and/or contributions and/or transfers into the Protection account variable investment options, you may no longer be able to fund your Guaranteed benefit(s). This means that if you have not yet allocated amounts to the Protection account variable investment options, you may not be able to fund your Guaranteed benefit(s). This also means that if you have already funded your Guaranteed benefits by allocating amounts to the Protection account variable investment options, you may no longer be able to increase your Guaranteed benefit account value and the benefit bases associated with your Guaranteed benefits through contributions and transfers.


In order to fund certain benefits, you must select specified investment options. See "What are your investment options under the contract?" and "Allocating your contributions" in "Contract features and benefits" later in this Prospectus for more information on applicable allocation requirements.

TYPES OF CONTRACTS. We offer the contracts for use as:

o   A nonqualified annuity ("NQ") for after-tax contributions only.

o   An individual retirement annuity ("IRA"), either traditional IRA or Roth
    IRA.

o Traditional and Roth Inherited IRA beneficiary continuation contract ("Inherited IRA") (direct transfer and specified direct rollover contributions only).

The optional Guaranteed benefits under the contract include: (i) the Guaranteed income benefit ("GIB"), (ii) the Return of Principal death benefit; (iii) the Highest Anniversary Value death benefit; and (iv) the "Greater of" death benefit (collectively, the "Guaranteed benefits").


The GIB is issued with all eligible contracts unless you tell us that you do not want it by "opting out" at the time you apply for the contract. If you opt out, the GIB cannot be added later.


The registration statement relating to this offering has been filed with the Securities and Exchange Commission ("SEC"). The statement of additional information ("SAI") dated November 15, 2010, is part of the registration statement. The SAI is available free of charge. You may request one by writing to our processing office at P.O. Box 1547, Secaucus, NJ 07096-1547 or calling 1-800-789-7771. The SAI is incorporated by this reference into this Prospectus. This Prospectus and the SAI can also be obtained from the SEC's website at www.sec.gov. The table of contents for the SAI appears at the back of this Prospectus.


The SEC has not approved or disapproved these securities or determined if this Prospectus is accurate or complete. Any representation to the contrary is a criminal offense. The contracts are not insured by the FDIC or any other agency. They are not deposits or other obligations of any bank and are not bank guaranteed. They are subject to investment risks and possible loss of principal.
                                                                          X03204
                                                                      Series ADV
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Our variable investment options are subaccounts offered through Separate
Account No. 49. Each variable investment option, in turn, invests in a corresponding securities portfolio ("Portfolio") of one of the trusts (the "Trusts"). Below is a complete list of the variable investment options:




------------------------------------------------------------------------------------
 VARIABLE INVESTMENT OPTIONS
------------------------------------------------------------------------------------
  AXA Premier VIP Trust                        American Century Variable
o AXA Aggressive Allocation                    Portfolios, Inc. -- Class II
o AXA Moderate Allocation                    o American Century VP Large Company
o AXA Moderate-Plus Allocation                 Value Fund
                                             o American Century VP Mid Cap Value
  EQ Advisors Trust                            Fund
o All Asset Allocation
o AXA Balanced Strategy*(1)                    BlackRock Variable Series Funds,
o AXA Conservative Growth Strategy*(1)         Inc. -- Class III
o AXA Conservative Strategy*(1)              o BlackRock Global Allocation
o AXA Growth Strategy(1)                       V.I. Fund
o AXA Moderate Growth Strategy*(1)           o BlackRock Large Cap Growth V.I. Fund
o AXA Tactical Manager 2000(1)
o AXA Tactical Manager 400(1)                  Fidelity(R) Variable Insurance
o AXA Tactical Manager 500(1)                  Products Fund -- Service Class 2
o AXA Tactical Manager International(1)      o Fidelity(R) VIP Asset Manager: Growth(R)
o EQ/AllianceBernstein International           Portfolio
o EQ/AllianceBernstein Small Cap             o Fidelity(R) VIP Contrafund(R) Portfolio
  Growth                                     o Fidelity(R) VIP Freedom 2015 Portfolio
o EQ/AXA Franklin Small Cap Value Core       o Fidelity(R) VIP Freedom 2020 Portfolio
o EQ/BlackRock Basic Value Equity            o Fidelity(R) VIP Freedom 2025 Portfolio
o EQ/BlackRock International Value           o Fidelity(R) VIP Freedom 2030 Portfolio
o EQ/Boston Advisors Equity Income           o Fidelity(R) VIP Mid Cap Portfolio
o EQ/Capital Guardian Growth                 o Fidelity(R) VIP Strategic Income Portfolio
o EQ/Capital Guardian Research
o EQ/Common Stock Index                        Franklin Templeton Variable Insur-
o EQ/Core Bond Index(1)                        ance Products Trust -- Class 2
o EQ/Davis New York Venture                  o Franklin Income Securities Fund
o EQ/Equity 500 Index                        o Franklin Strategic Income Securities
o EQ/Franklin Core Balanced                    Fund
o EQ/Franklin Templeton Allocation           o Franklin Templeton VIP Founding Funds
o EQ/GAMCO Mergers and Acquisitions            Allocation Fund
o EQ/GAMCO Small Company Value               o Mutual Shares Securities Fund
o EQ/Global Bond PLUS                        o Templeton Developing Markets
o EQ/Global Multi-Sector Equity                Securities Fund
o EQ/Intermediate Government Bond            o Templeton Foreign Securities Fund
  Index(1)                                   o Templeton Global Bond Securities Fund
o EQ/International Core PLUS                 o Templeton Growth Securities Fund
o EQ/International ETF
o EQ/International Growth                      Goldman Sachs Variable Insurance
o EQ/JPMorgan Value Opportunities              Trust -- Service Shares
o EQ/Large Cap Growth Index                  o Goldman Sachs VIT Mid Cap Value
o EQ/Large Cap Growth PLUS                     Fund
o EQ/Large Cap Value Index
o EQ/Large Cap Value PLUS                      AIM Variable Insurance Funds
o EQ/Mid Cap Index                             (Invesco Variable Insurance Funds)
o EQ/Mid Cap Value PLUS                        -- Series II
o EQ/Money Market                            o Invesco V.I. Financial Services Fund
o EQ/Montag & Caldwell Growth                o Invesco V.I. Global Real Estate Fund
o EQ/Morgan Stanley Mid Cap Growth           o Invesco V.I. High Yield
o EQ/Mutual Large Cap Equity                 o Invesco V.I. International Growth Fund
o EQ/Oppenheimer Global                      o Invesco V.I. Leisure Fund
o EQ/PIMCO Ultra Short Bond                  o Invesco V.I. Mid Cap Core Equity Fund
o EQ/Small Company Index                     o Invesco V.I. Small Cap Equity Fund
o EQ/T. Rowe Price Growth Stock
o EQ/Templeton Global Equity                   Ivy Funds Variable Insurance
o EQ/Van Kampen Comstock                       Portfolios
o EQ/Wells Fargo Advantage Omega             o Ivy Funds VIP Asset Strategy
  Growth                                     o Ivy Funds VIP Dividend Opportunities
                                             o Ivy Funds VIP Energy
  AllianceBernstein Variable Prod-           o Ivy Funds VIP Global Natural Resources
  uct Series Fund, Inc. -- Class B           o Ivy Funds VIP High Income
o AllianceBernstein VPS Balanced Wealth      o Ivy Funds VIP Mid Cap Growth
  Strategy Portfolio                         o Ivy Funds VIP Science and Technology
o AllianceBernstein VPS International        o Ivy Funds VIP Small Cap Growth
  Growth Portfolio
                                               Lazard Retirement Series, Inc. --
                                               Service Shares
                                             o Lazard Retirement Emerging Markets
                                              Equity Portfolio



------------------------------------------------------------------------------------
 VARIABLE INVESTMENT OPTIONS
------------------------------------------------------------------------------------
  Lord Abbett Series                            ProFunds VP
o Lord Abbett Bond Debenture                  o ProFund VP Bear
o Lord Abbett Classic Stock                   o ProFund VP Biotechnology
o Lord Abbett Growth Opportunities
                                                Rydex Variable Trust
  MFS(R) Variable Insurance Trusts --         o Rydex SGI VT Alternative Strategies
  Service Class                                 Allocation Fund
o MFS(R) International Value Portfolio        o Rydex SGI VT Managed Futures Strat-
o MFS(R) Investors Growth Stock Series          egy Fund
o MFS(R) Investors Trust Series               o Rydex VT Inverse S&P Strategy Fund
o MFS(R) Technology Portfolio
o MFS(R) Utilities Series                       T. Rowe Price Equity Series, Inc.
                                              o T.Rowe Price Health Sciences
  PIMCO Variable Insurance Trust --             Portfolio II
  Advisor Class
o PIMCO VIT CommodityRealReturn(R)              Van Eck VIP Trust -- S Class
  Strategy Portfolio                          o Van Eck VIP Global Hard Assets Fund
o PIMCO VIT Emerging Markets Bond
  Portfolio
o PIMCO VIT Real Return
  Strategy Portfolio
o PIMCO VIT Total Return Portfolio


*   The "AXA Strategic Allocation Portfolios"

(1) This variable investment option is also available as a Protection account variable investment option should you decide to fund your Guaranteed benefits. The Protection account variable investment option versions of these funds will be identified with the prefix "GB". For more information, please see "What are your investment options under the contract?" under "Contract features and benefits" later in this Prospectus.



Your investment results in a variable investment option will depend on the investment performance of the related Portfolio. At any time, we have the right to limit or terminate your contributions and allocations to any of the variable investment options. If you have one or more Guaranteed benefits and we exercise our right to discontinue the acceptance of, and/or place additional limitations on, contributions to the contract and/or contributions and/or transfers into the Protection account variable investment options, you may no longer be able to fund your Guaranteed benefit(s). This means that if you have not yet allocated amounts to the Protection account variable investment options, you may not be able to fund your Guaranteed benefit(s). This also means that if you have already funded your Guaranteed benefits by allocating amounts to the Protection account variable investment options, you may no longer be able to increase your Guaranteed benefit account value and the benefit bases associated with your Guaranteed benefits through contributions and transfers. Also, we limit the number of variable investment options that you may select.


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Retirement Cornerstone(SM) -- Series ADV at a glance -- key features

--------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------
PROFESSIONAL INVESTMENT     The Retirement Cornerstone(SM) -- Series ADV variable investment options
MANAGEMENT                  invest in different Portfolios managed by professional investment advisers.
-----------------------------------------------------------------------------------------------------
GUARANTEED INTEREST         o Principal and interest guarantees.
OPTION
                            o Interest rates set periodically.
-----------------------------------------------------------------------------------------------------
TAX ADVANTAGES              o No tax on earnings inside the contract until you make withdrawals from your contract or receive annuity payments.
                            ------------------------------------------------------------------------
                            o No tax on transfers among investment options inside the contract.
                            ------------------------------------------------------------------------
                            If you are purchasing or contributing to an annuity contract which is an
                            Individual Retirement Annuity (IRA), you should be aware that such annuities do not provide tax deferral benefits beyond those already provided by the Internal Revenue Code for these types of arrangements.
                            Before purchasing or contributing to one of the contracts, you should consider whether its features and benefits beyond tax deferral meet your needs and goals. You may also want to consider the relative features, benefits and costs of these annuities compared with any other investment that you may use in connection with your retirement plan or arrangement.
                            Depending on your personal situation, the contract's Guaranteed benefits may have limited usefulness because of required minimum distributions
                            ("RMDs").
-----------------------------------------------------------------------------------------------------
Guaranteed income benefit   The GIB guarantees, subject to certain restrictions, annual lifetime
("GIB")                     payments ("Lifetime GIB payments"), which will begin automatically at the earliest of: (i.) the contract date anniversary following the date your Protection account value falls to zero, except as the result of a withdrawal in excess of your Annual withdrawal amount ("Excess withdrawal"); (ii.) the contract date anniversary following your 95th birthday; and (iii.) your contract's maturity date. Lifetime GIB payments can be on a single or joint life basis. Your Lifetime GIB payments are calculated by applying a percentage (which is based on your age at the time your payments begin) to your GIB benefit base. See "GIB
                            Benefit base" in "Contracts features and benefits" later in this
                            Prospectus.

                            An Excess withdrawal that reduces your Protection account value to zero will cause your GIB to terminate. Even if an Excess withdrawal does not cause your GIB to terminate, it can greatly reduce your GIB benefit base and the value of your benefit.

                            Beginning in the second contract year, and prior to the beginning of your Lifetime GIB payments, you can take certain withdrawals (your
                            "Annual withdrawal amount") that will not reduce your GIB benefit base.

                            The GIB is issued with all eligible contracts unless you opt out at the time you apply for your Retirement Cornerstone(SM) -- Series ADV contract. See "Lifetime GIB payments" and "Annual withdrawal amount"
                            under "Guaranteed income benefit" in "Contract features and benefits"
                            later in this Prospectus. Any amounts you wish to be credited toward your GIB must be allocated to the Protection account variable investment options. Amounts invested in the Protection account variable investment options must be allocated in accordance with certain investment restrictions.
-----------------------------------------------------------------------------------------------------
Guaranteed minimum          o Return of Principal death benefit
death benefits ("GMDBs")
                            o Highest Anniversary Value death benefit

                            o "Greater of" death benefit

                            All three GMDBs are available in combination with the GIB. The Return of
                            Principal death benefit and the Highest Anniversary Value death benefit are available without the GIB. However, the "Greater of" death benefit can only be selected in combination with the GIB. If you do not select either the Highest Anniversary Value death benefit or the "Greater of"
                            death benefit, the Return of Principal death benefit will automatically be issued with all eligible contracts.

                            The death benefit in connection with your Performance account value is equal to your Performance account value as of the day we receive satisfactory proof of death.
-----------------------------------------------------------------------------------------------------


10 Retirement Cornerstone(SM) -- Series ADV at a glance -- key features
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
---------------------------------------------------------------------------------------------------------
CONTRIBUTION AMOUNTS        The chart below shows the minimum initial and, in parenthesis, subsequent contribution amounts under the contracts. Please see "How you can purchase and contribute to your contract" in "Contract features and benefits" for more information, including important limitations on contributions.
                            -----------------------------------------------------------------------------
                            NQ                                                  $10,000 ($500)*
                            -----------------------------------------------------------------------------
                            Traditional or Roth IRA                             $10,000 ($50)*
                            -----------------------------------------------------------------------------
                            Inherited IRA Beneficiary continuation contract (traditional IRA or Roth IRA)
                            ("Inherited IRA")                                   $10,000 ($1,000)
                            -----------------------------------------------------------------------------
                            * $100 monthly and $300 quarterly under our automatic investment program.

                            o Maximum contribution limitations apply to all contracts. For more information, please see "How you can purchase and contribute to your contract" in "Contract features and benefits" later in this Prospectus.
                            -----------------------------------------------------------------------------
                            Upon advance notice to you, we may exercise certain rights we have under the contract regarding contributions, including our rights to: (i)
                            change minimum and maximum contribution requirements and limitations, and (ii) discontinue acceptance of contributions. Further, we may at any time exercise our rights to limit or terminate your contributions and transfers to any of the variable investment options (including the
                            Protection account variable investment options) and to limit the number of variable investment options which you may select.
---------------------------------------------------------------------------------------------------------
ACCESS TO YOUR MONEY        o Partial withdrawals

                            o Several options for withdrawals on a periodic basis

                            o Contract surrender

                            o Maximum payment plan (only under contracts with GIB)

                            o Customized payment plan (only under contracts with GIB)

                            Any income you receive may be subject to tax; also may be subject to an additional 10% income tax penalty unless you are age 59-1/2 or another exception applies. Also, certain withdrawals will diminish the value of any Guaranteed benefits you have funded.
---------------------------------------------------------------------------------------------------------
PAYOUT OPTIONS              o Fixed annuity payout options

                            o Other payout options through other contracts
---------------------------------------------------------------------------------------------------------
ACCOUNT VALUES              PERFORMANCE ACCOUNT VALUE

                            o Performance account variable investment options

                            o Guaranteed interest option

                            o Amounts in the account for special money market dollar cost averaging designated for Performance account variable investment options or the guaranteed interest option

                            PROTECTION ACCOUNT VALUE

                            o Protection account variable investment options

                            o Amounts in the account for special money market dollar cost averaging designated for Protection account variable investment options
---------------------------------------------------------------------------------------------------------


         Retirement Cornerstone(SM) -- Series ADV at a glance -- key features 11
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
---------------------------------------------------------------------------------------------------------
ADDITIONAL FEATURES         o Dollar cost averaging programs

                            o Automatic investment program

                            o Automatic quarterly rebalancing (for the Protection account variable investment options)

                            o Optional rebalancing (for amounts in the Performance account variable investment options and guaranteed interest option.)

                            o Systematic transfer program

                            o Transfers among investment options at no charge (subject to limitations)

                            o Option to drop or change your Guaranteed benefits after issue, subject to our rules. Please see "Dropping or changing your Guaranteed benefits"
                              in "Contract features and benefits", as well as Appendix I, for more information.

                            o Spousal continuation

                            o Beneficiary continuation option

                            o Resets of your GIB benefit base and Roll-up to age 85 benefit base
                              (used to calculate your "Greater of" death benefit)
---------------------------------------------------------------------------------------------------------
Dropping or changing your   You have the option to drop or change your Guaranteed benefits subject
Guaranteed benefits         to our rules. In some cases, you may have to wait four contract years in order to drop your benefits. Please see "Dropping or changing your
                            Guaranteed benefits" in "Contract features and benefits," as well as
                            Appendix I, for more information.
---------------------------------------------------------------------------------------------------------
FEES AND CHARGES            Please see "Fee table" later in this section for complete details.
---------------------------------------------------------------------------------------------------------
OWNER AND ANNUITANT ISSUE   Please see "How you can purchase and contribute to your contract" in
AGES                        "Contract features and benefits" for owner and annuitant issue ages applicable to your contract.
---------------------------------------------------------------------------------------------------------
YOUR RIGHT TO CANCEL        To exercise your cancellation right under the contract, you must notify us with a signed letter of instruction electing this right, to our processing office within 10 days after you receive your contract. If state law requires, this "free look" period may be longer. See "Your right to cancel within a certain number of days" in "Contract features and benefits" later in this Prospectus for more information.
---------------------------------------------------------------------------------------------------------



The table above summarizes only certain current key features and benefits of the contract. The table also summarizes certain current limitations, restrictions and exceptions to those features and benefits that we have the right to impose under the contract and that are subject to change in the future. In some cases, other limitations, restrictions and exceptions may apply. The contract may not currently be available in all states. Certain features and benefits described in this Prospectus may vary in your state; all features and benefits may not be available in all contracts, in all states or from all selling broker-dealers. You may contact us to purchase any version of the contract if a version is not offered by the selling broker-dealer. For a state-by-state description of all material variations of this contract, see Appendix IV later in this Prospectus.


For more detailed information, we urge you to read the contents of this Prospectus, as well as your contract. This Prospectus is a disclosure document and describes all of the contract's material features, benefits, rights and obligations. The Prospectus should be read carefully before investing. Please feel free to speak with your financial professional, or call us, if you have any questions.

Currently, you may purchase a contract only if you are a participant in an account established under a fee-based program sponsored and maintained by a registered broker-dealer or other financial intermediary we approve (including AXA Advisors, LLC, one of the distributors of the contracts and an affiliate of AXA Equitable). We may, in the future, offer this contract through other means. The fees and expenses of a fee-based program are separate from and in addition to the fees and expenses of the contract and generally provide for various brokerage services. If you purchase this contract through a fee-based arrangement and later terminate the arrangement, your contract will continue in force. There may be charges associated with the fee-based arrangement should you decide to no longer participate in the arrangement. Please consult with your program sponsor for more details about your fee-based program.


12 Retirement Cornerstone(SM) -- Series ADV at a glance -- key features
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OTHER CONTRACTS

We offer a variety of fixed and variable annuity contracts. They may offer features, including investment options, and have fees and charges, that are different from those in the contracts offered by this Prospectus. Not every contract we issue, including some described in this Prospectus, is offered through every selling broker-dealer. Some selling broker-dealers may not offer and/or limit the offering of certain features or options, as well as limit the availability of the contracts, based on issue age or other criteria established by the selling broker-dealer. Upon request, your financial professional can show you information regarding other AXA Equitable annuity contracts that he or she distributes. You can also contact us to find out more about the availability of any of the AXA Equitable annuity contracts.

You should work with your financial professional to decide whether one or more optional benefits are appropriate for you based on a thorough analysis of your particular insurance needs, financial objectives, investment goals, time horizons and risk tolerance.


         Retirement Cornerstone(SM) -- Series ADV at a glance -- key features 13
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Fee table

--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when buying, owning and surrendering the contract. Each of the charges and expenses is more fully described in "Charges and expenses" later in this Prospectus.


The first table describes fees and expenses that you will pay at the time that you make certain transfers. Charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state, may also apply.(1)



----------------------------------------------------------------------------------------------------
CHARGES WE DEDUCT FROM YOUR ACCOUNT VALUE AT THE TIME YOU REQUEST CERTAIN TRANSACTIONS
----------------------------------------------------------------------------------------------------
Charge for each additional transfer in excess of 12 transfers per
contract year:(2)                                                   Maximum Charge: $35
                                                                    Current Charge: $0
----------------------------------------------------------------------------------------------------

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including the underlying trust portfolio fees and expenses.

----------------------------------------------------------------------------------------------------
CHARGES WE DEDUCT FROM YOUR ACCOUNT VALUE ON EACH CONTRACT DATE ANNIVERSARY
----------------------------------------------------------------------------------------------------
Maximum annual administrative charge(3)
   If your account value on a contract date anniversary is less
   than $50,000(4)                                                  $30
   If your account value on a contract date anniversary is
   $50,000 or more                                                  $ 0
----------------------------------------------------------------------------------------------------
CHARGES WE DEDUCT FROM YOUR VARIABLE INVESTMENT OPTIONS EXPRESSED AS AN ANNUAL PERCENTAGE OF DAILY
NET ASSETS
----------------------------------------------------------------------------------------------------
SEPARATE ACCOUNT ANNUAL EXPENSES(5):
Operations                                                          0.35%
Administration                                                      0.20%
Distribution                                                        0.10%
                                                                    ----
Total separate account annual expenses ("Contract fee")             0.65%
----------------------------------------------------------------------------------------------------
CHARGES WE DEDUCT FROM YOUR ACCOUNT VALUE EACH YEAR IF YOU FUND ANY OF THE FOLLOWING OPTIONAL
BENEFITS
----------------------------------------------------------------------------------------------------
GUARANTEED MINIMUM DEATH BENEFIT CHARGE (Calculated as a
percentage of the applicable benefit base.(6) Deducted annually(7) on each contract date anniversary for which the benefit is in effect.)
   Return of Principal death benefit                                No Charge
   Highest Anniversary Value death benefit                          0.25% (current and maximum)
   "Greater of" death benefit
      Maximum Charge (if the Roll-up to age 85 benefit base
      resets, we reserve the right to increase your charge up to):  1.10%
      Current Charge:                                               0.95%
----------------------------------------------------------------------------------------------------
GUARANTEED INCOME BENEFIT CHARGE (Calculated as a percent-
age of the GIB benefit base(6). Deducted annually(7) on each contract date anniversary for which the benefit is in effect.)

      Maximum Charge (if the GIB benefit base resets, we reserve
      the right to increase your charge up to):                     1.25%
      Current Charge:                                               0.95%
----------------------------------------------------------------------------------------------------

14 Fee table
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You also bear your proportionate share of all fees and expenses paid by a
Portfolio that corresponds to any variable investment option you are using. This table shows the lowest and highest total operating expenses charged by any of the Portfolios that you will pay periodically during the time that you own the contract. These fees and expenses are reflected in the Portfolio's net asset value each day. Therefore, they reduce the investment return of the Portfolio and the related variable investment option. Actual fees and expenses are likely to fluctuate from year to year. More detail concerning each Portfolio's fees and expenses is contained in the prospectus for the Portfolio.



----------------------------------------------------------------------------------------------------
PORTFOLIO OPERATING EXPENSES EXPRESSED AS AN ANNUAL PERCENTAGE OF DAILY NET ASSETS
----------------------------------------------------------------------------------------------------
Total Annual Portfolio Operating Expenses for 2009 (expenses that are deducted     Lowest     Highest
from Portfolio assets including management fees, 12b-1 fees, service fees, and/or   ----       ----
other expenses)(8)                                                                 0.39%      4.62%

Notes:

(1) The current tax charge that might be imposed varies by jurisdiction and currently ranges from 0% to 3.5%.

(2) Currently, we do not charge for transfers among investment options under the contract. However, we reserve the right to charge for transfers in excess of 12 transfers per con tract year. We will charge no more than $35 for each transfer at the time each transfer is processed. See "Transfer charge" under "Charges that AXA Equitable deducts" in "Charges and expenses" later in this Prospectus.


(3) If the contract is surrendered or annuitized or a death benefit is paid on any date other than the contract date anniversary, we will deduct a pro-rata portion of the administrative charge for that year.


(4) During the first two contract years this charge, if applicable, is equal to the lesser of $30 or 2% of your account value. Thereafter, the charge, if applicable, is $30 for each contract year.

(5) In connection with the separate account annual expenses, these charges compensate us for certain risks we assume and expenses we incur under the contract. We expect to make a profit from these charges.

(6) The benefit base is not an account value or cash value. Your initial benefit base is equal to your initial contributions or transfer to the Protection account variable investment options and amounts in the account for special money market dollar cost averaging designated for transfers to the Protection account variable investment options. Subsequent adjustments to the applicable benefit base may result in a benefit base that is significantly different from your total contributions or transfers to, or account value in, the Protection account. See "Guaranteed minimum death benefit" and "Guaranteed income benefit" in "Contract features and benefits" later in this Prospectus.


(7) If the contract is surrendered or annuitized, or a death benefit is paid, or the benefit is dropped (if applicable), on any date other than the contract date anniversary, we will deduct a pro-rata portion of the charge for that year.

(8) "Total Annual Portfolio Operating Expenses" are based, in part, on estimated amounts for options added during the fiscal year 2009 and for the underlying Portfolios. In addition, the "Lowest" represents the total annual operating expenses of the EQ/Equity 500 Index Portfolio. The "Highest" represents the total annual operating expenses of the AXA Tactical Manager 400 Portfolio.


EXAMPLES

These examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract fees, separate account annual expenses, and underlying trust fees and expenses (including the underlying portfolio fees and expenses).


The first example below shows the expenses that a hypothetical contract owner (who has elected the "Greater of" death benefit with the Guaranteed income benefit) would pay in the situations illustrated. These examples use an estimated average annual administrative charge based on anticipated sales and contract sizes, which results in an estimated annual administrative charge of 0.010%, calculated as a percentage of contract value. As discussed immediately below, the example further assumes the highest minimum Deferral bonus Roll-up rate of 8% is applied to the GIB benefit base and Annual Roll-up to age 85 benefit base annually. The example assumes the maximum charges that would apply based on a 5% return for the "Greater of" death benefit and Guaranteed income benefit, both of which are calculated as a percentage of each Guaranteed benefit's benefit base. The example also assumes there has not been a withdrawal from the Protection account.

In this example, we assume the highest minimum Deferral bonus Roll-up rate of 8% that can be applied to the GIB and Roll-up to age 85 benefit bases. We do this because this will result in the highest minimum GIB benefit base and "Greater of" death benefit base. Since the charges for the GIB and "Greater of" death benefit are calculated as a percentage of their applicable benefit bases, the examples show the maximum charges under these assumptions. We reserve the right to declare a Deferral bonus Roll-up rate in excess of 8%. A higher Deferral bonus Roll-up rate could result in a higher GIB benefit base and "Greater of" death benefit base. However, since we cannot predict how high your Deferral bonus Roll-up rate might be, we have based the example on a Deferral bonus Roll-up rate of 8%, which is the highest rate available under the Deferral bonus Ten-Year Treasuries Formula Rate. See "Deferral bonus Roll-up rate" under "Guaranteed income benefit" in "Contract features and benefits".

Amounts allocated to the account for special money market dollar cost averaging are not covered by these examples. The annual administrative charge does apply to amounts allocated to the account for special money market dollar cost averaging.

The example assumes that you invest $10,000 in the Protection account variable investment options for the time periods indicated, and that your investment has a 5% return each year. Other than the annual administrative charge and the charges for the Guaranteed benefits (which are described immediately above), the example also assumes separate account annual expenses and that amounts are allocated to the Protection account variable investment options that invest in Portfolios with (a) the maximum fees and expenses and (b) the minimum fees and expenses (before expense limitations). Each example should not be considered a representation of past or future expenses for each option. Actual expenses



                                                                    Fee table 15
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may be greater or less than those shown. Similarly, the annual rate of return assumed in each example is not an estimate or guarantee of future investment performance. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

------------------------------------------------------------------------------------------------------------------------------------
                                                                            SERIES ADV
------------------------------------------------------------------------------------------------------------------------------------
                                     IF YOU ANNUITIZE AT THE END OF THE APPLICABLE  IF YOU DO NOT SURRENDER YOUR CONTRACT AT THE END
                                                       TIME PERIOD                           OF THE APPLICABLE TIME PERIOD
------------------------------------------------------------------------------------------------------------------------------------
                                        1 YEAR     3 YEARS     5 YEARS    10 YEARS     1 YEAR     3 YEARS     5 YEARS     10 YEARS
------------------------------------------------------------------------------------------------------------------------------------
(a) assuming maximum fees and
    expenses of any of the Portfolios   N/A          $           $           $           $          $           $           $
(b) assuming minimum fees and
    expenses of any of the Portfolios   N/A          $           $           $           $          $           $           $
------------------------------------------------------------------------------------------------------------------------------------

The next example shows the expenses that a hypothetical contract owner who has opted out of all optional benefits that have fees associated with them would pay in the situations illustrated. These examples use an estimated average annual administrative charge based on anticipated sales and contract sizes, which results in an estimated annual administrative charge of 0.010%, calculated as a percentage of contract value.


The example assumes amounts are allocated to the most expensive and least expensive Portfolio. Amounts allocated to the guaranteed interest option and the account for special money market dollar cost averaging are not covered by these examples. The annual administrative charge does apply to amounts allocated to the guaranteed interest option, and the account for special money market dollar cost averaging.


The example assumes that you invest $10,000 in the Performance account variable investment options for the time periods indicated, and that your investment has a 5% return each year. Other than the annual administrative charge (which is described immediately above), the example also assumes maximum contract charges and total annual expenses of the Portfolios (before expense limitations) invested in by the Performance account variable investment options set forth in the previous charts. Each example should not be considered a representation of past or future expenses for each option. Actual expenses may be greater or less than those shown. Similarly, the annual rate of return assumed in each example is not an estimate or guarantee of future investment performance. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

------------------------------------------------------------------------------------------------------------------------------------
                                                                            SERIES ADV
------------------------------------------------------------------------------------------------------------------------------------
                                     IF YOU ANNUITIZE AT THE END OF THE APPLICABLE  IF YOU DO NOT SURRENDER YOUR CONTRACT AT THE END
                                                       TIME PERIOD                           OF THE APPLICABLE TIME PERIOD
------------------------------------------------------------------------------------------------------------------------------------
                                        1 YEAR     3 YEARS     5 YEARS    10 YEARS     1 YEAR     3 YEARS     5 YEARS     10 YEARS
------------------------------------------------------------------------------------------------------------------------------------
(a) assuming maximum fees and
    expenses of any of the Portfolios   N/A          $           $           $           $          $           $           $
(b) assuming minimum fees and
    expenses of any of the Portfolios   N/A          $           $           $           $          $           $           $
------------------------------------------------------------------------------------------------------------------------------------

For information on how your contract works under certain hypothetical circumstances, please see Appendix III at the end of this Prospectus.


CONDENSED FINANCIAL INFORMATION

Because the contracts offered by this Prospectus have not yet been sold, no class of accumulation units have yet been derived from the contracts offered by this Prospectus.


16 Fee table
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1. Contract features and benefits

--------------------------------------------------------------------------------

HOW YOU CAN PURCHASE AND CONTRIBUTE TO YOUR CONTRACT

You may purchase a contract by making payments to us that we call "contributions." We can refuse to accept an application from you or any contribution from you at any time, including after you purchase the contract. We require a minimum contribution amount for each type of contract purchased. Maximum contribution limitations also apply. The following tables summarize our current rules regarding contributions to your contract, which are subject to change. In some states, our rules may vary. Both the owner and annuitant named in the contract must meet the issue age requirements shown in the table, and contributions are based on the age of the older of the original owner and annuitant. Subsequent contributions may not be permitted in your state. Please see Appendix IV later in this Prospectus for any applicable state variation.

--------------------------------------------------------------------------------
We reserve the right to change our current limitations on your contributions and to discontinue acceptance of contributions.
--------------------------------------------------------------------------------

We currently do not accept any contribution to your contract if: (i) the aggregate contributions under one or more Retirement Cornerstone(SM) Series contracts with the same owner or annuitant would then total more than $1,500,000, or (ii) the aggregate contributions under all AXA Equitable annuity accumulation contracts with the same owner or annuitant would then total more than $2,500,000. We may waive these and other contribution limitations based on certain criteria that we determine, including Guaranteed benefits, issue age, aggregate contributions, variable investment option allocations and selling broker-dealer compensation. These and other contribution limitations may not be applicable in your state. Please see Appendix IV later in this Prospectus for more information on state variations.

You may not contribute or transfer more than $1,500,000 to your Protection account variable investment options and the account for special money market dollar cost averaging with amounts designated for the Protection account variable investment options.


Once a withdrawal is taken from your Protection account, you cannot make additional contributions to your Protection account, either directly or through a new special money market dollar cost averaging program. You can, however, continue to make transfers from your Performance account to the Protection account variable investment options until such time you make a subsequent contribution to your Performance account.


We may accept less than the minimum initial contribution under a contract if an aggregate amount of Retirement Cornerstone(SM) Series contracts, respectively, are purchased at the same time by an individual (including spouse) meets the minimum.

--------------------------------------------------------------------------------
The "owner" is the person who is the named owner in the contract and, if an individual, is the measuring life for determining contract benefits. The "annuitant" is the person who is the measuring life for determining the contract's maturity date. The annuitant is not necessarily the contract owner. Where the owner of a contract is non-natural, the annuitant is the measuring life for determining contract benefits.
--------------------------------------------------------------------------------

Upon advance notice to you, we may exercise certain rights we have under the contract regarding contributions, including our rights to:


o Change our contribution requirements and limitations and our transfer rules, including to:

     -- increase or decrease our minimum contribution requirements and increase or decrease our maximum contribution limitations;

     -- discontinue the acceptance of subsequent contributions to the contract;

     -- discontinue the acceptance of subsequent contributions and/or transfers into one or more of the variable investment options and/or guaranteed interest option; and

     -- discontinue the acceptance of subsequent contributions and/or transfers into the Protection account variable investment options.


o Default certain contributions and transfers designated for a Protection account variable investment option(s) to the corresponding Performance account variable investment option(s), which invests in the same underlying Portfolio(s). See "Automatic Quarterly Rebalancing" under "Allocating your contributions" later in this section.


o Further limit the number of variable investment options you may invest in at any one time.

o    Limit or terminate new contributions or transfers to an investment option.


We reserve the right in our sole discretion to discontinue the acceptance of, and/or place limitations on contributions into the contract and/or certain investment options. If you have one or more Guaranteed benefits and we exercise our right to discontinue the acceptance of, and/or place additional limitations on, contributions to the contract and/or contributions and/or transfers into the Protection account variable investment options, you may no longer be able to fund your Guaranteed benefit(s). This means that if you have not yet allocated amounts to the Protection account variable investment options, you may not be able to fund your Guaranteed benefit(s). This also means that if you have already funded your Guaranteed benefits by allocating amounts to the Protection account variable investment options, you may no longer be able to increase your Guaranteed benefit account value and the benefit bases associated with your Guaranteed benefits through contributions and transfers.



                                               Contract features and benefits 17
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GUARANTEED INTEREST OPTION

The guaranteed interest option is part of our general account and pays interest at guaranteed rates. We discuss our general account under "More information" later in this Prospectus. Any amounts allocated to the guaranteed interest option will not be included in your Protection account value.

We assign an interest rate to each amount allocated to the guaranteed interest option. This rate is guaranteed for a specified period. Therefore, different interest rates may apply to different amounts in the guaranteed interest option.

We credit interest daily to amounts in the guaranteed interest option. There are three levels of interest in effect at the same time in the guaranteed interest option:

(1)  the minimum interest rate guaranteed over the life of the contract,

(2)  the yearly guaranteed interest rate for the calendar year, and

(3)  the current interest rate.

We set current interest rates periodically, based on our discretion and according to our procedures that we have in effect at the time. We reserve the right to change these procedures. All interest rates are effective annual rates, but before the deduction of annual administrative charges. See Appendix IV later in this Prospectus for more information on state variations that may apply.

Depending on the state where your contract is issued, your lifetime minimum rate ranges from 1.00% to 3.00%. The data page for your contract shows the lifetime minimum rate. Check with your financial professional as to which rate applies in your state. The minimum yearly rate will never be less than the lifetime minimum rate. The minimum yearly rate for 2010 is 1.25% or 3.00%, depending on your lifetime minimum rate. Current interest rates will never be less than the yearly guaranteed interest rate.

Generally, contributions and transfers into and out of the guaranteed interest option are limited. See "Transferring your money among the investment options" later in this Prospectus for restrictions on transfers from the guaranteed interest option.


ALLOCATING YOUR CONTRIBUTIONS

You may allocate your contributions to the Performance account variable investment options, the guaranteed interest option, or the account for special money market dollar cost averaging. If you are eligible to have one or more Guaranteed benefits and you wish to fund them, you may allocate contributions to the Protection account variable investment options. Also, we limit the number of variable investment options which you may select.

Only amounts you allocate to the Protection account variable investment options and amounts in the account for special money market dollar cost averaging designated for future transfers to the Protection account variable investment options will fund your Guaranteed benefits. These amounts will be used to calculate your Guaranteed benefit bases and will become part of your Protection account value.

For example:

You purchase a contract with an initial contribution of $100,000 and have the GIB and the Highest Anniversary Value death benefit. You allocate $60,000 to the Protection account variable investment options and $40,000 to the Performance account variable investment options. The $60,000 will be included in your Protection account value and will be used to calculate your GIB and Highest Anniversary Value benefit bases. $40,000 will be included in your Performance account value.

Allocations must be whole percentages and you may change your allocations at any time. No more than 25% of any contribution to the contract may be allocated to the guaranteed interest option. The total of your allocations into all available investment options must equal 100%. We reserve the right to discontinue, and/or place additional limitations on, contributions to any of the variable investment options, including the Protection account variable investment options. We also reserve the right to discontinue acceptance of contributions into the contract. See "Additional limitations on contributions to the contract" in the table in "How you can purchase and contribute to your contract" under "Contract features and benefits."

It is important to note that the contract is between you and AXA Equitable. The contract is not an investment advisory account, and AXA Equitable is not providing any investment advice or managing the allocations under your contract. In the absence of a specific written arrangement to the contrary, you, as the owner of the contract, have the sole authority to make investment allocations and other decisions under the contract. If your financial professional is with AXA Advisors, he or she is acting as a broker-dealer registered representative, and is not authorized to act as an investment advisor or to manage the allocations under your contract. If your financial professional is a registered representative with a broker-dealer other than AXA Advisors, you should speak with him or her regarding any different arrangements that may apply.


CUSTOM SELECTION RULES (APPLICABLE TO YOUR PROTECTION ACCOUNT ONLY)

For allocations to your Protection account, you must allocate your contributions and transfers in accordance with our Custom Selection Rules. The Custom Selection Rules require that all of your Protection account value be allocated according to the category and investment option limits described below. Allocations to the Protection account may be made through contributions and transfers from your Performance account. Those programs are discussed later in this section. These Custom Selection Rules do not apply to amounts allocated to your Performance account.

Your Protection account value must be allocated among the Protection account variable investment options in the following three categories:

Category 1 -- AXA Strategic Allocation
     GB AXA Balanced Strategy
     GB AXA Conservative Growth Strategy
     GB AXA Conservative Strategy
     GB AXA Moderate Growth Strategy

                                              Contract features and benefits  35
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Category 2 -- Fixed Income
     GB EQ/Core Bond Index
     GB EQ/Intermediate Government Bond Index

Category 3 -- Equity
     GB AXA Growth Strategy
     GB AXA Tactical Manager International
     GB AXA Tactical Manager 400
     GB AXA Tactical Manager 500
     GB AXA Tactical Manager 2000

Your contributions in the three categories must also generally be allocated according to the following category and investment option limits.


CATEGORY AND INVESTMENT OPTION LIMITS. The chart below sets forth the general category and investment option limits for allocations to your Protection account only. The categories and investment option limits described here do not apply to amounts allocated to your Performance account.


---------------------------------------------------------------
                       |              Category
                        ---------------------------------------
                       | 1. AXA      |  2. Fixed  | 3. Equity
                       | Strategic   |  Income    |
                       | Allocation  |            |
                       |             |            |
Maximum for category   |   None(1)   |   None     |     60%
                       |             |            |
Minimum for category   |    None     |  40%(2)    |    None
                       |             |            |
Maximum for each       |    None     |   None     |     10%(3)
option                 |             |            |
---------------------------------------------------------------

(1) If there is any allocation to Category 3, there is a 40% minimum allocation requirement to Category 2, thus limiting the amount that may be allocated to Category 1.

(2)   Applies only if there is any allocation to Category 3.

(3) GB AXA Tactical Manager 400 and GB AXA Tactical Manager 2000 have a 10% maximum limit individually. GB AXA Growth Strategy, GB AXA Tactical Manager International and GB AXA Tactical Manager 500 are not subject to a per fund maximum.

There are no minimum allocations for any one Protection account variable investment option. Allocations must be in whole percentages. Your ability to allocate contributions to investment options may be subject to restrictions in certain states. See Appendix IV later in this Prospectus for more information on state variations of certain features and benefits.


We reserve the right to change our Custom Selection Rules at any time. We also reserve the right to discontinue and/or place additional limitations on contributions and transfers into any or all Protection account variable investment options, either directly or through the special money market dollar cost averaging program. If you have one or more Guaranteed benefits and we exercise our right to discontinue the acceptance of, and/or place additional limitations on, contributions to the contract and/or contributions and/or transfers into the Protection account variable investment options, you may no longer be able to fund your Guaranteed benefit(s). This means that if you have not yet allocated amounts to the Protection account variable investment options, you may not be able to fund your Guaranteed benefit(s). This also means that if you have already funded your Guaranteed benefits by allocating amounts to the Protection account variable investment options, you may no longer be able to increase your Guaranteed benefit account value and the benefit bases associated with your Guaranteed benefits through contributions and transfers.


POSSIBLE CHANGES TO THE CUSTOM SELECTION RULES. We may in the future revise the category limits, the categories themselves, the investment option limits, and the variable investment options within each category as well as combine the variable investment options within the same or in different categories (collectively, "category and investment option limitations").

If we change our Custom Selection Rules, please note the following:


o Any existing monies that you have allocated among the Protection account variable investment options will not be automatically reallocated to conform with the new Custom Selection Rules. Subject to market performance and any subsequent transfer(s) and/or withdrawals you make, those monies will remain invested as allocated at the time of the change;


o If your allocation instructions on file prior to a change to our Custom Selection Rules do not comply with our new Custom Selection Rules, you will not be automatically required to change your allocation instructions;


o If your allocation instructions on file prior to a change to our Custom Selection Rules do not comply with our new Custom Selection Rules, and you make a subsequent contribution, we will allocate your contribution pursuant to those instructions, and you will not be required to change your allocation instructions;


o If your allocation instructions on file prior to a change to our Custom Selection Rules do not comply with our new Custom Selection Rules, and you initiate a transfer, you will be required to change your instructions; and

o Any change to your allocation instructions must comply with our new Custom Selection Rules. Your new allocation instructions will apply to all future transactions, including subsequent contributions, transfers from your Performance account and rebalancing.

AUTOMATIC QUARTERLY REBALANCING Other than amounts attributable to the account for special money market dollar cost averaging that are designated for your Protection account variable investment options, your Protection account value will be rebalanced automatically every three months. Rebalancing will occur on the same day of the month as your contract date. If that date is after the 28th of a month, rebalancing will occur on the first business day of the following month. If the date occurs on a date other than a business day, the rebalancing will occur on the next business day. Rebalancing for the last quarter of a contract year will occur on the contract date anniversary. If this date occurs on a day other than a business day, the rebalance will occur on the business day immediately preceding the contract date anniversary. When we rebalance, we will transfer amounts among the Protection account variable investment options so that the percentage of your Protection account value in each option at the end of the rebalancing date matches the most recent allocation instructions that we have


36  Contract features and benefits
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received from you. Rebalancing does not assure a profit or protect against loss, so you should periodically review your allocation percentages as your needs change. You may request a rebalancing on the transaction date of a subsequent contribution.

A transfer among the Protection account variable investment options does not automatically change your allocation instructions for the rebalancing of your Protection account value on a quarterly basis. This means that upon the next scheduled rebalancing, we will transfer amounts among your Protection account variable investment options pursuant to the allocation instructions on file. If you wish to change allocation instructions for the quarterly rebalancing, these instructions must meet our then current category and investment option limits and must be in writing on a form we provide.

If we change our Custom Selection Rules, your quarterly rebalancing will continue in accordance with your existing allocation instructions, unless you submit new allocation instructions.


If we discontinue contributions and transfers to the Protection account variable investment options, we reserve the right to default any subsequent contribution or scheduled transfer in a special money market dollar cost averaging program to the corresponding Performance account variable investment option, which invests in the same underlying Portfolio.


We may offer an optional rebalancing program for amounts allocated to your Performance account variable investment options and the guaranteed interest option. For more information, see "Rebalancing among your Performance account variable investment options and guaranteed interest option" in "Transferring your money among investment options" later in this Prospectus.

ALLOCATION INSTRUCTION CHANGES. You may change your instructions for allocations of future contributions. Any revised allocation instructions will also be used for quarterly rebalancing. Any revised allocation instructions must meet the category and investment option limits in place at the time that the instructions are received.

TRANSFERS. Once you allocate amounts to the Protection account variable investment options, such amounts may be transferred among the Protection account variable investment options in accordance with our Custom Selection Rules, but may not be transferred to the Performance account variable investment options or the guaranteed interest option. See "Transferring your account value" in "Transferring your money among investment options."


DOLLAR COST AVERAGING

We offer a variety of dollar cost averaging programs. You may only participate in one program at a time. Each program allows you to gradually allocate amounts to available investment options by periodically transferring approximately the same dollar amount to the investment options you select. Regular allocations to the variable investment options will cause you to purchase more units if the unit value is low and fewer units if the unit value is high. Therefore, you may get a lower average cost per unit over the long term.

All amounts in a dollar cost averaging program will be transferred at the completion of the time period you select. Currently, the time periods for the special money market dollar cost averaging program do not extend beyond 12 months. These plans of investing do not guarantee that you will earn a profit or be protected against losses.

--------------------------------------------------------------------------------
Units measure your value in each variable investment option.
--------------------------------------------------------------------------------
We offer the following dollar cost averaging programs in the Retirement Cornerstone(SM) -- Series ADV contracts:

     o Special money market dollar cost averaging
     o General dollar cost averaging
     o Investment simplifier

The only dollar cost averaging program that is available to fund your amounts allocated to the account for special money market dollar cost averaging are included in the benefit bases for your Guaranteed benefits. The program allows you to gradually transfer amounts to the Protection account through systematic transfers to the Protection account variable investment options. Also, you may make systematic transfers to the Performance account variable investment options and the guaranteed interest option. Amounts in special money market dollar cost averaging are immediately invested in the EQ/Money Market variable investment option. Only new contributions may be allocated to the special money market dollar cost averaging program. For information on how the special money market dollar cost averaging program may affect certain Guaranteed benefits, see "Guaranteed income benefit" and "Guaranteed minimum death benefits" later in this section.

General dollar cost averaging and Investment simplifier, on the other hand, can only be used for systematic transfers to your Performance account variable investment options. Our Investment simplifier program is available for scheduled transfers from the guaranteed interest option to the Performance account variable investment options. Our General dollar cost averaging program is available for scheduled transfers from the EQ/Money Market variable investment option to the Performance account variable investment options. Below, we provide detail regarding each of the programs.

We do not deduct a transfer charge for any transfer made in connection with our dollar cost averaging programs. Not all dollar cost averaging programs are available in all states. See Appendix IV later in this Prospectus for more information on state availability of certain features and benefits.


SPECIAL MONEY MARKET DOLLAR COST AVERAGING


Under the special money market dollar cost averaging program, you may dollar cost average from the account for special money market dollar cost averaging, which is part of the EQ/Money Market variable investment option. We will transfer amounts from the account for special money market dollar cost averaging into both the Protection account and Performance account variable investment options and guaranteed interest option over an available time period that you select. The special money market dollar cost averaging program is designed to offer enhanced rates of return on amounts in the account for special money market dollar cost averaging. "Enhanced rates" meaning rates of return that are generally greater than the rates of return for the EQ/Money Market variable investment option. Enhanced rates, however, are not guaranteed.



                                              Contract features and benefits  37
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                            ----------------------
Under the special money market dollar cost averaging program, each of the following applies:

o Initial contributions to the program must be at least $2,000; subsequent contributions to an existing program must be at least $250;

o Contributions into the program must be new contributions; you may not make transfers from amounts allocated to other investment options to initiate a program;

o We offer time periods of 3, 6 or 12 months. We may also offer other time periods;

o Contributions to the program may be designated for the Protection account variable investment options, the Performance account variable investment options and/or the guaranteed interest option, subject to the following:

     -- If you want to take advantage of our special money market dollar cost averaging program, 100% of your contribution must be allocated to the account for special money market dollar cost averaging. In other words, your contribution cannot be split between the account for special money market dollar cost averaging and any other investment options available under the contract. The instructions for the program must match your current allocation instructions;

     -- If you want to dollar cost average into the guaranteed interest option, up to 25% of your special money market dollar cost averaging program may be designated for the guaranteed interest option, even if such a transfer would result in more than 25% of your Total account value being allocated to the guaranteed interest option. See "Transferring your account value" in "Transferring your money among investment options" later in this Prospectus;

o Your Guaranteed benefit base(s) will be increased to reflect any contribution to the account for special money market dollar cost averaging that you have instructed us to transfer to the Protection account variable investment options. The Annual Roll-up rate (or Deferral bonus Roll-up rate, if applicable) in effect on your contract will apply immediately to any contribution that is designated to be transferred to the Protection account variable investment options;

o If we exercise our right to discontinue the acceptance of, and/or place additional limitations on, contributions and transfers into the Protection account variable investment options, and your special money market dollar cost averaging program has transfers scheduled to the Protection account variable investment options, the program will continue for its duration. However, subsequent contributions to any Protection account variable investment options under the special money market dollar cost averaging program will not be permitted;


o If you have one or more Guaranteed benefits and we exercise our right to discontinue the acceptance of, and/or place additional limitations on, contributions to the contract and/or contributions and/or transfers into the Protection account variable investment options, you may no longer be able to fund your Guaranteed benefit(s). This means that if you have not yet allocated amounts to the Protection account variable investment options, you may not be able to fund your Guaranteed benefit(s). This also means that if you have already funded your Guaranteed benefits by allocating amounts to the Protection account variable investment options, you may no longer be able to increase your Guaranteed benefit account value and the benefit bases associated with your Guaranteed benefits through contributions and transfers.


o We will transfer all amounts by the end of the chosen time period. The transfer date will be the same day of the month as the contract date, but not later than the 28th day of the month. If a special money market dollar cost averaging program is selected after application, the first transfer date and each subsequent transfer date for the time period selected will be one month from the date the first contribution is made into the special money market dollar cost averaging program, but not later than the 28th day of the month. The only transfers that will be made are your regularly scheduled transfers to the variable investment options. If you request to transfer any other amounts from your special money market dollar cost averaging program, we will transfer all of the value that you have remaining in the account to the investment options according to the allocation percentages for the special money market dollar cost averaging program that we have on file for you;

o Except for withdrawals made under our Automatic RMD withdrawal service or for the assessment of contract charges, any unscheduled partial withdrawal from your account for special money market dollar cost averaging will terminate your special money market dollar cost averaging program. Any amounts remaining in the account after the program terminates will be transferred to the destination investment options according to your special money market dollar cost averaging program allocation instructions. Any withdrawal which results in a reduction in the special money market dollar cost averaging program amount previously included in your Guaranteed benefit bases will reduce the Guaranteed benefit bases as described later in this Prospectus. See "How withdrawals affect your Guaranteed benefits" later in this section;

o If you elect any dollar cost averaging program, rebalancing Option II is not available. If you elect a general dollar cost averaging program or special money market dollar cost averaging, rebalancing Option I is not available. See "Rebalancing among your Performance account variable investment options and guaranteed interest option" in "Transferring your money among investment options" later in this Prospectus;


o All of our dollar cost averaging programs are available if you enrolled in our Systematic transfer program. However, no amounts will be transferred out of the account for special money market dollar cost averaging as part of the Systematic transfer program.


o A special money market dollar cost averaging program may not be in effect at the same time as a general dollar cost averaging program;


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o    The only dollar cost averaging program available to fund your Guaranteed benefits is our special money market dollar cost averaging program;

o You may cancel your participation at any time but you may not change your allocation instructions on file during the selected time period. If you terminate your special money market dollar cost averaging program, we will allocate any remaining amounts in your account for special money market dollar cost averaging pursuant to your program allocations on file;

o If you are dollar cost averaging into the Protection account variable investment options when you decide to drop all Guaranteed benefits ("post-funding drop"), we will default future transfers designated for the Protection account variable investment options to the corresponding Performance account variable investment options that invest in the same underlying Portfolios. Also, you can cancel your special money market dollar cost averaging program and accelerate all transfers to the corresponding Performance account variable investment options. See "Dropping or changing your Guaranteed benefits" later in this section and Appendix I for more information.

o We may offer these programs in the future with transfers on a different basis. Your financial professional can provide information in the time periods and interest rates currently available in your state, or you may contact our processing office.


GENERAL DOLLAR COST AVERAGING PROGRAM

If your value in the EQ/Money Market variable investment option is at least $5,000, you may choose, at any time, to have a specified dollar amount or percentage of your value transferred from that option to any of the Performance account variable investment options. Please see Appendix IV for more information on state availability or certain restrictions in your state.

You can select to have transfers made on a monthly, quarterly or annual basis. The transfer date will be the same calendar day of the month as the contract date, but not later than the 28th day of the month. You can also specify the number of transfers or instruct us to continue making the transfers until all amounts in the EQ/Money Market variable investment option have been transferred out. The minimum amount that we will transfer each time is $250. The instructions for the program may differ from your allocation instructions on file.

If, on any transfer date, your value in the EQ/Money Market variable investment option is equal to or less than the amount you have elected to have transferred, the entire amount will be transferred. The general dollar cost averaging program will then end. You may change the transfer amount once each contract year or cancel this program at any time.

You may not participate in our optional rebalancing programs if you elect the general dollar cost averaging program.


INVESTMENT SIMPLIFIER

FIXED-DOLLAR OPTION. Under this option, you may elect to have a fixed-dollar amount transferred out of the guaranteed interest option and into the Performance account variable investment options of your choice. Transfers may be made on a monthly, quarterly or annual basis. You can specify the number of transfers or instruct us to continue to make transfers until all available amounts in the guaranteed interest option have been transferred out.

In order to elect the fixed-dollar option, you must have a minimum of $5,000 in the guaranteed interest option on the date we receive your election form at our processing office. The transfer date will be the same calendar day of the month as the contract date but not later than the 28th day of the month. The minimum transfer amount is $50. Unlike the account for special dollar cost averaging, the fixed dollar option does not offer enhanced rates. Also, this option is subject to the guaranteed interest option transfer limitations described under "Transferring your account value" in "Transferring your money among investment options" later in this Prospectus. While the program is running, any transfer that exceeds those limitations will cause the program to end for that contract year. You will be notified if this occurs. You must send in a request form to resume the program in the next or subsequent contract years.

If, on any transfer date, your value in the guaranteed interest option is equal to or less than the amount you have elected to have transferred, the entire amount will be transferred, provided the transfer complies with the same guaranteed interest option transfer limitations referenced above. If the transfer does not comply with the transfer limitations, the transfer will not be made and the program will end. You may change the transfer amount once each contract year or cancel this program at any time.


INTEREST SWEEP OPTION. Under this option, you may elect to have monthly transfers from amounts in the guaranteed interest option into the Performance account variable investment options of your choice. The transfer date will be the last business day of the month. The amount we will transfer will be the interest credited to amounts you have in the guaranteed interest option from the last business day of the prior month to the last business day of the current month. You must have at least $7,500 in the guaranteed interest option on the date we receive your election. If the amount in the guaranteed interest option falls below $7,500 at the beginning of the month, no transfer will be made that month. We will automatically cancel the interest sweep program if the amount in the guaranteed interest option is less than $7,500 on the last day of the month for two months in a row. For the interest sweep option, the first monthly transfer will occur on the last business day of the month following the month that we receive your election form at our processing office. Transfers under the Interest sweep option are subject to the guaranteed interest option transfer limitations described under "Transferring your account value" in "Transferring your money among investment options" later in this Prospectus.


GUARANTEED INCOME BENEFIT

This section describes the Guaranteed income benefit, or "GIB". The GIB guarantees, subject to certain restrictions, annual lifetime payments ("Lifetime GIB payments") that are calculated by applying a percentage (which is based on your age at the time your payments begin) to your GIB benefit base. The GIB also allows you to take certain



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withdrawals (your "Annual withdrawal amount") prior to the beginning of your
Lifetime GIB payments. Your Annual withdrawal amount is calculated each contract date anniversary by applying a percentage ("the Annual Roll-up rate") to your GIB benefit base. Lifetime GIB payments and your Annual withdrawal amount are described later in this section. With respect to your GIB, it is important to note the following:

o Once a withdrawal is taken from your Protection account, you cannot make additional contributions to your Protection account, either directly or through a new special money market dollar cost averaging program; and

o Withdrawals in excess of your Annual withdrawal amount (an "Excess withdrawal") can greatly reduce the value of your GIB. An Excess withdrawal that reduces your Protection account value to zero will cause your GIB to terminate.

In order to fund your Guaranteed income benefit, you must make contributions or transfers to the Protection account. All allocations to the Protection account must be made in accordance with our Custom Selection Rules. The Custom Selection Rules require that all of your Protection account value be allocated according to certain category and investment option limits. Any allocation to the "Equity" Category requires that there be a 40% minimum allocation to the "Fixed income" Category. This will also limit the amount that may be allocated to the "AXA Strategic Allocation" Category. For detailed information on how our Custom Selection Rules work, see "Allocating your contributions" in "Contract features and benefits" earlier in this Prospectus.


The GIB is issued with all eligible contracts unless you tell us you do not want it (or "opt out") at the time you apply for your Retirement Cornerstone(SM) -- Series ADV contract. Currently, the GIB is issued to owners age 20-75 and with all contract types except Inherited IRA. If the contract is jointly owned, eligibility for the GIB will be issued based on the older owner's age. The GIB cannot be added to your contract later if you decide to opt-out.


You can drop your GIB at any time prior to funding your Protection account. If you fund the Protection account at issue, you can drop your GIB if your contract has been in force for at least four contract years. It is important to note that if you decide to drop your GIB, either before or after funding your Protection account, your Guaranteed minimum death benefit may be affected. Please see "Dropping or changing your Guaranteed benefits" later in this section and Appendix I for more information.


--------------------------------------------------------------------------------
The GIB is issued with all eligible contracts unless you tell us you do not want it (or "opt out") at the time you complete your application.
--------------------------------------------------------------------------------

When you purchase a contract with the GIB, you can combine it with one of our Guaranteed minimum death benefits: (i) the Return of Principal death benefit,
(ii) the Highest Anniversary Value death benefit, or (iii) the "Greater of" death benefit.


There is an additional charge for the GIB which is described under "Guaranteed income benefit charge" in "Charges and expenses" later in this Prospectus.


If you have the GIB and change ownership of the contract, this benefit will automatically terminate, except under certain circumstances. See "Transfers of ownership, collateral assignments, loans and borrowing" in "More information," later in this Prospectus.

--------------------------------------------------------------------------------
The Guaranteed income benefit should be regarded as a safety net only.
--------------------------------------------------------------------------------

GIB BENEFIT BASE


Your GIB has a benefit base. Your GIB benefit base is not an account value or cash value. The GIB benefit base is used to calculate your Lifetime GIB payments, your Annual withdrawal amount and the charge for the benefit. Your GIB benefit base is equal to:

o Your initial contribution and any subsequent contributions to the Protection account variable investment options, either directly or through a special money market dollar cost averaging program; plus

o Any amounts in the account for special money market dollar cost averaging that are designated for future transfers to the Protection account variable investment options; plus

o    Any transfers to the Protection account variable investment options; less

o    A deduction that reflects any "Excess withdrawal" amounts; plus

o Any "Deferral bonus Roll-up amount" OR any "Annual Roll-up amount", minus a deduction that reflects any withdrawals up to the Annual withdrawal amount.


--------------------------------------------------------------------------------
The Deferral bonus Roll-up amount and the Annual Roll-up amounts are amounts credited to the benefit bases of your Guaranteed benefits on each contract date anniversary. These amounts are calculated by taking into account your GIB benefit base from the preceding contract date anniversary, the applicable Roll-up rate under your contract, contributions and transfers to the Protection account during the contract year and any withdrawals of the Annual withdrawal amount during the contract year. The calculation of both the Deferral bonus Roll-up amount and the Annual Roll-up amount are discussed later in this section.
--------------------------------------------------------------------------------
The Roll-up amount applicable under your contract does not become part of your GIB benefit base until the end of each contract year.

Every three contract years from your contract issue date up to your 95th birthday, your GIB benefit base will automatically reset to equal your Protection account value if your Protection account value is greater than the calculation described above. The GIB benefit base reset is described in more detail below.

GIB BENEFIT BASE RESET

Your GIB benefit base will automatically "reset" to equal the Protection account value, if higher, every three contract years from your contract issue date, up to the contract date anniversary following your 95th birthday. If you choose to fund your Protection account after issue, the eligibility for resets every three years is still based on the contract issue date and not the date that you first funded the Protection account.

If a reset is not applicable on any eligible contract date anniversary, the GIB benefit base will not be eligible to be reset again until the next eli-



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gible contract date anniversary. For example, even if the GIB benefit base did not reset on the third contract date anniversary, it will not be eligible again for a reset until the sixth contract date anniversary. For jointly-owned contracts, eligibility to reset the GIB benefit base is based on the age of the older owner. For non-naturally owned contracts, eligibility is based on the age of the annuitant or older joint annuitant.

--------------------------------------------------------------------------------
Whether you fund your GIB at contract issue or some later date, the contract date anniversaries on which your GIB benefit base is eligible for a reset are the same.
--------------------------------------------------------------------------------

We reserve the right to increase the fee for the GIB if the GIB benefit base resets. Please see the "Fee table" earlier in this Prospectus and "Charges and expenses" later in this Prospectus for more information about the charge. Your GIB benefit base will reset automatically unless you opt out. We will notify you at least 45 days prior to your contract date anniversary if your GIB benefit base is eligible for a reset and if a fee increase has been declared. If you do not want your fee to increase, you must notify us in writing at least 30 days prior to the contract date anniversary on which your GIB benefit base could reset that you want to opt out of the reset. You can send us a written request to opt back in to automatic resets at a later date. The current fee will apply upon the next reset. Your GIB benefit base would be eligible for resets based on the same schedule: every three contract years from the contract issue date.

If we do not increase the charge for the GIB when a benefit base resets, the total dollar amount charged on future contract date anniversaries may still increase as a result of the reset since the charges may be applied to a higher GIB benefit base than would have been otherwise applied. See "Charges and expenses" later in this Prospectus for more information.


Only amounts you allocate to the Protection account variable investment options and amounts in the account for special money market dollar cost averaging designated for the Protection account variable investment options will fund your GIB. These amounts will be included in your GIB benefit base and will become part of your Protection account value. See "Allocating your contributions" earlier in this section for more information.

For example:

You purchase a Retirement Cornerstone(SM) -- Series ADV contract with an initial contribution of $100,000 and allocate $60,000 to the Protection account variable investment options and $40,000 to the Performance account variable investment options. Your initial GIB benefit base will be $60,000.


Provided you did not opt out of the GIB, you can fund your GIB benefit by allocating money to the Protection account variable investment options (either directly or through a special money market dollar cost averaging program) immediately or at some later date. Allocations to the Protection account variable investment options also fund your Guaranteed minimum death benefit. Please note that all allocations to your Protection account must comply with our Custom Selection Rules. See "Allocating your contributions" earlier in this section.


Your "Deferral bonus Roll-up amount" and "Annual Roll-up amount" are described below. Your GIB benefit base stops "rolling up" on the contract date anniversary following the owner's (or older joint owner's, if applicable) 95th birthday. If the annuitant is older than the owner, the contract maturity date (the point at which Lifetime GIB payments must begin and Roll-ups will end) will precede the owner's 95th birthday.

For contracts with non-natural owners, the GIB benefit base will be based on the annuitant's (or older joint annuitant's) age.

The amount of the deduction for an "Excess withdrawal" and the deduction for the Annual withdrawal amount are described under "How withdrawals affect your Guaranteed benefits later in this section.

As discussed earlier in this section, your GIB benefit base is not an account value or cash value. As a result, the GIB benefit base cannot be split or divided in any proportion in connection with a divorce. See "How divorce may affect your Guaranteed benefits" in "More information."

Please see Appendix II later in this Prospectus for an example of how the GIB benefit base is calculated.


You do not have an Annual withdrawal amount in the first contract year in which you fund your Protection account. A withdrawal from your Protection account in the first contract year in which you fund the Protection account will reduce your GIB benefit base on a pro-rata basis. Beginning in the second contract year after you fund your Protection account, if your Lifetime GIB payments have not begun, withdrawals up to your Annual withdrawal amount will not reduce your GIB benefit base. Withdrawals in excess of your Annual withdrawal amount will reduce your GIB benefit base on a pro-rata basis. See "Annual withdrawal amount" later in this section.



ANNUAL WITHDRAWAL AMOUNT


(APPLICABLE PRIOR TO THE BEGINNING OF LIFETIME GIB PAYMENTS)

Your Annual withdrawal amount is calculated on the first day of each contract year, beginning in the second contract year, and is equal to:

o    the Annual Roll-up rate in effect at the time, multiplied by;

o    the GIB benefit base as of the most recent contract date anniversary.


Beginning in the second contract year after you fund your Protection account, if your Lifetime GIB payments have not begun, you may withdraw up to your Annual withdrawal amount without reducing your GIB benefit base and adversely affecting your Lifetime GIB payments. It is important to note that withdrawals in excess of your Annual withdrawal amount will have a harmful effect on both your GIB benefit base and Lifetime GIB payments. You do not have an Annual withdrawal amount in the first contract year in which you fund the Protection account.


If you have the "Greater of" death benefit, beginning in the second contract year after you fund your Protection account and until the contract owner (or annuitant) reaches age 85, if your Lifetime GIB payments have not begun, withdrawals up to your Annual withdrawal amount will not reduce your Roll-up to age 85 benefit base. Beginning


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at annuitant's age 85, withdrawals will reduce your Roll-up to age 85 benefit base on a dollar-for-dollar basis up to your Annual withdrawal amount. Withdrawals in excess of your Annual withdrawal amount will likely have a harmful effect on your "Greater of" Guaranteed minimum death benefit.

A withdrawal from your Protection account in the first contract year in which the Protection account is funded will reduce your GIB benefit base and Roll-up to age 85 benefit base on a pro-rata basis. A withdrawal in excess of your Annual withdrawal amount will always reduce these benefit bases on a pro-rata basis. This is referred to as an "Excess withdrawal". The reduction of your Guaranteed benefit bases on a pro-rata basis means that we calculate the percentage of your current Protection account value that is being withdrawn and we reduce your current Guaranteed benefit bases by the same percentage. A pro-rata withdrawal will have a significant adverse effect on those benefit bases in cases where the Protection account value is less than the benefit bases. For an example of how a pro-rata reduction works, see "How withdrawals affect your Guaranteed benefits" later in this section. A withdrawal from your Protection account in the first contract year in which the Protection account is funded is treated just like an Excess withdrawal.


For more information, see "Example of how your Annual withdrawal amount; Annual Roll-up amount and annual benefit base adjustment; and the effect of an Excess withdrawal is calculated" below in this section. See also "How withdrawals affect your Guaranteed benefits" later in this section and see Appendix VI later in this Prospectus for examples of how withdrawals affect your Annual withdrawal amount.


Your Annual withdrawal amount is always calculated using the Annual Roll-up rate in effect at the time. The Deferral bonus Roll-up rate, described below, is never used for the purposes of calculating the Annual withdrawal amount. Your Annual withdrawal amounts are not cumulative. If you withdraw less than your Annual withdrawal amount in any contract year, you may not add the remainder to your Annual withdrawal amount in any subsequent year. Your Annual withdrawal amount may be more than or less than your Lifetime GIB payments. See "Lifetime GIB payments" later in this section.



ANNUAL ROLL-UP RATE

The Annual Roll-up rate is used to calculate your Annual withdrawal amount. It is also used to calculate amounts credited to your GIB benefit base and Roll-up to age 85 benefit base (used in the calculation of the "Greater of" death benefit) for the contract year in which the first withdrawal is made from your Protection account and all subsequent contract years. A different Roll-up rate is used to calculate amounts credited to these Guaranteed benefit bases in the contract years prior to the first withdrawal from your Protection account -- it is called the "Deferral bonus Roll-up rate". The Deferral bonus Roll-up rate is described below.


The Annual Roll-up rate is variable and is tied to the Ten-Year Treasuries Formula Rate described below, but will never be less than 4% or greater than 8% in all contract years. The Annual Roll-up rate will be set at our discretion, subject to the stated minimum. We reserve the right, however, to declare an Annual Roll-up rate that is greater than 8%.


     o TEN-YEAR TREASURIES FORMULA RATE. For each calendar quarter, this rate is the average of the rates for the ten-year U.S. Treasury notes on each day for which such rates are reported during the 20 calendar days ending on the 15th day of the last month of the preceding calendar quarter, plus 1.00%, rounded to the nearest 0.10%. U.S. Treasury rates will be determined from the Federal Reserve Board Constant Maturity Series or such comparable rates as may be published by the Federal Reserve Board or generally available reporting services if the Federal Reserve Board Constant Maturity Series is discontinued.


DEFERRAL BONUS ROLL-UP RATE

The Deferral bonus Roll-up rate is only used to calculate amounts credited to your GIB benefit base and Roll-up to age 85 benefit base (used in the calculation of the "Greater of" death benefit) until a withdrawal is made from your Protection account. The Deferral bonus Roll-up rate is never used to calculate your Annual withdrawal amount under the GIB.

Beginning in the first contract year in which you fund your Protection account, the Roll-up amount credited to your GIB benefit base at the end of the contract year (the "Deferral bonus Roll-up amount") will be calculated using the Deferral bonus Roll-up rate. Once you take a withdrawal from your Protection account, the Deferral bonus Roll-up rate will not be applied at that end of the contract year in which the withdrawal was taken and will terminate for the life of the contract.

The Deferral bonus Roll-up rate is designed as an incentive to defer taking your first withdrawal from your Protection account until later contract years while potentially building greater Guaranteed benefit bases with a higher Roll-up rate.


The Deferral bonus Roll-up rate is variable and is tied to the Deferral Bonus Ten-Year Treasuries Formula Rate described below. The Deferral bonus Roll-up rate will never be less than 4% or greater than 8% in all contract years up until the first withdrawal from the Protection account value. The Deferral bonus Roll-up rate will be set at our discretion, subject to the stated minimum. We reserve the right, however, to declare a Deferral bonus Roll-up rate that is greater than 8%.


     o DEFERRAL BONUS TEN-YEAR TREASURIES FORMULA RATE. For each calendar quarter, this rate is the average of the rates for the ten-year U.S. Treasury notes on each day for which such rates are reported during the 20 calendar days ending on the 15th day of the last month of the preceding calendar quarter, plus 1.50%, rounded to the nearest 0.10%. U.S. Treasury rates will be determined from the Federal Reserve Board Constant Maturity Series or such comparable rates as may be published by the Federal Reserve Board or generally available reporting services if the Federal Reserve Board Constant Maturity Series is discontinued.


As described above, both the Annual Roll-up rate and the Deferral bonus Roll-up rate will never be less than 4% or greater than 8% in all contract years. Based on the underlying formula rates that are used in arriving at the two Roll-up rates, it is expected that the Deferral bonus Roll-up rate will generally be 0.50% greater than the Annual Roll-up rate. However, this is not guaranteed. In certain interest rate environ-



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ments, the Deferral bonus Roll-up rate may not always be 0.50% greater than the
Annual Roll-up rate. In some cases, it may be more than 0.50% greater than the Annual Roll-up rate.


Examples:


     o Assume the calculation of Ten-Year Treasuries Formula Rate results in an Annual Roll-up rate of 3.75% and the calculation of the Deferral Bonus Ten-Year Treasuries Formula Rate results in a Deferral bonus Roll-up rate of 4.25%. Since the Annual Roll-up rate is subject to a guaranteed minimum of 4%, the Annual Roll-up rate would be 4%. The Deferral bonus Roll-up rate would remain 4.25% having met the same guaranteed minimum.

     o Assume the calculation of Ten-Year Treasuries Formula Rate results in an Annual Roll-up rate of 7.75% and the calculation of the Deferral Bonus Ten-Year Treasuries Formula Rate results in a Deferral bonus Roll-up rate of 8.25%. Since the Annual Roll-up rate is below the guaranteed maximum of 8%, the Annual Roll-up rate would remain 7.75%. The Deferral bonus Roll-up rate would be 8% because it would have exceeded our guaranteed maximum.


It is important to note that on each contract anniversary, we will apply either the Annual Roll-up rate or the Deferral bonus Roll-up rate to your GIB benefit base and Roll-up to age 85 benefit base (used in the calculation of the "Greater of" death benefit) based on whether you have taken a withdrawal from the Protection account value. In statements we provide you, we will show you the Roll-up amounts under both rate scenarios. Once you take a withdrawal from your Protection account value, the Deferral bonus Roll-up rate will no longer be shown on your statements.

NEW BUSINESS RATES. Your initial Annual Roll-up rate will not be less than 4% or, if greater, the Ten-Year Treasuries Formula Rate. Your initial Deferral bonus Roll-up rate will not be less than 4% or, if greater, the Deferral bonus Ten-Year Treasuries Formula Rate. Once a contract is issued with the Annual Roll-up and Deferral bonus rates that are then in effect for new business, those rates will be applicable for one contract year even if you fund your Guaranteed benefits later in that contract year.

75 DAY RATE LOCK-IN. If your initial contribution is received within 75 days of the date you sign your application, your initial Annual Roll-up rate and Deferral bonus Roll-up rate will be the greater of the rates in effect on the date of the application or the rates in effect on the date your contract is issued. If we do not receive your initial contribution within 75 days of the date you sign your application, your initial Annual Roll-up rate and Deferral bonus Roll-up rate will be the rates in effect on the date we issue your contract. See Appendix IV later in this Prospectus to see if a longer rate lock in period applies in your state.


Example:

     You sign your application for Retirement Cornerstone(SM) -- Series ADV on September 15th. On that date the Annual Roll-up rate and Deferral bonus Roll-up rates are 4.50% and 6.00%, respectively. Your initial contribution is received by way of a rollover contribution on October 5th and the contract is issued the next day. On that date the Annual Roll-up rate and Deferral bonus Roll-up rates are 4.25% and 5.75%, respectively. In this example, your contract will be issued with the rates that were "locked in" at the time you signed your application, not the lower rates that were in effect on the date your contract was issued.

These are your initial Annual Roll-up and Deferral bonus Roll-up rates and they will apply to your contract for one full contract year. On your next contract date anniversary, Renewal rates will apply.


RENEWAL RATES. On the first day of each contract year, starting with the second contract year, a new Annual Roll-up rate will apply to your contract. A new Deferral bonus Roll-up rate will also apply provided you did not take a withdrawal from your Protection account. These "Renewal rates" will never be less than 4% or the underlying Ten-Year Treasuries Formula Rate (for the Annual Roll-up Rate) and Deferral bonus Ten-Year Treasuries Formula Rate (for the Deferral bonus Roll-up rate).

These Renewal rates may be more than or less than, or equal to, your initial Annual Roll-up rate and Deferral bonus Roll-up rate. We also reserve the right to set new business rates that are higher than Renewal rates.

Any transfers or contributions to the Protection account variable investment options, either directly or through the special money market dollar cost averaging program and any contribution amounts in the account for special dollar cost averaging that are designated for future transfers to the Protection account variable investment options, after the first day of any contract year will get the Annual Roll-up rate and Deferral bonus Roll-up rate in effect as of the most recent contract date anniversary.

NOTIFICATION OF ANNUAL ROLL-UP RATE AND RENEWAL RATES. If you have the GIB or the GIB and "Greater of" death benefit at issue, your contract will indicate the Annual Roll-up rate and Deferral bonus Roll-up rate for your first contract year. These rates may not be the same rates that were illustrated prior to your purchase of the contract. If you choose to fund the GIB or the GIB and "Greater of" death benefit after issue, you can contact a Customer Service Representative to find out the current Annual Roll-up rate and if applicable, the Deferral bonus Roll-up rate for your contract. In addition, your annual statement of contract values will show your current Renewal rates, as well as the previous year's Annual Roll-up rate and Deferral bonus Roll-up rate for your contract. This information can also be found online, through your Online Access Account.

--------------------------------------------------------------------------------
The Annual Roll-up rate is used to calculate your Annual withdrawal amount and your GIB benefit base and Annual Roll-up to age 85 benefit base if you have taken a withdrawal from your Protection account. The Deferral bonus Roll-up rate is used to calculate your GIB benefit base until a withdrawal is made.
--------------------------------------------------------------------------------

ANNUAL ROLL-UP AMOUNT AND ANNUAL BENEFIT BASE ADJUSTMENT


The Annual Roll-up amount is an amount credited to your GIB benefit base and Roll-up to age 85 benefit base on each contract date anniversary. These amounts are calculated by taking into account your GIB benefit base and Roll-up to age 85 benefit base from the preceding



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contract date anniversary, the Annual Roll-up rate under your contract, contributions and transfers to the Protection account during the contract year and any withdrawals of the Annual withdrawal amount during the contract year. The Annual Roll-up amount adjustment to your benefit bases is a primary way to increase the value of your Guaranteed benefits by building your GIB benefit base and Annual Roll-up to age 85 benefit base.


Your Annual Roll-up amount is calculated as follows:


o your GIB benefit base and Roll-up to age 85 benefit base on the preceding contract date anniversary, multiplied by:

o the Annual Roll-up rate that was in effect on the first day of the contract year; plus

o a pro rated Roll-up amount for any transfer or contribution to the Protection account variable investment options, either directly or through the special money market dollar cost averaging program, during the contract year pro rated based on the number of days in the contract year after the transfer or contribution; plus

o a pro rated Roll-up amount for any contribution amounts in the account for special money market dollar cost averaging that are designated for future transfers to the Protection account variable investment options, during the contract year pro rated based on the number of days in the contract year after the contribution; less

o any withdrawals of the Annual withdrawal amount resulting in a dollar-for-dollar reduction of the Annual Roll-up amount.


DEFERRAL BONUS ROLL-UP AMOUNT AND ANNUAL BENEFIT BASE ADJUSTMENT


The Deferral bonus Roll-up amount is an amount credited to your GIB benefit base and Roll-up to age 85 benefit base on each contract date anniversary provided you have not taken a withdrawal from your Protection account value. The amount is calculated by taking into account your GIB benefit base and Roll-up to age 85 benefit base from the preceding contract date anniversary, the applicable Deferral bonus Roll-up rate under your contract and contributions and transfers to the Protection account during the contract year. The Deferral bonus Roll-up amount adjustment to your benefit bases is a primary way to increase the value of your Guaranteed benefits by building your GIB benefit base and Roll-up to age 85 benefit base. Your Deferral bonus Roll-up amount is calculated as follows:


o your GIB benefit base and Roll-up to age 85 benefit base on the preceding contract date anniversary, multiplied by:

o the Deferral bonus Roll-up rate that was in effect on the first day of the contract year; plus

o a pro rated Deferral bonus Roll-up amount for any transfer or contribution to the Protection account variable investment options, either directly or through a special money market dollar cost averaging program, during the contract year pro rated based on the number of days in the contract year after the transfer or contribution; plus

o a pro rated Deferral bonus Roll-up amount for any contribution amounts in the account for special money market dollar cost averaging that are designated for future transfers to the Protection account variable investment options, during the contract year pro rated based on the number of days in the contract year after the contribution.

                    --------------------------------------


The GIB benefit base stops rolling up on the contract date anniversary following the owner's (or older joint owner, if applicable) 95th birthday. The Roll-up to age 85 benefit base, used in connection with the "Greater of" death benefit, stops rolling up on the contract date anniversary following the owner's (or older joint owner, if applicable) 85th birthday.


For more information, see the example immediately below.


EXAMPLE OF HOW YOUR ANNUAL WITHDRAWAL AMOUNT; ANNUAL ROLL-UP AMOUNT; DEFERRAL BONUS ROLL-UP AMOUNT AND ANNUAL BENEFIT BASE ADJUSTMENT; AND THE EFFECT OF AN EXCESS WITHDRAWAL IS CALCULATED.

Annual withdrawal amount. Assume you make a contribution of $200,000 and allocate $100,000 to your Protection account variable investment options and $100,000 to your Performance account variable investment options at issue. At the beginning of contract year three, assume you transfer $5,000 to your Protection account variable investment options. Also assume that your Annual Roll-up rate is 4% and your Deferral bonus rate is 4.50% in each contract year. Accordingly, your GIB benefit base on your fifth contract date anniversary is $130,323.


The GIB benefit base of $130,323 is calculated as follows:

You start with $100,000 allocated to the Protection account variable investment options. This amount is your initial GIB benefit base.

-- The first Deferral bonus Roll-up amount increases your GIB benefit base to $104,500. ($100,000 + $4,500)

     $100,000 (GIB Benefit Base) x 4.50% (Deferral bonus Roll-up rate) = $4,500 (Deferral bonus Roll-up amount)

-- The second Deferral bonus Roll-up amount increases your GIB benefit base to $109,202. ($104,500 + $4,702)

     $104,500 (GIB Benefit Base) x 4.50% (Deferral bonus Roll-up rate) = $4,702 (Deferral bonus Roll-up amount)

-- Your $5,000 transfer from the Performance account at the beginning of contract year three increases your GIB Benefit base to $114,202 ($109,202 + $5,000)

-- The third Deferral bonus Roll-up amount increases your GIB benefit base to $119,341. ($114,202 + $5,139)

     $114,202 (GIB Benefit Base) x 4.50% (Deferral bonus Roll-up rate) = $5,139 (Deferral bonus Roll-up amount)

-- The fourth Deferral bonus Roll-up amount increases your GIB benefit base to $124,711. ($119,341 + $5,370)

     $119,341 (GIB Benefit Base) x 4.50% (Deferral bonus Roll-up rate) = $5,370 (Deferral bonus Roll-up amount)

-- The fifth Deferral bonus Roll-up amount increases your GIB benefit base to $130,323. ($124,711 + $ 5,612)


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     $124,711 (GIB Benefit Base) x 4.50% (Deferral bonus Roll-up rate) = $5,612
     (Deferral bonus Roll-up amount)

Your Annual withdrawal amount as of the beginning of contract year six is equal to $5,213, calculated as follows:

o $130,323 (GIB benefit base as of your most recent contract date anniversary multiplied by:

o    4% (your current Annual Roll-up rate) equals:

o    $5,213


Please note that your Annual Roll-up rate is used to calculate your Annual withdrawal amount. The Deferral bonus Roll-up rate is never used to calculate your Annual withdrawal amount.

Annual Roll-up amount and annual benefit base adjustment. Further assume that during contract year six (on the 146th day of the contract year), you make a contribution of $10,000 to your Protection account variable investment options, making your current GIB benefit base after contribution $140,323. Also assume that you withdraw your full Annual withdrawal amount of $5,213 during contract year six.

On your sixth contract date anniversary, your Annual Roll-up amount is equal to $240, calculated as follows:

o    4% (your current Annual Roll-up rate) multiplied by

o $130,323 (your GIB benefit base as of your most recent contract date anniversary) plus

o $240 (the daily pro rated Roll-up amount for the contribution: $10,000 x 4% x 219/365 = $240) minus

o    $5,213 (the Annual withdrawal amount, which was withdrawn)

o    equals $240

Please note that the withdrawal in contract year six terminated the Deferral bonus Roll-up rate. Therefore on the sixth contract date anniversary, the Annual Roll-up rate was used to calculate the Annual Roll-up amount.

Your adjusted GIB benefit base is $140,563.


Effect of an Excess withdrawal. In contract year six, assume instead that you make a withdrawal of $8,213. This would result in an Excess withdrawal of $3,000 because your Annual withdrawal amount is only $5,213 ($8,213 - $5,213 = $3,000). Further, assume that your Protection account value at the time of this withdrawal is $100,000. As described earlier in this section, Excess withdrawals reduce your GIB benefit base on a pro-rata basis. Accordingly, your GIB benefit base is reduced by $4,209 at the time of the withdrawal, calculated as follows:


o    $140,323 (your current GIB benefit base: $130,323 + $10,000) multiplied by

o 3% (the percentage of your current Protection account value that was withdrawn in excess of your Annual withdrawal amount) equals

o    $4,209.

On your sixth contract date anniversary, your adjusted GIB benefit base is $136,354, calculated as follows:

o    $136,114 (your GIB benefit base adjusted to reflect the Excess withdrawal:
     $140,323 - $4,209 = $136,114) plus

o    $240 (your Annual Roll-up amount) equals

o    $136,354.

See Appendix VI later in this Prospectus for more examples of how withdrawals affect your Guaranteed benefit bases and Annual withdrawal amount.


LIFETIME GIB PAYMENTS

The GIB guarantees annual lifetime payments ("Lifetime GIB payments"), which will begin at the earliest of:

(i) the contract date anniversary following the date your Protection account value falls to zero (except as the result of an Excess withdrawal);

(ii)  the contract date anniversary following your 95th birthday; and

(iii) your contract's maturity date.


Your Lifetime GIB payments will be calculated as described below in this section. Whether your Lifetime GIB payments are triggered by your Protection account value falling to zero (due to either withdrawals or the deduction of charges) or contract maturity or owner age 95, we use the same calculation to determine the amount of the payments. Neither a withdrawal of your Annual withdrawal amount nor a deduction of charges is considered an Excess withdrawal. Poor investment performance of the Protection account variable investment options may contribute to your Protection account falling to zero. Similarly, whether we pay you under a supplemental contract or under your Retirement Cornerstone(SM) -- Series ADV contract, the calculation of the payments is not impacted.


For single owner contracts, the payout can be either based on a single life (the owner's life) or joint lives. The joint life must be the spouse of the owner, and payments will be based on the age of the younger spouse. For jointly owned contracts, payments can be based on a single life (based on the life of the older spouse) or joint lives (based on the age of the younger spouse). (For non-natural owners, payments are available on the same basis but are based on the annuitant or joint annuitant's life). An owner may choose a single or joint life payout based on whether he or she wants Lifetime GIB payments to continue for the life of the younger spouse.


Your Lifetime GIB payments are calculated by applying a percentage to your GIB benefit base. If your Protection account value is zero as described above, we will use your GIB benefit base as of the day your Protection account value was reduced to zero. On the day your Protection account is reduced to zero, we calculate your GIB benefit base using the same formula described under "GIB benefit base" earlier in this section. Please note that there is no pro rata Annual Roll-up amount added to your GIB benefit base on the day your Protection account is reduced to zero. Annual Roll-up amounts are only added to your GIB benefit base at the end of the contract year.

Example:

     Assume your Protection account value goes to zero in the middle of the 10th contract year. At the beginning of the 10th contract


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     year, the GIB benefit base is $100,000. If there were no contributions or transfers to the Protection Account or any excess withdrawals during that contract year, the GIB benefit base on the day your Protection account value was reduced to zero would be $100,000.

The percentage is based on your age (or for Joint life contracts, the age of the younger spouse), as follows:


------------------------------------------------
      Age         |  Single Life   | Joint Life
------------------------------------------------
Up to age 85      |      4%        |    3.25  %
                  |                |
  Ages 86-94      |      5%        |    4%
                  |                |
  Age 95          |      6%        |    4.50%
------------------------------------------------

If your Protection account value is reduced to zero, as described above, and you have no Performance account value, the following applies:

     (i) We will issue a supplementary contract with the same owner and beneficiary.

     (ii) We will set up the payout based on a single life. You will have 30 days from the date we issue the supplementary contract in which to make any changes (regarding payouts based on joint lives or the frequency with which payments are made).

     (iii) If you were enrolled in the Maximum Payment Plan, we will continue paying your Annual withdrawal amount uninterrupted for the remainder of the contract year. In the next contract year, you will begin receiving your Lifetime GIB payments. We adjust the amount of the next scheduled payment to equal your Lifetime GIB payment amount. The frequency of your Lifetime GIB payments will be the same. Your Lifetime GIB payment may be less than your Annual withdrawal amount in the prior contract year.

     (iv) If you were enrolled in the Customized Payment Plan, we will pay you the balance of your Annual withdrawal amount for that contract year in a lump sum prior to issuing the supplementary contract. Your Lifetime GIB payment will begin in the next contract year. We adjust the amount of the next scheduled payment to equal your Lifetime GIB payment amount. The frequency of your Lifetime GIB payments will be the same. Your Lifetime GIB payment may be less than your Annual withdrawal amount in the prior contract year.

     (v) If you were taking other withdrawals, we will pay you the balance of your Annual withdrawal amount for that contract year in a lump sum prior to issuing a supplementary contract. You will begin receiving your Lifetime GIB payments at the end of the next contract year. Your Lifetime GIB payment may be less than your Annual withdrawal amount in the prior contract year.

     (vi) If you were not taking withdrawals, and your Protection account value was reduced to zero on your contract date anniversary as a result of the deduction of charges, we will pay your Annual withdrawal amount for that contract year in a lump sum prior to issuing a supplementary contract. You will begin receiving your Lifetime GIB payments on your next contract date anniversary on an annual basis. Your Lifetime GIB payment may be less than your Annual withdrawal amount in the prior contract year.

     (vii) Your Guaranteed minimum death benefit will be terminated and no subsequent contributions or transfers will be permitted once your Protection account value goes to zero.

If your Protection account value is reduced to zero, as described above, and you have Performance account value, the following applies:

     (i) We will issue you a GIB payout kit. The kit will include a statement that reflects your Lifetime GIB payments, the frequency of those payments, identifying information about payees, and other applicable forms.

     (ii) We will set up the payout based on a single life. You will have 30 days from the date we send your GIB payout kit in which to make any changes (regarding payouts based on joint lives or the frequency on which payments are made).

     (iii) If you were enrolled in the Maximum Payment Plan, we will continue paying your Annual withdrawal amount uninterrupted for the remainder of the contract year. You will begin receiving your Lifetime GIB payments in the next contract year. We adjust the amount of the scheduled payments to equal your Lifetime GIB payment amount. The frequency of your Lifetime GIB payments will be the same. Your Lifetime GIB payment may be less than your Annual withdrawal amount in the prior contract year.

     (iv) If you were enrolled in the Customized Payment Plan, we will pay you the balance of your Annual withdrawal amount for that contract year in a lump sum. You will begin receiving your Lifetime GIB payments in the next contract year. We adjust the amount of the next scheduled payment to equal your Lifetime GIB payment amount. The frequency of your Lifetime GIB payments will be the same. Your Lifetime GIB payment may be less than your Annual withdrawal amount in the prior contract year.

     (v) If you were taking other withdrawals, we will pay you the balance of your Annual withdrawal amount for that contract year in a lump sum. You will begin receiving your Lifetime GIB payments at the end of the next contract year. Your Lifetime GIB payment may be less than your Annual withdrawal amount in the prior contract year.

     (vi) If you were not taking withdrawals, and your Protection account value is reduced to zero on your contract date anniversary as a result of the deduction of charges, we will pay your Annual withdrawal amount for that contract year in a lump sum. You will begin receiving your Lifetime GIB payments on your next contract date anniversary on an annual basis. Your Lifetime GIB payment may be less than your Annual withdrawal amount in the prior contract year.

     (vii) Your Lifetime GIB payment will not reduce your Performance account value.

     (viii) Your Guaranteed minimum death benefit will be terminated once your Protection account value goes to zero.

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     (ix)   Your Lifetime GIB payments will continue under your Retirement
            Cornerstone(SM) -- Series ADV contract until your Performance account value falls to zero or your contract matures, at which time we will issue you a supplementary contract for the remaining Lifetime GIB payments.

If your Protection account value has not fallen to zero before the contract maturity date or the owner reaches age 95, whichever is sooner, the following applies:

     (i) We will issue a supplementary contract with the same owner and beneficiary;

     (ii) Your Lifetime GIB payments will be equal to the greater of:

          o your Protection account value applied to the guaranteed, or, if greater, the current annuitization factors,

                                      -OR-

          o the GIB benefit base applied to the flat percentage discussed above in this section;

For example, assuming the current annuitization factors are greater than the guaranteed annuitization factors, a male contract owner who is age 95 and has a $100,000 GIB benefit base and $50,000 in Protection account value would receive the greater of the following:

     (i) Current annuitization factors (which are subject to change) applied to his $50,000 Protection account value, which currently equals a monthly payment of $1,065, or

     (ii) The flat percentage discussed above (in this example, it would be 6%) applied to his $100,000 GIB benefit base, which equals a Lifetime GIB monthly payment of $500.

In this example, the contract owner's monthly payment would be $1,065.

     (i) Any Performance account value will be annuitized under a separate contract based on one of the annuity payout options discussed under "Your annuity payout options" in "Accessing your money" later in this Prospectus;

     (ii) Upon issuing your supplementary contract, your Guaranteed minimum death benefit and your death benefit in connection with your Performance account value will be terminated.

If you have the GIB and your Protection account value falls to zero due to an Excess withdrawal, we will terminate your GIB and you will receive no payment or supplementary life annuity contract, even if your GIB benefit base is greater than zero.

Please see the Hypothetical illustrations in Appendix III for an example of how Lifetime GIB payments are calculated when: (i) a hypothetical Protection account value falls to zero, and (ii) a contract owner reaches age 95.


DEATH BENEFIT

For the purposes of determining the death benefit under your Retirement Cornerstone(SM) -- Series ADV contract, we treat your Performance account value and any Guaranteed minimum death benefit funded by your Protection account differently.

The death benefit in connection with your Performance account value is equal to your Performance account value as of the date we receive satisfactory proof of death, any required instructions for the method of payment, and any required information and forms necessary to effect payment. The death benefit payable in connection with your Protection account will be based on the greater of (i) your Protection account value, and (ii) the benefit base of your Guaranteed minimum death benefit.


The total death benefit under your Retirement Cornerstone(SM) -- Series ADV contract will depend on your values in either one or both sides of the contract. If you selected a Guaranteed minimum death benefit but never funded your Protection account, your death benefit will be based on your Performance account value only. Likewise, if you funded your Guaranteed minimum death benefit through allocations to the Protection account and had no Performance account value, your death benefit would be based strictly on the Guaranteed minimum death benefit you selected. Also, it is possible that upon your death, you have value in both your Performance account and a Guaranteed minimum death benefit that has been funded through allocations to the Protection account. In that case, your beneficiaries would receive the Performance account value, plus the value of your Guaranteed minimum death benefit.



GUARANTEED MINIMUM DEATH BENEFITS

At issue, if you are age 0-75, you may elect one of our optional Guaranteed minimum death benefit options (GMDBs) in connection with your Protection account:

o    Return of Principal death benefit; or

o    Highest Anniversary Value death benefit; or

o    The "Greater of" death benefit.

The "Greater of" death benefit can only be elected in combination with the GIB. The Return of Principal death benefit and the Highest Anniversary Value death benefit are available with or without the GIB. The Highest Anniversary Value death benefit and "Greater of" death benefit are available at an additional charge. There is no charge for the Return of Principal death benefit. The Return of Principal death benefit will be issued with all eligible contracts if you do not elect either the Highest Anniversary Value or the "Greater of" death benefit at the time you apply for your Retirement Cornerstone(SM) -- Series ADV contract.

When you have a GMDB, you can allocate your contributions to any of the following:

     o    Protection account variable investment options

     o    Performance account variable investment options

     o    Guaranteed interest option

     o    The account for special money market dollar cost averaging

Only amounts you allocate to the Protection account variable investment options and amounts in a special money market dollar cost averaging program designated for the Protection account variable


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investment options will fund your GMDB. These amounts will be included in your respective GMDB benefit base and will become part of your Protection account value.

Your death benefit in connection with your Protection account is equal to one of the following -- whichever provides a higher amount:

o Your Protection account value as of the date we receive satisfactory proof of the owner's (or older joint owner's, if applicable) death, any required instructions for the method of payment, and any required information and forms necessary to effect payment; or

o Your applicable GMDB benefit base (discussed below) on the date of the owner's (or older joint owner's, if applicable) death, adjusted for subsequent withdrawals.


RETURN OF PRINCIPAL DEATH BENEFIT


Your Return of Principal guaranteed minimum death benefit is equal to your Return of Principal death benefit base. This benefit base is not an account value or cash value. It is equal to:


o Your initial contribution and any subsequent contributions to the Protection account variable investment options, either directly or through a special money market dollar cost averaging program; plus

o Any amounts in the account for special money market dollar cost averaging that are designated for future transfers to the Protection account variable investment options; plus

o Any amounts transferred to the Protection account variable investment options, less

o A deduction that reflects any withdrawals you make from the Protection account variable investment options or from amounts in a special money market dollar cost averaging program designated for the Protection account variable investment options. The amount of this deduction is described under "How withdrawals affect your Guaranteed benefits" later in this section.

Please see Appendix II later in this Prospectus for an example of how the Return of Principal benefit base is calculated.


HIGHEST ANNIVERSARY VALUE DEATH BENEFIT

Your Highest Anniversary Value guaranteed minimum death benefit is equal to your Highest Anniversary Value benefit base. The benefit base is not an account value or cash value. The calculation of your Highest Anniversary Value benefit base will depend on whether you have taken a withdrawal from your Protection account value.

If you have not taken a withdrawal from your Protection account, your Highest Anniversary Value benefit base is equal to one of the following -- whichever provides a higher amount:

o Your initial contribution and any subsequent contributions to the Protection account variable investment options, either directly or through a special money market dollar cost averaging program; plus

o Any amounts in the account for special money market dollar cost averaging that are designated for future transfers to the Protection account variable investment options; plus

o Any amounts transferred to the Protection account variable investment options.

                                      -OR-


o Your highest Protection account value on any contract date anniversary up to the contract date anniversary following the owner's (or older joint owner's, if applicable) 85th birthday (plus any transfers to the Protection account variable investment options and contributions to a special money market dollar cost averaging program designated for the Protection account variable investment options, made since the most recent "reset" of the Highest Anniversary Value benefit base).

If you take a withdrawal from your Protection account, your Highest Anniversary Value benefit base will be reduced on a pro-rata basis. Reduction on a pro-rata basis means that we calculate the percentage of your Protection account value that is being withdrawn and we reduce your Highest Anniversary Value benefit base by the same percentage.


At any time after a withdrawal, your Highest Anniversary Value benefit base is equal to one of the following -- whichever provides a higher amount:


o Your Highest Anniversary Value benefit base immediately following the most recent withdrawal (plus any transfers to the Protection account variable investment options made since the most recent "reset" of the Highest Anniversary Value benefit base).


                                      -OR-


o Your highest Protection account value on any contract date anniversary after the withdrawal up to the contract date anniversary following the owner's (or older joint owner's, if applicable) 85th birthday (plus any transfers to the Protection account variable investment options and contributions to the account for special money market dollar cost averaging designated for the Protection account variable investment options, made since the most recent "reset" of the Highest Anniversary Value benefit base).


Please see Appendix II later in this Prospectus for an example of how the Highest Anniversary Value benefit base is calculated.


"GREATER OF" DEATH BENEFIT

Your "Greater of" guaranteed minimum death benefit has a benefit base. The benefit base is not an account value or cash value. It is equal to the greater of:

o The benefit base computed for the Highest Anniversary Value death benefit (described immediately above); and

o    The Roll-up to age 85 death benefit base.

The Roll-up to age 85 benefit base is used only in connection with the "Greater of" death benefit. It is equal to:

o Your initial contribution and any subsequent contributions to the Protection account variable investment options, either directly or through the account for special money market dollar cost averaging; plus


48  Contract features and benefits
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o    Any amounts in the account for special money market dollar cost averaging that are designated for future transfers to the Protection account variable investment options; plus

o    Any transfers to the Protection account variable investment options; less

o    A deduction that reflects any "Excess withdrawal" amounts; plus

o Any "Deferral bonus Roll-up amount" OR "Annual Roll-up amount" minus a deduction that reflects any withdrawals up to the Annual withdrawal amount.


Every three contract years from your contract issue date up to your 85th birthday, your Roll-up to age 85 benefit base will automatically reset to equal to your Protection account value, if your Protection account value is greater than the calculation described above. The Roll-up to age 85 benefit base reset is described in more detail below.


ROLL-UP TO AGE 85 BENEFIT BASE RESET

This section describes how the Roll-up to age 85 benefit base reset works in connection with the calculation of your "Greater of" death benefit.

Your Roll-up to age 85 benefit base will automatically "reset" to equal the Protection account value, if higher, every three contract years from your contract issue date, up to the contract date anniversary following your 85th birthday. If you choose to fund your Protection account after issue, the eligibility for resets every three years is still based on the contract issue date and not the date that you first funded the Protection account.

If a reset is not applicable on any eligible contract date anniversary, the Roll-up to age 85 benefit base will not be eligible to be reset again until the next eligible contract date anniversary. For example, even if the Roll-up to age 85 benefit base did not reset on the third contract date anniversary, it will not be eligible again for a reset until the sixth contract date anniversary. For jointly-owned contracts, eligibility to reset the Roll-up to age 85 benefit base is based on the age of the older owner. For non-naturally owned contracts, eligibility is based on the age of the annuitant or older joint annuitant.

Whether you fund your "Greater of" death benefit at contract issue or some later date, the contract date anniversaries on which your Roll-up to age 85 benefit base is eligible for a reset are the same.

We reserve the right to increase the fee for the "Greater of" death benefit if the Roll-up to age 85 benefit base resets. Please see the "Fee table" earlier in this Prospectus and "Charges and expenses" later in this Prospectus for more information about the charge. Your Roll-up to age 85 benefit base will reset automatically unless you opt out. We will notify you at least 45 days prior to your contract date anniversary if your Roll-up to age 85 benefit base is eligible for a reset and if a fee increase for the "Greater of" death benefit has been declared. If you do not want your fee to increase, you must notify us in writing at least 30 days prior to the contract date anniversary on which your Roll-up to age 85 benefit base could reset that you want to opt out of the reset. You can send us a written request to opt back in to automatic resets at a later date. The current fee for the "Greater of" death benefit will apply upon the next reset. Your Roll-up to age 85 benefit base would be eligible for resets based on the same schedule: every three contract years from the contract issue date.

If we do not increase the charge for the "Greater of" death benefit when the Roll-up to age 85 benefit base resets, the total dollar amount charged on future contract date anniversaries may still increase as a result of the reset since the charges may be applied to a higher "Greater of" death benefit base than would have been otherwise applied. See "Charges and expenses" later in this Prospectus for more information.

Both the Deferral bonus Roll-up amount and the Annual Roll-up amount work the same way here as they do for the Guaranteed income benefit. However, unlike the Guaranteed income benefit, the Roll-up death benefit base for the "Greater of" death benefit stops rolling up on the contract date anniversary following the owner's (or older joint owner's) 85th birthday. See "Annual Roll-up amount and annual benefit base adjustment" and "Annual Deferral bonus Roll-up amount and annual benefit base adjustment" under "Guaranteed income benefit" earlier in this section. Also, your Roll-up to age 85 benefit base will be eligible for resets.

Withdrawals in excess of your Annual withdrawal amount may have a harmful effect on your "Greater of" death benefit. A withdrawal in excess of your Annual withdrawal amount will always reduce your Roll-up to age 85 benefit base on a pro-rata basis. When the annuitant reaches age 85, withdrawals will reduce your Roll-up to age 85 benefit base on a dollar-for-dollar basis up to your Annual withdrawal amount. See "How withdrawals affect your Guaranteed benefits" for more information.


If you have both the GIB and the "Greater of" death benefit, the GIB benefit base and the Roll-up to age 85 death benefit base are equal until age 85. Beginning on the contract date anniversary following age 85, your Roll-up to age 85 benefit base that is part of your "Greater of" Guaranteed minimum death benefit, will (i) no longer roll up; (ii) no longer be eligible for resets; and be reduced dollar-for dollar by withdrawals up to your Annual withdrawal amount.

For contracts with non-natural owners, the Roll-up to age 85 benefit base will be based on the annuitant's (or older joint annuitant's) age.

Please see Appendix II later in this Prospectus for an example of how the Roll-up to age 85 benefit base that is part of the "Greater of" guaranteed minimum death benefit is calculated.

                    --------------------------------------

If you change ownership of the contract, generally the Guaranteed minimum death benefit will automatically terminate, except under certain circumstances. See "Transfers of ownership, collateral assignments, loans and borrowing" in "More information" later in this Prospectus for more information.


The Guaranteed minimum death benefits are subject to state availability and your age at contract issue. For a state-by-state description of all material variations of this contract, see Appendix IV later in this Prospectus.


For contracts with non-natural owners, the available death benefits are based on the annuitant's age.


                                              Contract features and benefits  49
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Please see both "Effect of your account values falling to zero" in "Determining your contract's value" and "How withdrawals affect your Guaranteed benefits" earlier in this section and the section entitled "Charges and expenses" later in this Prospectus for more information on these Guaranteed benefits.

See Appendix II later in this Prospectus for examples of how the benefit bases for the Guaranteed minimum death benefits work.


HOW WITHDRAWALS AFFECT YOUR GUARANTEED BENEFITS


In general, withdrawals from your Protection account will reduce your Guaranteed benefit bases on a pro-rata basis. Reduction on a pro-rata basis means that we calculate the percentage of your current Protection account value that is being withdrawn and we reduce your current Guaranteed benefit bases by the same percentage.


For example, if your Protection account value is $30,000 and you withdraw $12,000, you have withdrawn 40% of your Protection account value. If your benefit base was $40,000 before the withdrawal, it would be reduced by $16,000 ($40,000 X .40) and your new benefit base after the withdrawal would be $24,000 ($40,000 - $16,000). If your Protection account value is greater than your Guaranteed benefit base, the amount of the Guaranteed benefit base reduction will be less than the withdrawal.


A pro-rata deduction means that if you take a withdrawal that reduces your Guaranteed benefit bases on a pro-rata basis and your Protection account value is less than your Guaranteed benefit base, the amount of the Guaranteed benefit base reduction will exceed the amount of the withdrawal.

Withdrawals from your Protection account value always reduce your Highest Anniversary Value benefit base and Return of Principal benefit base on a pro-rata basis, as described above.


Withdrawals affect your GIB benefit base and Roll-up to age 85 benefit base, as follows:


o A withdrawal from your Protection account in the first contract year will reduce your GIB benefit base and Roll-up to age 85 benefit base on a pro-rata basis.


o Beginning in the second contract year, if your Lifetime GIB payments have not begun, withdrawals up to your Annual withdrawal amount will not reduce your GIB benefit base.

o Beginning in the second contract year and until the contract date anniversary after age 85, if your Lifetime GIB payments have not begun, withdrawals up to your Annual withdrawal amount will not reduce your Roll-up to age 85 benefit base.

o Beginning on the contract date anniversary after age 85, withdrawals will reduce your Roll-up to age 85 benefit base on a dollar-for-dollar basis up to your Annual withdrawal amount.


o A withdrawal in excess of your Annual withdrawal amount ("Excess withdrawal") will always reduce your GIB benefit base and Roll-up to age 85 benefit base on a pro-rata basis. This means that once a withdrawal is taken that causes the sum of the withdrawals from your Protection account to exceed the Annual withdrawal amount, that portion of the withdrawal that exceeds the Annual withdrawal amount and any subsequent withdrawals from your Protection account in that contract year will reduce the GIB benefit base and Roll-up to age 85 benefit base on a pro-rata basis.


Please see Appendix VI later in this Prospectus for examples of how withdrawals affect your Guaranteed benefit bases.


DROPPING OR CHANGING YOUR GUARANTEED BENEFITS

You can drop or change your Guaranteed benefits, subject to our rules. Your ability to do so depends on whether you have funded your Protection account. If you have not funded your Protection account, we call this a "pre-funding" drop or change. If you have funded your Protection account, we call this a "post-funding" drop. Also, in order to make a change to your Guaranteed minimum death benefit, you must meet the eligibility requirements for the new benefit. If you drop a Guaranteed benefit, you will not be permitted to add it back to your contract.


PRE-FUNDING DROP OR CHANGE

Prior to funding your Protection account, you can drop your GIB or Guaranteed minimum death benefit, or change your Guaranteed minimum death benefit. For contracts with the GIB, the Guaranteed minimum death benefit cannot be changed without first dropping the GIB. In Appendix I, we provide a chart that lists the possible Guaranteed benefit combinations under the Retirement Cornerstone -- Series ADV contract and our rules for dropping and changing benefits prior to funding your Protection account.


POST-FUNDING DROP

If you funded your Protection account at issue and your contract has been in force for four contract years, you have the option to drop both your GIB and Guaranteed minimum death benefit or in some cases, drop your GIB and retain your Guaranteed minimum death benefit. If you funded your Protection account after issue, you cannot drop or change your Guaranteed benefit(s) until the later of: (i) the contract date anniversary following the funding of your Protection account, and (ii) four years from contract issue.


If you decide to drop all Guaranteed benefits post-funding, we require that you complete the administrative form we provide for this purpose. You must either take a full withdrawal of your Protection account or make a one-time transfer to the Performance account variable investment options and guaranteed interest option. The Guaranteed benefits and any applicable charges will be terminated as of the business day we receive the properly completed administrative form at our processing office. Please note that when a Guaranteed benefit (other than the Return of Principal death benefit) is dropped on any date other than a contract date anniversary, we will deduct a pro-rata portion of the charge for that year.

For contracts with the GIB, the Guaranteed minimum death benefit cannot be dropped without first dropping the GIB. In Appendix I, we provide a chart that lists the possible Guaranteed benefit combinations under the Retirement Cornerstone(SM) -- Series ADV contract and our rules for dropping and changing benefits if you have already funded your Protection account.



50  Contract features and benefits
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INHERITED IRA BENEFICIARY CONTINUATION CONTRACT

The Inherited IRA beneficiary continuation contract is intended to provide options to beneficiaries in complying with federal income tax rules. There are a number of limitations on who can purchase the contract, how the contract is purchased, and the features that are available under the contract. A prospective purchaser should seek tax advice before making a decision to purchase the contract. We offer the Inherited IRA beneficiary continuation contract to eligible beneficiaries under individual retirement arrangements (traditional or Roth) where the original individual retirement account or annuity was not issued by AXA Equitable. The beneficiary may want to change the investments of the "original IRA" inherited from the now-deceased IRA owner, but must take post-death required minimum distribution ("RMD") payments from an IRA that was inherited. The Inherited IRA beneficiary continuation contract has provisions intended to meet post-death RMD rules, which are similar to those of the Beneficiary continuation option ("BCO") restricted to eligible beneficiaries of contracts issued by AXA Equitable. See "Beneficiary continuation option for traditional IRA and Roth IRA contracts only" under "Beneficiary continuation option" in "Payment of death benefit" later in this Prospectus. Further, since the Inherited IRA beneficiary continuation contract is intended to replace the investment originally selected by the now-deceased IRA owner, a prospective purchaser should carefully consider the features and investments available under the Inherited IRA beneficiary continuation contract, and the limitations and costs under the contract in comparison with the existing arrangement before making any purchase decision. Finally, the contract may not be available in all states. Please speak with your financial professional for further information.


WHO CAN PURCHASE AN INHERITED IRA BENEFICIARY CONTINUATION CONTRACT

The Inherited IRA beneficiary continuation contract is offered only to beneficiaries of non-AXA Equitable IRAs who are individuals. We also offer the Inherited IRA beneficiary continuation contract to eligible non-spousal individual beneficiaries of deceased plan participants in qualified plans, 403(b) plans and governmental employer 457(b) plans ("Applicable Plan(s)"). The purpose is to enable such beneficiaries to elect certain post-death RMD payment choices available to them under federal income tax rules which may not be offered under the Applicable Plan. Certain trusts with only individual beneficiaries are treated as individuals and are eligible to purchase the Inherited IRA beneficiary continuation contract.


HOW AN INHERITED IRA BENEFICIARY CONTINUATION CONTRACT IS PURCHASED

A traditional Inherited IRA beneficiary continuation contract can only be purchased by a direct transfer of the beneficiary's interest under the deceased owner's original traditional IRA. An Inherited Roth IRA beneficiary continuation contract can only be purchased by a direct transfer of the beneficiary's interest under the deceased owner's original Roth IRA. In the case of a non-spousal beneficiary under a deceased plan participant's Applicable Plan, the Inherited IRA can only be purchased by a direct rollover of the death benefit under the Applicable Plan. In this discussion, "you" refers to the owner of the Inherited IRA beneficiary continuation contract. The owner of the Inherited IRA beneficiary continuation contract is the individual who is the beneficiary of the original traditional or Roth IRA. The contract must also contain the name of the deceased owner. In this discussion, unless otherwise indicated, references to "deceased owner" include "deceased plan participant"; references to "original IRA" include "the deceased plan participant's interest or benefit under the Applicable Plan", and references to "individual beneficiary of a traditional IRA" include "individual non-spousal beneficiary under an Applicable Plan."


LIMITATIONS ON CERTAIN FEATURES UNDER THE INHERITED IRA BENEFICIARY CONTINUATION CONTRACT

This contract is intended only for beneficiaries who want to take payments at least annually over their life expectancy. These payments generally must begin (or must have begun) no later than December 31st of the calendar year following the year the deceased owner died. Since the contract makes post-death RMD payments at least once a year, the contract is not suitable for beneficiaries who do not want to take payments from this contract every year. Beneficiaries who do not want to take scheduled payments and want to wait until the 5th year after death to withdraw the entire amount of the Inherited IRA funds should not purchase this contract. Because of the contract's focus on payments, certain features noted below more suitable to long-term accumulation vehicles are not available under this contract.

Except in the case of amounts directly rolled over from an Applicable Plan to an Inherited IRA beneficiary continuation contract, the Inherited IRA beneficiary continuation contract can be purchased even though you have already begun taking post-death RMD payments of your interest as a beneficiary from the deceased owner's original IRA. You should discuss with your own tax adviser when payments must begin or must be made.

Under the Inherited IRA beneficiary continuation contract:

o You must receive payments at least annually (but can elect to receive payments monthly or quarterly). Payments are generally made over your life expectancy determined in the calendar year after the deceased owner's death and determined on a term certain basis.

o You must receive payments from the contract even if you are receiving payments from another IRA of the deceased owner in an amount that would otherwise satisfy the amount required to be distributed from the contract.


o The beneficiary of the original IRA will be the annuitant under the Inherited IRA beneficiary continuation contract. In the case where the beneficiary is a "see-through trust," the oldest beneficiary of the trust will be the annuitant.

o An Inherited IRA beneficiary continuation contract is not available for owners over age 70.

o The initial contribution must be a direct transfer from the deceased owner's original IRA and is subject to minimum contribution amounts. See "How you can purchase and contribute to your contract" earlier in this section.


                                              Contract features and benefits  51
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o    Any subsequent contribution must be direct transfers of your interest as a beneficiary from another IRA with a financial institution other than AXA Equitable, where the deceased owner is the same as under the original IRA contract. A non-spousal beneficiary under an Applicable Plan cannot make subsequent contributions to an Inherited IRA contract.

o    You may make transfers among the investment options, as permitted.

o You may choose at any time to withdraw all or a portion of the account value. Any partial withdrawal must be at least $300. Withdrawal charges will apply as described in "Charges and expenses" later in this Prospectus.

o If you have the Return of Principal death benefit or the Highest Anniversary Value death benefit, amounts withdrawn from the contract to meet RMDs will reduce the benefit base and may limit the utility of the benefit(s).

o The GIB, Spousal continuation, automatic investment program, automatic payment plans and systematic withdrawals are not available under the Inherited IRA beneficiary continuation contract.

o Upon your death, your beneficiary has the option to continue taking RMDs based on your remaining life expectancy or to receive any remaining interest in the contract in a lump sum. The option elected will be processed when we receive satisfactory proof of death, any required instructions for the method of payment and any required information and forms necessary to effect payment. If your beneficiary elects to continue to take distributions, withdrawal charges (if applicable) will no longer apply. If you have a Guaranteed minimum death benefit, it will no longer be in effect and any applicable charge for such benefit will stop.

o When you die, we will pay your beneficiary the Performance account value and the greater of the Protection account value or the applicable death benefit.


YOUR RIGHT TO CANCEL WITHIN A CERTAIN NUMBER OF DAYS

If for any reason you are not satisfied with your contract, you may exercise your cancellation right under the contract to receive a refund. To exercise this cancellation right, you must notify us with a signed letter of instruction electing this right, to our processing office within 10 days after you receive your contract. If state law requires, this "free look" period may be longer. Other state variations may apply. Please contact your financial professional and/or see Appendix IV to find out what applies in your state.

Generally, your refund will equal your Total account value under the contract on the day we receive notification of your decision to cancel the contract and will reflect (i) any investment gain or loss in the variable investment options (less the daily charges we deduct), and (ii) any guaranteed interest in the guaranteed interest option, through the date we receive your contract. Some states, however, require that we refund the full amount of your contribution (not reflecting (i) or (ii) above). For any IRA contract returned to us within seven days after you receive it, we are required to refund the full amount of your contribution.

We may require that you wait six months before you may apply for a contract with us again if:

o    you cancel your contract during the free look period; or

o you change your mind before you receive your contract whether we have received your contribution or not.

Please see "Tax information" later in this Prospectus for possible consequences of cancelling your contract.

If you fully convert an existing traditional IRA contract to a Roth IRA contract, you may cancel your Roth IRA contract and return to a traditional IRA contract. Our processing office, or your financial professional, can provide you with the cancellation instructions.

In addition to the cancellation right described above, you have the right to surrender your contract, rather than cancel it. Please see "Surrendering your contract to receive its cash value" in "Accessing your money," later in this Prospectus. Surrendering your contract may yield results different than canceling your contract, including a greater potential for taxable income. In some cases, your cash value upon surrender may be greater than your contributions to the contract. Please see "Tax information," later in this Prospectus.


52  Contract features and benefits
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2. Determining your contract's value

--------------------------------------------------------------------------------

YOUR ACCOUNT VALUE AND CASH VALUE

Your "Total account value" is the total of: (i) the Protection account value, and (ii) the Performance account value. Your "Protection account value" is the total value you have in: (i) the Protection account variable investment options, and (ii) amounts in the account for special money market dollar cost averaging designated for the Protection account variable investment options. Your "Performance account value" is the total value you have in: (i) the Performance account variable investment options, (ii) the guaranteed interest option, and (iii) amounts in the account for special money market dollar cost averaging program designated for the Performance account variable investment options and the guaranteed interest option. See "What are your investment options under the contract?" in "Contract Features and benefits" for a detailed list of the Protection account variable investment options and Performance account variable investment options.


Your contract also has a "cash value." Your contract's cash value is equal to the Total account value, less the total amount or a pro-rata portion of the annual administrative charge, as well as any optional benefit charges. Please see "Surrendering your contract to receive its cash value" in "Accessing your money" later in this Prospectus.



YOUR CONTRACT'S VALUE IN THE VARIABLE INVESTMENT OPTIONS

Each variable investment option invests in shares of a corresponding Portfolio. Your value in each variable investment option is measured by "units." The value of your units will increase or decrease as though you had invested it in the corresponding Portfolio's shares directly. Your value, however, will be reduced by the amount of the fees and charges that we deduct under the contract.

The unit value for each variable investment option depends on the investment performance of that option, less daily charges for:

(i)   operations expenses;

(ii)  administration expenses; and

(iii) distribution charges.

On any day, your value in any variable investment option equals the number of units credited to that option, adjusted for any units purchased for or deducted from your contract under that option, multiplied by that day's value for one unit. The number of your contract units in any variable investment option does not change unless they are:

(i)   increased to reflect subsequent contributions;

(ii)  decreased to reflect withdrawals; or

(iii) increased to reflect transfers into, or decreased to reflect a transfer out of, a variable investment option.

In addition, when we deduct any Guaranteed benefit charge, the number of units credited to your contract will be reduced. Your units are also reduced when we deduct the annual administrative charge. A description of how unit values are calculated can be found in the SAI.


YOUR CONTRACT'S VALUE IN THE GUARANTEED
INTEREST OPTION

Your value in the guaranteed interest option at any time will equal: your contributions and transfers to that option, plus interest, minus transfers and withdrawals out of the option, and charges we deduct.


EFFECT OF YOUR ACCOUNT VALUES FALLING TO ZERO

In general, your contract will terminate without value if your Total account value falls to zero as the result of withdrawals, or the payment of any applicable charges when due, or a combination of two, as described below:

o If you have Performance account value only and it falls to zero as the result of withdrawals or the payment of any applicable charges, your contract will terminate.

o Your Guaranteed minimum death benefit will terminate without value if your Protection account value falls to zero as the result of withdrawals or the payment of any applicable charges. This will happen whether or not you also have the GIB or receive Lifetime GIB payments. Unless you have amounts allocated to your Performance account, your contract will also terminate.

o If you have the GIB and your Protection account value falls to zero as the result of the payment of any applicable charges or a withdrawal that is not an Excess withdrawal, you will receive Lifetime GIB payments in accordance with the terms of the GIB. Unless you have amounts allocated to your Performance account, your contract will also terminate.

o If your Protection account value falls to zero due to an Excess withdrawal, your GIB will terminate and you will not receive Lifetime GIB payments. Unless you have amounts allocated to your Performance account, your contract will also terminate.

Certain withdrawals, even one that does not cause your Total account value to fall to zero, will be treated as a request to surrender your contract and terminate your Guaranteed minimum death benefit. See "Withdrawals treated as surrenders" in "Accessing your money."

As discussed earlier in this Prospectus, we reserve the right to discontinue or limit your ability to make subsequent contributions to the contract or subsequent transfers or contributions to the Protection account variable investment options, either directly or through the special money market dollar cost averaging program. If we exercise this right, and your account values are at risk of falling to zero, you will not have the ability to fund the contract and any Guaranteed benefits in order to avoid contract and/or Guaranteed benefit termination.


                                           Determining your contract's value  53
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Withdrawals and/or deductions of charges during or following a period of poor market performance in which your account values decrease, increases the possibility that such a withdrawal or deduction could cause your account values to fall to zero.


There may be state variations with regard to termination of your contract. See Appendix IV for more information.



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When a contract is identified in connection with potentially disruptive transfer activity for the first time, a letter is sent to the contract owner explaining that there is a policy against disruptive transfer activity and that if such activity continues certain transfer privileges may be eliminated. If and when the contract owner is identified a second time as engaged in potentially disruptive transfer activity under the contract, we currently prohibit the use of voice, fax and automated transaction services. We currently apply such action for the remaining life of each affected contract. We or a trust may change the definition of potentially disruptive transfer activity, the monitoring procedures and thresholds, any notification procedures, and the procedures to restrict this activity. Any new or revised policies and procedures will apply to all contract owners uniformly. We do not permit exceptions to our policies restricting disruptive transfer activity.

It is possible that a trust may impose a redemption fee designed to discourage frequent or disruptive trading by contract owners. As of the date of this Prospectus, the trusts had not implemented such a fee. If a redemption fee is implemented by a trust, that fee, like any other trust fee, will be borne by the contract owner.

Contract owners should note that it is not always possible for us and the underlying trusts to identify and prevent disruptive transfer activity. In addition, because we do not monitor for all frequent trading at the separate account level, contract owners may engage in frequent trading which may not be detected, for example, due to low net inflows or outflows on the particular day(s). Therefore, no assurance can be given that we or the trusts will successfully impose restrictions on all potentially disruptive transfers. Because there is no guarantee that disruptive trading will be stopped, some contract owners may be treated differently than others, resulting in the risk that some contract owners may be able to engage in frequent transfer activity while others will bear the effect of that frequent transfer activity. The potential effects of frequent transfer activity are discussed above.


REBALANCING AMONG YOUR PERFORMANCE ACCOUNT VARIABLE INVESTMENT OPTIONS AND GUARANTEED INTEREST OPTION

We offer two rebalancing programs that you can use to automatically reallocate your Performance account value among your Performance account variable investment options and the guaranteed interest option. Option I allows you to rebalance your Performance account value among the Performance account variable investment options. Option II allows you to rebalance your Performance account value among the Performance account variable investment options and the guaranteed interest option.

To enroll in one of our rebalancing programs, you must notify us in writing or through Online Account Access and tell us:

   (a) the percentage you want invested in each investment option (whole percentages only), and

   (b) how often you want the rebalancing to occur (quarterly, semiannually, or annually on a contract year basis)

Rebalancing will occur on the same day of the month as the contract date. If a contract is established after the 28th, rebalancing will occur on the first business day of the month following the contract issue date. If you elect quarterly rebalancing, the rebalancing in the last quarter of the contract year will occur on the contract date anniversary.

Once it is available, you may elect or terminate the rebalancing program at any time. You may also change your allocations under the program at any time. Once enrolled in the rebalancing program, it will remain in effect until you instruct us in writing to terminate the program. Requesting an investment option transfer while enrolled in our rebalancing program will not automatically change your allocation instructions for rebalancing your account value. This means that upon the next scheduled rebalancing, we will transfer amounts among your investment options pursuant to the allocation instructions previously on file for your program. Changes to your allocation instructions for the rebalancing program (or termination of your enrollment in the program) must be in writing and sent to our processing office. Termination requests can be made online through Online Account Access. See "How to reach us" in "Who is AXA Equitable?" earlier in this Prospectus. There is no charge for the rebalancing feature.

--------------------------------------------------------------------------------
Rebalancing does not assure a profit or protect against loss. You should periodically review your allocation percentages as your needs change. You may want to discuss the rebalancing program with your financial professional before electing the program.
--------------------------------------------------------------------------------

While your rebalancing program is in effect, we will transfer amounts among the applicable investment options so that the percentage of your Performance account value that you specify is invested in each option at the end of each rebalancing date.

If you select Option II, you will be subject to our rules regarding transfers from the guaranteed interest option to the Performance account variable investment options. These rules are described in "Transferring your account value" earlier in this section. Under Option II, a transfer into or out of the guaranteed interest option to initiate the rebalancing program will not be permitted if such transfer would violate these rules. If this occurs, the rebalancing program will not go into effect.

You may not elect Option II if you are participating in any dollar cost averaging program. You may not elect Option I if you are participating in special money market dollar cost averaging or general dollar cost averaging.

Our optional rebalancing programs are not available for amounts allocated to the Protection account variable investment options. For information about rebalancing among the Protection account variable investment options, see "Automatic quarterly rebalancing" under "Allocating your contributions" in "Contract features and benefits" for more information on rebalancing your Protection account value.


SYSTEMATIC TRANSFER PROGRAM


Under the systematic transfer program, you may elect to have amounts in the Performance account variable investment options and the guaranteed interest option automatically transferred to your Protection account variable investment options. This can be done on a quarterly, semi-annual or annual basis. These amounts will be withdrawn on a pro-rata basis and allocated based on your allocation instructions on file. You can instruct us to either designate a: (i) dollar amount, or (ii) percentage of the Performance account variable investment options


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and the guaranteed interest option you want transferred. Also, you can specify:
(i) a number of years you want the program to continue, or (ii) instruct us to continue to make transfers until all available amounts in your Performance account variable investment options and guaranteed interest option have been transferred out.


If you are participating in one of our Rebalancing programs while this program is in effect and the rebalancing and systematic transfer are scheduled for the same Business day, the systematic transfer will be processed first. The Performance account will be rebalanced immediately after.


If you have taken a withdrawal from your Protection account, the systematic transfer program will automatically terminate after you make a subsequent contribution to your Performance account.

If we discontinue contributions and transfers to all Protection account variable investment options, we will terminate your systematic transfer program. See "How you can purchase and contribute to your contract" in "Contract features and benefits" earlier in this Prospectus.


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You may receive your cash value in a single sum payment or apply it to one or more of the annuity payout options. See "Your annuity payout options" below. For the tax consequences of surrenders, see "Tax information" later in this Prospectus.


WHEN TO EXPECT PAYMENTS

Generally, we will fulfill requests for payments out of the variable investment options within seven calendar days after the business day the transaction request is received by us in good order. These transactions may include applying proceeds to a payout annuity, payment of a death benefit, payment of any amount you withdraw and, upon surrender, payment of the cash value. We may postpone such payments or applying proceeds for any period during which:

    (1) the New York Stock Exchange is closed or restricts trading,

    (2) the SEC determines that an emergency exists as a result of sales of securities or determination of the fair value of a variable investment option's assets is not reasonably practicable, or

    (3) the SEC, by order, permits us to defer payment to protect people remaining in the variable investment options.

We can defer payment of any portion of your value in the guaranteed interest option, (other than for death benefits) for up to six months while you are living. We also may defer payments for a reasonable amount of time (not to exceed 10 days) while we are waiting for a contribution check to clear.

All payments are made by check and are mailed to you (or the payee named in a tax-free exchange) by U.S. mail, unless you request that we use an express delivery or wire transfer service at your expense.


YOUR ANNUITY PAYOUT OPTIONS


Deferred annuity contracts such as the Retirement Cornerstone(SM) -- Series ADV provide for conversion to annuity payout status at or before the contract's "maturity date." This is called "annuitization." Upon annuitization, your account value is applied to provide periodic payments as described in this section; the contract and all its benefits terminate; and you receive a supplementary contract for the periodic payments ("payout option"). The supplementary contract does not have an account value or cash value. If you choose a variable payout option, you will receive a separate prospectus related to the contract you select.


We currently offer you several choices of annuity payout options. The options available directly under the contract entitle you to receive fixed annuity payments. Options available under separate contracts and described in separate prospectuses enable you to receive variable annuity payments. Please see Appendix IV later in this Prospectus for variations that may apply in your state.

You may choose to annuitize your contract at any time, which generally is at least 13 months after the contract issue date. The contract's maturity date is the latest date on which annuitization can occur. If you do not annuitize before the maturity date and at the maturity date have not made an affirmative choice as to the type of annuity payments to be received, we will convert your contract to the default annuity payout option described in "Annuity maturity date" later in this section. If you have the GIB or a Guaranteed minimum death benefit, your contract may have both a Protection account value and a Performance account value. If there is a Protection account value and you choose to annuitize your contract before the maturity date, the GIB will terminate without value even if your GIB benefit base is greater than zero. The payments that you receive under the payout annuity option you select may be less than you would have received under GIB. See "Guaranteed income benefit" in "Contract features and benefits" earlier in this Prospectus for further information. Any Guaranteed minimum death benefit terminates upon annuitization. Please note that the contract is not treated as annuitized unless all amounts remaining under the contract have been converted to annuity payments; there is no partial annuitization. See "Annuity payments" in "Taxation of nonqualified annuities" under "Tax information" later in this Prospectus. You may choose a partial withdrawal of cash value to purchase a life annuity at any time at or before the maturity date, but the guaranteed annuity purchased rates described below will not apply.

In general, your periodic payment amount upon annuitization is determined by your Total account value, the form of the annuity payout option you elect as described below, the timing of your purchase, and the applicable annuity purchase rate to which that value is applied. Once begun, annuity payments cannot be stopped unless otherwise provided in the supplementary contract. Your contract guarantees that upon annuitization, your account value will be applied to a guaranteed annuity purchase rate for a life annuity. We reserve the right, with advance notice to you, to change guaranteed annuity purchase rates any time after your fifth contract date anniversary and at not less than five-year intervals after the first change. (Please see your contract and SAI for more information.) In the event that we exercise our contractual right to change the guaranteed annuity purchase factors, we would segregate the account value based on contributions and earnings received prior to and after the change. When your contract is annuitized, we would calculate the payments by applying the applicable purchase factors separately to the value of the contributions received before and after the rate change. We will provide you with 60 days advance written notice of such a change.

In addition, you may apply your Total account value or cash value, whichever is applicable, to any other annuity payout option that we may offer at the time of annuitization. We have the right to require you to provide any information we deem necessary to provide an annuity upon annuitization. If the annuity payment amount is later found to be based on incorrect information, it will be adjusted on the basis of the correct information.

We currently offer you several choices of annuity payout options. The options available directly under the contract entitle you to receive fixed annuity payments. Options available under separate contracts and described in separate prospectuses enable you to receive variable annuity payments. Please see Appendix IV later in this Prospectus for variations that may apply in your state.

The payments that you receive upon annuitization of your Protection account value may be less than your Annual withdrawal amount or your Lifetime GIB payments. If you are considering annuitization, you


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should ask your financial professional for information about the payment amounts that would be made under the various choices that are available to you. You may also obtain that information by contacting us. Annuitization of your Performance account value after the date your Lifetime GIB payments begin will not affect those payments.

You can choose from among the annuity payout options listed below. Restrictions may apply, depending on the type of contract you own or the owner's and annuitant's ages at contract issue. Other than life annuity with period certain, we reserve the right to add, remove or change any of these annuity payout options at any time. In addition, if you are exercising your GIB, your choice of payout options are those that are available under the GIB (see "Guaranteed income benefit" in "Contract features and benefits" earlier in this Prospectus).



--------------------------------------------------------------------------------
Fixed annuity payout options   Life annuity
                               Life annuity with period certain
                               Life annuity with refund certain
                               Period certain annuity
--------------------------------------------------------------------------------


o Life annuity: An annuity that guarantees payments for the rest of the annuitant's life. Payments end with the last monthly payment before the annuitant's death. Because there is no continuation of benefits following the annuitant's death with this payout option, it provides the highest monthly payment of any of the life annuity options, so long as the annuitant is living.

o Life annuity with period certain: An annuity that guarantees payments for the rest of the annuitant's life. If the annuitant dies before the end of a selected period of time ("period certain"), payments continue to the beneficiary for the balance of the period certain. The period certain cannot extend beyond the annuitant's life expectancy. A life annuity with a period certain is the form of annuity under the contract that you will receive if you do not elect a different payout option. In this case, the period certain will be based on the annuitant's age and will not exceed 10 years.

o Life annuity with refund certain: An annuity that guarantees payments for the rest of the annuitant's life. If the annuitant dies before the amount applied to purchase the annuity option has been recovered, payments to the beneficiary will continue until that amount has been recovered. This payout option is available only as a fixed annuity.

o Period certain annuity: An annuity that guarantees payments for a specific period of time, usually 5, 10, 15, or 20 years. This guaranteed period may not exceed the annuitant's life expectancy. This option does not guarantee payments for the rest of the annuitant's life. It does not permit any repayment of the unpaid principal, so you cannot elect to receive part of the payments as a single sum payment with the rest paid in monthly annuity payments. This payout option is available only as a fixed annuity.


The life annuity, life annuity with period certain, and life annuity with refund certain payout options are available on a single life or joint and survivor life basis. The joint and survivor life annuity guarantees payments for the rest of the annuitant's life, and after the annuitant's death, payments continue to the survivor. We may offer other payout options not outlined here. Your financial professional can provide you with details.

With fixed annuities, we guarantee fixed annuity payments will be based either on the tables of guaranteed annuity purchase factors in your contract or on our then current annuity purchase factors, whichever is more favorable for you.



SELECTING AN ANNUITY PAYOUT OPTION

When you select a payout option, we will issue you a separate written agreement confirming your right to receive annuity payments. We require you to return your contract before annuity payments begin. The contract owner and annuitant must meet the issue age and payment requirements.


You can choose the date annuity payments begin but it may not be earlier than thirteen months from your contract date (in a limited number of jurisdictions this requirement may be more or less than five years). Where payments are made on the 15th day of each month, you can change the date your annuity payments are to begin anytime before that date as long as you do not choose a date later than the 28th day of any month. Also, that date may not be later than the annuity maturity date described below.


The amount of the annuity payments will depend on the amount applied to purchase the annuity and the applicable annuity purchase factors, discussed earlier. The amount of each annuity payment will be less with a greater frequency of payments, or with a longer duration of a non-life contingent annuity or a longer certain period of a life contingent annuity. Once elected, the frequency with which you receive payments cannot be changed.


If, at the time you elect a payout option, the amount to be applied is less than $2,000 or the initial payment under the form elected is less than $20 monthly, we reserve the right to pay your Total account value in a single sum rather than as payments under the payout option chosen. If you select an annuity payout option and payments have begun, no change can be made.



ANNUITY MATURITY DATE

Your contract has a maturity date. The maturity date is based on the age of the original annuitant at contract issue and cannot be changed other than in conformance with applicable law, even if you name a new annuitant. The maturity date is generally the contract date anniversary that follows the annuitant's 95th birthday (or older joint annuitant if your contract has joint annuitants). The maturity date may not be less than thirteen months from your contract date, unless otherwise stated in your contract. We will send a notice with the contract statement one year prior to the maturity date. The notice will include the date of maturity, describe the available annuity payout options, state the availability of a lump sum payment option, and identify the default payout option, if you do not provide an election by the time of your contract maturity date.

If you have not funded the GIB, you may either take a lump sum payment or select an annuity payout option on the maturity date. If you do not make an election at maturity, we will apply your Performance account value to a life-period certain fixed annuity with payments based on the greater of guaranteed or then current annuity purchase rates.


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If you have funded the GIB, the following applies on the maturity date:

o For amounts allocated to your Performance account, you may select an annuity payout option or take a lump sum payment.

o If you do not make an election for your Protection account value on your maturity date, we will apply the Protection account value to either (a) or
    (b) below, whichever provides a greater payment:

    (a) a fixed life annuity with a period certain with payments based on the greater of the guaranteed or then current annuity purchase rates, or

    (b) a supplementary contract with annual payments equal to your GIB benefit base applied to the applicable GIB payout factor.

If you elect payments on a joint life basis, the joint life must be your spouse and the joint life GIB payout factors will be reduced. See "Lifetime GIB payments" under "Guaranteed income benefit" in "Contract features and benefits." You may also elect to have your Protection account value paid to you in a lump sum or applied to an annuity payout option we are offering at the time.

If Lifetime GIB payments have already begun, we will issue you one supplementary contract to continue receiving your Lifetime GIB payments. For amounts allocated to your Performance account, you must select an annuity payout option or take a lump sum payment.


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5. Charges and expenses


--------------------------------------------------------------------------------

CHARGES THAT AXA EQUITABLE DEDUCTS

We deduct the following charges each day from the net assets of each variable investment option. Together, they make up the daily "contract fee." These charges are reflected in the unit values of each variable investment option:

o   An operations charge

o   An administration charge

o   A distribution charge

We deduct the following charges as described later in this section. When we deduct these charges from your variable investment options, we reduce the number of units credited to your contract:

o On each contract date anniversary -- an annual administrative charge, if applicable.

o On each contract date anniversary -- a charge for each optional benefit you elect: a Guaranteed minimum death benefit (other than the Return of Principal death benefit) and the Guaranteed income benefit.

o At the time annuity payments are to begin -- charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state. An annuity administrative fee may also apply.

o At the time you request a transfer in excess of 12 transfers in a contract year -- a transfer charge (currently, there is no charge).

More information about these charges appears below. We will not increase these charges for the life of your contract, except as noted. We may reduce certain charges under group or sponsored arrangements. See "Group or sponsored arrangements" later in this section.

The charges under the contracts are designed to cover, in the aggregate, our direct and indirect costs of selling, administering and providing benefits under the contracts. They are also designed, in the aggregate, to compensate us for the risks of loss we assume pursuant to the contracts. If, as we expect, the charges that we collect from the contracts exceed our total costs in connection with the contracts, we will earn a profit. Otherwise, we will incur a loss.

The rates of certain of our charges have been set with reference to estimates of the amount of specific types of expenses or risks that we will incur. In most cases, this Prospectus identifies such expenses or risks in the name of the charge; however, the fact that any charge bears the name of, or is designed primarily to defray, a particular expense or risk does not mean that the amount we collect from that charge will never be more than the amount of such expense or risk. This does not mean that we may not also be compensated for such expense or risk out of any other charges we are permitted to deduct by the terms of the contracts.

To help with your retirement planning, we may offer other annuities with different charges, benefits and features. Please contact your financial professional for more information.


SEPARATE ACCOUNT ANNUAL EXPENSES


OPERATIONS CHARGE. We deduct a daily charge from the net assets in each variable investment option to compensate us for operations expenses, a portion of which compensates us for mortality and expense risks, described below. In connection with the Protection account variable investment options, a portion of this charge compensates us for our costs in providing the Return of Principal death benefit. The daily charge is equivalent to an annual rate of up to 0.35% of the net assets in each variable investment option.


The mortality risk we assume is the risk that annuitants as a group will live for a longer time than our actuarial tables predict. If that happens, we would be paying more in annuity income than we planned. We also assume a risk that the mortality assumptions reflected in our guaranteed annuity payment tables, shown in each contract, will differ from actual mortality experience. Lastly, we assume a mortality risk to the extent that at the time of death, the Guaranteed minimum death benefit exceeds the cash value of the contract. The expense risk we assume is the risk that it will cost us more to issue and administer the contracts than we expect.

ADMINISTRATION CHARGE. We deduct a daily charge from the net assets in each variable investment option. The charge, together with the annual administrative charge described below, is to compensate us for administrative expenses under the contracts. The daily charge is equivalent to an annual rate of up to 0.20% of the net assets in each variable investment option.

DISTRIBUTION CHARGE. We deduct a daily charge from the net assets in each variable investment option to compensate us for a portion of our sales expenses under the contracts. The daily charge is equivalent to an annual rate of up to 0.10% of the net assets in each variable investment option.


ACCOUNT VALUE CHARGES

ANNUAL ADMINISTRATIVE CHARGE. We deduct an administrative charge from your Total account value on each contract date anniversary. We deduct the charge if your Total account value on the last business day of the contract year is less than $50,000. If your Total account value on such date is $50,000 or more, we do not deduct the charge. During the first two contract years, the charge is equal to $30 or, if less, 2% of your Total account value. The charge is $30 for contract years three and later.


We will deduct this charge from your value in the Performance account variable investment options and the guaranteed interest option (see Appendix IV later in this Prospectus to see if deducting this charge from the guaranteed interest option is permitted in your state) on a pro-rata basis. If those amounts are insufficient, we will deduct all or a portion of the charge from the account for special money market dol-



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lar cost averaging. If those amounts are insufficient, we will deduct all or a portion of the charge from the Protection account variable investment options.

If the contract is surrendered or annuitized or a death benefit is paid on a date other than a contract date anniversary, we will deduct a pro- rata portion of the charge for that year.


If your Total account value is insufficient to pay this charge, your contract will terminate without value and you will lose any applicable Guaranteed benefits except as noted under "Effect of your account values falling to zero" in "Determining your contract's value" earlier in this Prospectus.


TRANSFER CHARGE

Currently, we do not charge for transfers among investment options under the contract. However, we reserve the right to charge for any transfers in excess of 12 per contract year. We will provide you with advance notice if we decide to assess the transfer charge, which will never exceed $35 per transfer. The transfer charge (if applicable), will be assessed at the time that the transfer is processed. Each time you request a transfer from one investment option to another, we will assess the transfer charge (if applicable). Separate requests submitted on the same day will each be treated as a separate transfer. Any transfer charge will be deducted from the investment options from which the transfer is made. We will not charge for transfers made in connection with one of our dollar cost averaging programs. Also, transfers from a dollar cost averaging program do not count toward your number of transfers in a contract year for the purposes of this charge.


GUARANTEED BENEFIT CHARGES

RETURN OF PRINCIPAL DEATH BENEFIT. There is no additional charge for this death benefit.

HIGHEST ANNIVERSARY VALUE DEATH BENEFIT. If you elect the Highest Anniversary Value death benefit, we deduct a charge annually from your Protection account variable investment options on each contract date anniversary for which it is in effect. The charge is equal to 0.25% of the Highest Anniversary Value benefit base. If you elect this benefit, but do not fund it until after your contract issue date, we will deduct the full charge on the contract date anniversary following the date on which you fund the benefit.

"GREATER OF" DEATH BENEFIT. If you elect this death benefit, we deduct a charge annually from your Protection account variable investment options on each contract date anniversary for which it is in effect. The charge is equal to 0.95% of the "Greater of " death benefit base. If you elect this benefit, but do not fund it until after your contract issue date, we will deduct the full charge on the contract date anniversary following the date on which you fund the benefit.

If your Roll-Up to age 85 benefit base resets on the third or later contract date anniversary, we reserve the right to increase the charge for this benefit up to 1.10%. You will be notified of the increased charge at the time we notify you of your eligibility to reset. The increased charge, if any, will apply as of the next contract date anniversary following the reset and on all contract date anniversaries thereafter. You must notify us at least 30 days prior to your contract date anniversary on which a reset could cause a fee increase in order to cancel the reset on your upcoming contract date anniversary. If you elect this benefit, but do not fund it until after your contract issue date, we will deduct the full charge on the contract date anniversary following the date on which you fund the benefit.

GUARANTEED INCOME BENEFIT CHARGE. If you have the GIB, we deduct a charge annually from your Protection account variable investment options on each contract date anniversary until such time that your Lifetime GIB payments begin or you elect another annuity payout option, whichever occurs first. The charge is equal to 0.95% of the GIB benefit base in effect on each contract date anniversary. If you have this benefit, but do not fund it until after your contract issue date, we will deduct the full charge on the contract date anniversary following the date on which you fund the benefit.

If your GIB benefit base resets on the third or later contract date anniversary, we reserve the right to increase the charge for this benefit up to 1.25%. You will be notified of the increased charge at the time we notify you of your eligibility to reset. The increased charge, if any, will apply as of the next contract date anniversary following the reset and on all contract date anniversaries thereafter. You must notify us at least 30 days prior to your contract date anniversary on which a reset could cause a fee increase in order to cancel the reset on your upcoming contract date anniversary.

                      ----------------------------------

For the Highest Anniversary Value death benefit, "Greater of" death benefit and GIB, we will deduct each charge from your Protection account variable investment options on a pro-rata basis. If those amounts are insufficient to pay the charge and you have no amounts in the account for special money market dollar cost averaging designated for the Protection account variable investment options, your benefit will terminate without value and you will lose any applicable Guaranteed benefits except as noted under "Effect of your account values falling to zero" in "Determining your contract's value" earlier in this Prospectus. Your contract will also terminate if you do not have any value in your Performance account.

For the Highest Anniversary Value death benefit, the "Greater of" death benefit and the GIB, if any of the following occur on a date other than a contract date anniversary, we will deduct a pro-rata portion of the charge for that year:


o   A death benefit is paid;

o   you surrender the contract to receive its cash value;

o   you annuitize your Protection account value;

o you transfer 100% of your Protection account value to the Performance account (following the dropping of your Guaranteed benefits); or

o you withdraw 100% of your Protection account value (following the dropping of your Guaranteed benefits).


CHARGES FOR STATE PREMIUM AND OTHER APPLICABLE TAXES

We deduct a charge designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state. Generally, we deduct the charge from the amount applied to provide an annuity pay-


                                                        Charges and expenses  67

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out option. The current tax charge that might be imposed varies by jurisdiction and ranges from 0% to 3.5%.


FEE-BASED EXPENSES


The fees and expenses of a fee-based program are separate from and in addition to the fees and expenses of the contract. Please consult with your program sponsor for more details about your fee-based program. You should consider maintaining sufficient assets outside of this contract in order to pay advisory or custodial account expenses. Withdrawals from your Retirement Cornerstone(SM) Series ADV contract to pay those expenses will be treated like any other withdrawal. Withdrawals from amounts in your Protection account will likely impact your Guaranteed benefits.



CHARGES THAT THE TRUSTS DEDUCT

The Trusts deduct charges for the following types of fees and expenses:

o   Management fees.

o   12b-1 fees (for certain variable investment options).

o Operating expenses, such as trustees' fees, independent public accounting firms' fees, legal counsel fees, administrative service fees, custodian fees and liability insurance.

o   Investment-related expenses, such as brokerage commissions.


These charges are reflected in the daily share price of each Portfolio. Since shares of each Trust are purchased at their net asset value, these fees and expenses are, in effect, passed on to the variable investment options and are reflected in their unit values. Certain Portfolios available under the contract in turn invest in shares of other Portfolios of the Trusts and/or shares of unaffiliated Portfolios (collectively, the "underlying Portfolios"). The underlying Portfolios each have their own fees and expenses, including management fees, operating expenses, and investment related expenses such as brokerage commissions. For more information about these charges, please refer to the prospectuses for the Trusts.



GROUP OR SPONSORED ARRANGEMENTS

For certain group or sponsored arrangements, we may reduce the daily contract charge, or change the minimum initial contribution requirements. We also may change the Guaranteed benefits, or offer variable investment options that invest in shares of the Trusts that are not subject to the 12b-1 fee. Group arrangements include those in which a trustee or an employer, for example, purchases contracts covering a group of individuals on a group basis. Group arrangements are not available for traditional IRA and Roth IRA contracts. Sponsored arrangements include those in which an employer allows us to sell contracts to its employees or retirees on an individual basis.

Our costs for sales, administration and mortality generally vary with the size and stability of the group or sponsoring organization, among other factors. We take all these factors into account when reducing charges. To qualify for reduced charges, a group or sponsored arrangement must meet certain requirements, such as requirements for size and number of years in existence. Group or sponsored arrangements that have been set up solely to buy contracts or that have been in existence less than six months will not qualify for reduced charges.

We will make these and any similar reductions according to our rules in effect when we approve a contract for issue. We may change these rules from time to time. Any variation will reflect differences in costs or services and will not be unfairly discriminatory.

Group or sponsored arrangements may be governed by federal income tax rules, the Employee Retirement Income Security Act of 1974 ("ERISA") or both. We make no representations with regard to the impact of these and other applicable laws on such programs. We recommend that employers, trustees, and others purchasing or making contracts available for purchase under such programs seek the advice of their own legal and benefits advisers.


OTHER DISTRIBUTION ARRANGEMENTS

We may reduce or eliminate charges when sales are made in a manner that results in savings of sales and administrative expenses, such as sales through persons who are compensated by clients for recommending investments and who receive no commission or reduced commissions in connection with the sale of the contracts. We will not permit a reduction or elimination of charges where it would be unfairly discriminatory.


68  Charges and expenses

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that we need an individual annuitant to keep an annuity contract in force. If the beneficiary is not an individual, we must distribute amounts remaining in the annuity contract after the death of the annuitant.


SPOUSAL CONTINUATION

If the contract is continued under Spousal continuation, the required minimum distribution rules are applied as if your surviving spouse is the contract owner.


PAYMENTS TO A BENEFICIARY AFTER YOUR DEATH

IRA death benefits are taxed the same as IRA distributions.


BORROWING AND LOANS ARE PROHIBITED TRANSACTIONS

You cannot get loans from a traditional IRA. You cannot use a traditional IRA as collateral for a loan or other obligation. If you borrow against your IRA or use it as collateral, its tax-favored status will be lost as of the first day of the tax year in which this prohibited event occurs. If this happens, you must include the value of the traditional IRA in your federal gross income. Also, the early distribution penalty tax of 10% may apply if you have not reached age 59-1/2 before the first day of that tax year.


EARLY DISTRIBUTION PENALTY TAX

A penalty tax of 10% of the taxable portion of a distribution applies to distributions from a traditional IRA made before you reach age 59-1/2. Some of the available exceptions to the pre-age 59-1/2 penalty tax include distributions:

o   made on or after your death; or

o   made because you are disabled (special federal income tax definition); or

o used to pay certain extraordinary medical expenses (special federal income tax definition); or

o used to pay medical insurance premiums for unemployed individuals (special federal income tax definition); or

o used to pay certain first-time home buyer expenses (special federal income tax definition; $10,000 lifetime total limit for these distributions from all your traditional and Roth IRAs); or

o used to pay certain higher education expenses (special federal income tax definition); or

o in the form of substantially equal periodic payments made at least annually over your life (or your life expectancy) or over the joint lives of you and your beneficiary (or your joint life expectancies) using an IRS-approved distribution method.

Please note that it is your responsibility to claim the penalty exception on your own income tax return and to document eligibility for the exception to the IRS.


To meet the substantially equal periodic payments exception, you could elect the substantially equal withdrawals option. We will calculate the substantially equal payments, using your choice of IRS-approved methods we offer. Substantially equal withdrawals are not available for contracts with the GIB. Although substantially equal withdrawals are not subject to the 10% penalty tax, they are taxable as discussed in "Withdrawals, payments and transfers of funds out of traditional IRAs" earlier in this section. Once substantially equal withdrawals begin, the distributions should not be stopped or changed until after the later of your reaching age 59-1/2 or five years after the date of the first distribution, or the penalty tax, including an interest charge for the prior penalty avoidance, may apply to all prior distributions under either option. Also, it is possible that the IRS could view any additional withdrawal or payment you take from, or any additional contributions or transfers you make to, your contract as changing your pattern of substantially equal withdrawals for purposes of determining whether the penalty applies.



ROTH INDIVIDUAL RETIREMENT ANNUITIES (ROTH IRAS)

This section of the Prospectus covers some of the special tax rules that apply to Roth IRAs. If the rules are the same as those that apply to the traditional IRA, we will refer you to the same topic under "Traditional individual retirement annuities (traditional IRAs)."

The Retirement Cornerstone(SM) Series Roth IRA contract is designed to qualify as a Roth individual retirement annuity under Sections 408A(b) and 408(b) of the Internal Revenue Code.

CONTRIBUTIONS TO ROTH IRAS. Individuals may make four different types of contributions to a Roth IRA:

o   regular after-tax contributions out of earnings; or

o taxable rollover contributions from traditional IRAs or other eligible retirement plans ("conversion rollover" contributions); or

o tax-free rollover contributions from other Roth individual retirement arrangements or designated Roth accounts under defined contribution plans; or

o tax-free direct custodian-to-custodian transfers from other Roth IRAs ("direct transfers").

Regular after-tax, direct transfer and rollover contributions may be made to a Roth IRA contract. See "Rollovers and direct transfer contributions to Roth IRAs" later in this section for more information. If you use the forms we require, we will also accept traditional IRA funds which are subsequently recharacterized as Roth IRA funds following special federal income tax rules.

For Retirement Cornerstone(SM) - Series ADV IRA contracts, the initial contribution must be a direct transfer or rollover contribution. Subsequent contributions may also be "regular" contributions out of compensation.


REGULAR CONTRIBUTIONS TO ROTH IRAS

LIMITS ON REGULAR CONTRIBUTIONS. The "maximum regular contribution amount" for any taxable year is the most that can be contributed to all of your IRAs (traditional and Roth) as regular contributions for the particular taxable year. The maximum regular contribution amount depends on age, earnings, and year, among other things. Generally, $5,000 is the maximum amount that you may contribute to all IRAs (including Roth IRAs). This limit does not apply to rollover contribu-


80  Tax information

8. More information

--------------------------------------------------------------------------------

ABOUT SEPARATE ACCOUNT NO. 49

Each variable investment option is a subaccount of Separate Account No. 49. We established Separate Account No. 49 in 1996 under special provisions of the New York Insurance Law. These provisions prevent creditors from any other business we conduct from reaching the assets we hold in our variable investment options for owners of our variable annuity contracts. We are the legal owner of all of the assets in Separate Account No. 49 and may withdraw any amounts that exceed our reserves and other liabilities with respect to variable investment options under our contracts. For example, we may withdraw amounts from Separate Account No. 49 that represent our investments in Separate Account No. 49 or that represent fees and charges under the contracts that we have earned. Also, we may, at our sole discretion, invest Separate Account No. 49 assets in any investment permitted by applicable law. The results of Separate Account No. 49's operations are accounted for without regard to AXA Equitable's other operations. The amount of some of our obligations under the contracts is based on the assets in Separate Account No. 49. However, the obligations themselves are obligations of AXA Equitable.

Separate Account No. 49 is registered under the Investment Company Act of 1940 and is registered and classified under that act as a "unit investment trust." The SEC, however, does not manage or supervise AXA Equitable or Separate Account No. 49. Although Separate Account No. 49 is registered, the SEC does not monitor the activity of Separate Account No. 49 on a daily basis. AXA Equitable is not required to register, and is not registered, as an investment company under the Investment Company Act of 1940.

Each subaccount (variable investment option) within Separate Account No. 49 invests solely in Class IA/A or Class IB/B shares issued by the corresponding Portfolio of its Trust.

We reserve the right subject to compliance with laws that apply:

(1) to add variable investment options to, or to remove variable investment options from, Separate Account No. 49, or to add other separate accounts;

(2)   to combine any two or more variable investment options;

(3) to transfer the assets we determine to be the shares of the class of contracts to which the contracts belong from any variable investment option to another variable investment option;

(4) to operate Separate Account No. 49 or any variable investment option as a management investment company under the Investment Company Act of 1940 (in which case, charges and expenses that otherwise would be assessed against an underlying mutual fund would be assessed against Separate Account No. 49 or a variable investment option directly);

(5) to deregister Separate Account No. 49 under the Investment Company Act of 1940;

(6)   to restrict or eliminate any voting rights as to Separate Account No. 49;
      and

(7) to cause one or more variable investment options to invest some or all of their assets in one or more other trusts or investment companies.

If the exercise of these rights results in a material change in the underlying investment of Separate Account No. 49, you will be notified of such exercise, as required by law.


ABOUT THE TRUSTS

The Trusts are registered under the Investment Company Act of 1940. They are classified as "open-end management investment companies," more commonly called mutual funds. Each Trust issues different shares relating to each Portfolio.

The Trusts do not impose sales charges or "loads" for buying and selling their shares. All dividends and other distributions on the Trusts' shares are reinvested in full. The Board of Trustees of each Trust may establish additional Portfolios or eliminate existing Portfolios at any time. More detailed information about each Trust, its Portfolio investment objectives, policies, restrictions, risks, expenses, its Rule 12b-1 Plan and other aspects of its operations, appears in the prospectuses for each Trust, which generally accompany this Prospectus, or in their respective SAIs, which are available upon request.


ABOUT THE GENERAL ACCOUNT


Our general obligations and any Guaranteed benefits under the contract are supported by AXA Equitable's general account and are subject to AXA Equitable's claims paying ability. Assets in the general account are not segregated for the exclusive benefit of any particular contract or obligation. General account assets are also available to the insurer's general creditors and the conduct of its routine business activities, such as the payment of salaries, rent and other ordinary business expenses. An owner should look to the financial strength of AXA Equitable for its claims-paying ability. For more information about AXA Equitable's financial strength, you may review its financial statements and/or check its current rating with one or more of the independent sources that rate insurance companies for their financial strength and stability. Such ratings are subject to change and have no bearing on the performance of the variable investment options. You may also speak with your financial representative.


The general account is subject to regulation and supervision by the Insurance Department of the State of New York and to the insurance laws and regulations of all jurisdictions where we are authorized to do business. Interests under the contracts in the general account have not been registered and are not required to be registered under the Securities Act of 1933 because of exemptions and exclusionary provisions that apply. The general account is not required to register as an investment company under the Investment Company Act of 1940 and it is

                                                            More information  85
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not registered as an investment company under the Investment Company Act of
1940. The contract is a "covered security" under the federal securities laws.

We have been advised that the staff of the SEC has not reviewed the portions of this Prospectus that relate to the general account . The disclosure with regard to the general account, however, may be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.


ABOUT OTHER METHODS OF PAYMENT


WIRE TRANSMITTALS AND ELECTRONIC TRANSACTIONS

We accept initial and subsequent contributions sent by wire to our processing office by agreement with certain broker-dealers. Such transmittals must be accompanied by information we require to allocate your contribution. Wire orders not accompanied by complete information may be retained as described under "How you can make your contributions" under "Contract features and benefits" earlier in this Prospectus.

Even if we accept the wire order and essential information, a contract generally will not be issued until we receive and accept a properly completed application. In certain cases we may issue a contract based on information provided through certain broker-dealers with which we have established electronic facilities. In any such cases, you must sign our Acknowledgement of Receipt form.

Where we require a signed application, the above procedures do not apply and no transactions will be permitted until we receive the signed application and have issued the contract. Where we issue a contract based on information provided through electronic facilities, we require an Acknowledgement of Receipt Form. We may also require additional information. Until we receive the Acknowledgement of Receipt Form, (i.e. withdrawals and surrenders) financial transactions will not be permitted unless you request them in writing, sign the request and have it signature guaranteed. After your contract has been issued, additional contributions may be transmitted by wire.

In general, the transaction date for electronic transmissions is the date on which we receive at our regular processing office all required information and the funds due for your contribution. We may also establish same-day electronic processing facilities with a broker-dealer that has undertaken to pay contribution amounts on behalf of its customers. In such cases, the transaction date for properly processed orders is the business day on which the broker-dealer inputs all required information into its electronic processing system. You can contact us to find out more about such arrangements.

After your contract has been issued, subsequent contributions may be transmitted by wire.


AUTOMATIC INVESTMENT PROGRAM

You may use our automatic investment program, or "AIP," to have a specified amount automatically deducted from a checking account, money market account, or credit union checking account and contributed as a subsequent contribution into a contract on a monthly or quarterly basis. AIP is available for NQ traditional IRA and Roth IRA contracts, AIP is not available for Inherited IRA Beneficiary Continuation (traditional IRA or Roth IRA) contracts. Please see Appendix IV later in this Prospectus to see if there are restrictions on AIP in your state.


The minimum amounts we will deduct are $100 monthly and $300 quarterly. AIP subsequent contributions may be allocated to any of the variable investment options, but not to the account for special money market dollar cost averaging. You choose the day of the month you wish to have your account debited. However, you may not choose a date later than the 28th day of the month. For contracts with a Guaranteed benefit, AIP contributions with allocations to the Protection account variable investment options will be allocated to corresponding Performance account variable investment options that invest in the same Portfolios after the date the first withdrawal is taken from the Protection account.

You may cancel AIP at any time by notifying our processing office. We are not responsible for any debits made to your account before the time written notice of cancellation is received at our processing office.


DATES AND PRICES AT WHICH CONTRACT EVENTS OCCUR

We describe below the general rules for when, and at what prices, events under your contract will occur. Other portions of this Prospectus describe circumstances that may cause exceptions. We generally do not repeat those exceptions below.


BUSINESS DAY

Our "business day" is generally any day the New York Stock Exchange ("NYSE") is open for regular trading and generally ends at 4:00 p.m. Eastern Time (or as of an earlier close of regular trading). A business day does not include a day on which we are not open due to emergency conditions determined by the Securities and Exchange Commission. We may also close early due to such emergency conditions. Contributions will be applied and any other transaction requests will be processed when they are received along with all the required information unless another date applies as indicated below.

o If your contribution, transfer or any other transaction request containing all the required information reaches us on any of the following, we will use the next business day:

         - on a non-business day;
         - after 4:00 p.m. Eastern Time on a business day; or
         - after an early close of regular trading on the NYSE on a business day.

o If your transaction is set to occur on the same day of the month as the contract date and that date is the 29th, 30th or 31st of the month, then the transaction will occur on the 1st day of the next month.

o When a charge is to be deducted on a contract date anniversary that is a non-business day, we will deduct the charge on the next business day.

o If we have entered into an agreement with your broker-dealer for automated processing of contributions upon receipt of customer order, your contribution will be considered received at the time your broker-dealer receives your contribution and all information needed to process your application, along with any required documents.


86  More information
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a material adverse effect upon the Separate Account, our ability to meet our obligations under the contracts, or the distribution of the contracts.


FINANCIAL STATEMENTS

The financial statements of Separate Account No. 49, as well as the consolidated financial statements of AXA Equitable, are in the SAI. The financial statements of AXA Equitable have relevance to the contracts only to the extent that they bear upon the ability of AXA Equitable to meet its obligations under the contracts. The SAI is available free of charge. You may request one by writing to our processing office or calling 1-800-789-7771.


TRANSFERS OF OWNERSHIP, COLLATERAL ASSIGNMENTS, LOANS AND BORROWING

You can transfer ownership of an NQ contract at any time before annuity payments begin. We will continue to treat you as the owner until we receive notification of any change at our processing office.

Any Guaranteed benefit in effect, will generally terminate if you change ownership of the contract. A Guaranteed benefit will not terminate if the ownership of the contract is transferred from a non-natural owner to an individual but the contract will continue to be based on the annuitant's life. It will also not terminate if you transfer your individually-owned contract to a trust held for your (or your and your immediate family's) benefit; it will continue to be based on your life. If you were not the annuitant under the individually-owned contract, you will become the annuitant when ownership is changed. Please speak with your financial professional for further information.


See Appendix IV later in this Prospectus for any state variations with regard to terminating any benefits under your contract.

In general, you cannot assign or transfer ownership of an IRA contract except by surrender to us. If your individual retirement annuity contract is held in your custodial individual retirement account, you may only assign or transfer ownership of such an IRA contract to yourself. Loans are not available and you cannot assign IRA contracts as security for a loan or other obligation.

For limited transfers of ownership after the owner's death see "Beneficiary continuation option" in "Payment of death benefit" earlier in this Prospectus. You may direct the transfer of the values under your IRA contract to another similar arrangement under federal income tax rules. In the case of such a transfer, which involves a surrender of your contract, we will impose a withdrawal charge, if one applies.

Loans are not available under your NQ contract.


In certain circumstances, you may collaterally assign all or a portion of the value of your NQ contract as security for a loan with a third party lender. The terms of the assignment are subject to our approval. The amount of the assignment may never exceed your Total account value on the day prior to the date we receive all necessary paperwork to effect the assignment. Only one assignment per contract is permitted, and any such assignment must be made prior to the first contract date anniversary. You must indicate that you have not purchased, and will not purchase, any other AXA Equitable (or affiliate's) NQ deferred annuity contract in the same calendar year that you purchase the contract.


A collateral assignment does not terminate your benefits under the contract. However, all withdrawals, distributions and benefit payments, as well as the exercise of any benefits, are subject to the assignee's prior approval and payment directions. We will follow such directions until AXA Equitable receives written notification satisfactory to us that the assignment has been terminated. If the owner or beneficiary fails to provide timely notification of the termination, it is possible that we could pay the assignee more than the amount of the assignment, or continue paying the assignee pursuant to existing directions after the collateral assignment has in fact been terminated. Our payment of any death benefit to the beneficiary and any payment of the Lifetime GIB amount will also be subject to the terms of the assignment until we receive written notification satisfactory to us that the assignment has been terminated.

In some cases, an assignment or change of ownership may have adverse tax consequences. See "Tax information" earlier in this Prospectus.


ABOUT CUSTODIAL IRAS

For certain custodial IRA accounts, after your contract has been issued, we may accept transfer instructions by telephone, mail, facsimile or electronically from a broker-dealer, provided that we or your broker-dealer have your written authorization to do so on file. Accordingly, AXA Equitable will rely on the stated identity of the person placing instructions as authorized to do so on your behalf. AXA Equitable will not be liable for any claim, loss, liability or expenses that may arise out of such instructions. AXA Equitable will continue to rely on this authorization until it receives your written notification at its processing office that you have withdrawn this authorization. AXA Equitable may change or terminate telephone or electronic or overnight mail transfer procedures at any time without prior written notice and restrict facsimile, internet, telephone and other electronic transfer services because of disruptive transfer activity.


HOW DIVORCE MAY AFFECT YOUR GUARANTEED BENEFITS

Our optional benefits do not provide a cash value or any minimum account value. In the event that you and your spouse become divorced after you purchase a contract with a Guaranteed benefit, we will not divide the benefit base(s) used to calculate the benefits as part of the divorce settlement or judgment. As a result of the divorce, we may be required to withdraw amounts from the Protection account to be paid an ex-spouse. Any such withdrawal will be considered a withdrawal from the contract even if the withdrawal is made to fund an AXA Equitable contract owned by your ex-spouse. This means that your Guaranteed benefit will be reduced.


DISTRIBUTION OF THE CONTRACTS

The Retirement Cornerstone(SM) Series contracts are distributed by both AXA Advisors, LLC ("AXA Advisors") and AXA Distributors, LLC ("AXA Distributors") (together, the "Distributors"). The Distributors serve as


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Appendix I: Dropping or changing your Guaranteed benefits

--------------------------------------------------------------------------------

PRE-FUNDING DROP OR CHANGE

The following table is designed to show your options if you decide to drop your Guaranteed benefit(s) prior to the funding of your Protection account. In general, you can drop your GIB and change your Guaranteed minimum death benefit. However, your Guaranteed minimum death benefit cannot be dropped or changed without first dropping your GIB. All requests to drop or change a Guaranteed benefit must be submitted on an administrative form we provide for this specific purpose.


-----------------------------------------------------------------------------------------------------------------------------------
Guaranteed benefit
Combination                        Pre-Funding Drop of:       Your Option(s) or Result         Following the Drop or Change
-----------------------------------------------------------------------------------------------------------------------------------
o GIB                             GIB                     o  You can change your death         o  You can drop the Highest
                                                             benefit to the Highest               Anniversary Value death
o Return of Principal                                        Anniversary Value death              benefit, either pre-funding or
  death benefit                                              benefit. If you do not make          post-funding.
                                                             this change, the Return of
                                                             Principal death benefit will      o  You can drop the Return of
                                                             remain.                              Principal death benefit
                                                                                                  post-funding only.
-----------------------------------------------------------------------------------------------------------------------------------
o GIB                             GIB                     o  You can keep your Highest         o  You can drop the Highest
                                                             Anniversary Value death              Anniversary Value death
o Highest Anniversary Value                                  benefit.                             benefit, either pre-funding or
  death benefit                                                        -or-                       post-funding.

                                                          o  You can change your death
                                                             benefit to the Return of          o  You can drop the Return of
                                                             Principal death benefit.             Principal death benefit
                                                                                                  post-funding only.
------------------------------------------------------------------------------------------------------------------------------------
o GIB                                                     o  The Return of Principal death     o  You can drop the Return of
                                                             benefit will automatically           Principal death benefit
o Highest Anniversary             Both benefits              become your new guaranteed           post-funding only.
  Value death benefit                                        minimum death benefit.
------------------------------------------------------------------------------------------------------------------------------------
o GIB                             GIB                     o  By dropping your GIB, you         o  You can drop the Highest
                                                             are no longer eligible to have       Anniversary Value death
o "Greater of" death benefit                                 the "Greater of" death               benefit, either pre-funding or
                                                             benefit.                             post-funding.

                                                          o  You can change your death         o  You can drop the Return of
                                                             benefit to the Highest               Principal death benefit
                                                             Anniversary Value death              post-funding only.
                                                             benefit. If you do not make
                                                             this change, the Return of
                                                             Principal death benefit will
                                                             automatically become your
                                                             new guaranteed minimum
                                                             death benefit.
------------------------------------------------------------------------------------------------------------------------------------
o GIB                                                     o  You can change your death         o  You can drop the Highest
                                                             benefit to the Highest               Anniversary Value death
o    "Greater of" death benefit   Both benefits              Anniversary Value death              benefit, either pre-funding or
                                                             benefit. If you do not make          post-funding.
                                                             this change, the Return of
                                                             Principal death benefit will      o  You can drop the Return of
                                                             automatically become your            Principal death benefit
                                                             new guaranteed minimum               post-funding only.
                                                             death benefit.
------------------------------------------------------------------------------------------------------------------------------------


                   Appendix I: Dropping or changing your Guaranteed benefits A-1

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
------------------------------------------------------------------------------------------------------------------------------------
GUARANTEED BENEFIT
COMBINATION                        PRE-FUNDING DROP OF:          YOUR OPTION(S) OR RESULT       FOLLOWING THE DROP OR CHANGE
------------------------------------------------------------------------------------------------------------------------------------
o Highest Anniversary             Highest Anniversary     o  The Return of Principal death     o  You can drop the Return of
  Value death benefit             Value death benefit        benefit will automatically           Principal death benefit
                                                             become your new guaranteed           post-funding only.
                                                             minimum death benefit.
------------------------------------------------------------------------------------------------------------------------------------
o Return of Principal death       Not Applicable: The
  benefit                         Return of Principal
                                  death benefit cannot be
                                  dropped prior to funding
                                  the Protection account
------------------------------------------------------------------------------------------------------------------------------------


POST-FUNDING DROP

The following table is designed to show your options if you decide to drop your Guaranteed benefit(s) after you have funded your Protection account. In general, you can drop both your GIB and Guaranteed minimum death benefit or, in some cases, drop your GIB and retain your Guaranteed minimum death benefit. However, your Guaranteed minimum death benefit cannot be dropped without first dropping your GIB. All requests to drop a Guaranteed benefit must be submitted on an administrative form we provide for this specific purpose. Please see "Dropping or changing your Guaranteed benefits" in "Contracts features and benefits" for information on when you are eligible to drop your Guaranteed benefits after having funded your Protection account.


------------------------------------------------------------------------------------------------------------------------------------
GUARANTEED BENEFIT
COMBINATION                        POST-FUNDING DROP OF:(*)      YOUR OPTION(S) OR RESULT         FOLLOWING THE DROP OR CHANGE
------------------------------------------------------------------------------------------------------------------------------------
o GIB                             GIB                     o  The Return of Principal death     o  You can drop the Return of
                                                             benefit will remain in effect.       Principal death benefit by
o Return of Principal                                                                             notifying us and taking a full
  death benefit                                                                                   withdrawal of your Protection
                                                                                                  account value or making a
                                                                                                  one-time transfer to the
                                                                                                  Performance account variable
                                                                                                  investment options and the
                                                                                                  guaranteed interest option.
------------------------------------------------------------------------------------------------------------------------------------
o GIB                                                     o  Your Guaranteed benefits will        Not Applicable.
                                                             terminate by notifying us and
o Return of Principal             Both benefits              taking a full withdrawal of
  death benefit                                              your Protection account value
                                                             or making a one-time
                                                             transfer to the Performance
                                                             account variable investment
                                                             options and the guaranteed
                                                             interest option.
------------------------------------------------------------------------------------------------------------------------------------
o GIB                             GIB                     o  Your Highest Anniversary          o  You can drop the Highest
                                                             Value death benefit remains          Anniversary Value death
o Highest Anniversary                                        in effect.                           benefit by notifying us and
  Value death benefit                                                                             taking a full withdrawal of
                                                                                                  your Protection account value
                                                                                                  or making a one-time transfer
                                                                                                  to the Performance account
                                                                                                  variable investment options
                                                                                                  and the guaranteed interest
                                                                                                  option.
------------------------------------------------------------------------------------------------------------------------------------


A-2 Appendix I: Dropping or changing your Guaranteed benefits
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
------------------------------------------------------------------------------------------------------------------------------------
GUARANTEED BENEFIT
COMBINATION                        POST-FUNDING DROP OF:(*)      YOUR OPTION(S) OR RESULT         FOLLOWING THE DROP OR CHANGE
------------------------------------------------------------------------------------------------------------------------------------
o GIB                                                     o  Your Guaranteed benefits will        Not Applicable.
                                                             terminate by notifying us and
o Highest Anniversary             Both benefits              taking a full withdrawal of
  Value death benefit                                        your Protection account value
                                                             or making a one-time
                                                             transfer to the Performance
                                                             account variable investment
                                                             options and the guaranteed
                                                             interest option.
------------------------------------------------------------------------------------------------------------------------------------
o GIB                             GIB                     o  By dropping your GIB, you            You can drop the Return of
                                                             are no longer eligible to have       Principal death benefit at a
                                                             the "Greater of" death               later date.
o "Greater of" death benefit                                 benefit.

                                                          o  The Return of Principal death
                                                             benefit will become your new
                                                             Guaranteed minimum death
                                                             benefit. The Return of
                                                             Principal benefit base will
                                                             equal all contributions and
                                                             transfers to your Protection
                                                             account, adjusted for
                                                             withdrawals.
------------------------------------------------------------------------------------------------------------------------------------
o GIB                                                     o  Your Guaranteed benefits will        Not Applicable.
                                                             terminate by notifying us and
                                                             taking a full withdrawal of
o "Greater of" death benefit      Both benefits              your Protection account value
                                                             or making a one-time
                                                             transfer to the Performance
                                                             account variable investment
                                                             options and the guaranteed
                                                             interest option.
------------------------------------------------------------------------------------------------------------------------------------
o Highest Anniversary             Highest Anniversary     o  Your Guaranteed benefit will         Not Applicable.
  Value death benefit             Value death benefit        terminate by notifying us and
                                                             taking a full withdrawal of
                                                             your Protection account value
                                                             or making a one-time
                                                             transfer to the Performance
                                                             account variable investment
                                                             options and the guaranteed
                                                             interest option.
------------------------------------------------------------------------------------------------------------------------------------
o Return of Principal             Return of Principal     o  Your Guaranteed benefit will         Not Applicable.
  death benefit                   death benefit              terminate by notifying us and
                                                             taking a full withdrawal of
                                                             your Protection account value
                                                             or making a one-time
                                                             transfer to the Performance
                                                             account variable investment
                                                             options and the guaranteed
                                                             interest option.
------------------------------------------------------------------------------------------------------------------------------------



* When a Guaranteed benefit (other than the Return of Principal death benefit) is dropped on any date other than a contract date anniversary, we will deduct a pro-rata portion of the charge for that year.


                   Appendix I: Dropping or changing your Guaranteed benefits A-3

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Appendix II: Guaranteed benefit base examples

--------------------------------------------------------------------------------

Assuming $100,000 is invested in the Protection account variable investment options, with no additional contributions, no transfers and no withdrawals, the Guaranteed minimum death benefit bases and Guaranteed income benefit base for an owner age 60 would be calculated as follows:


---------------------------------------------------------------------------------------------------------------------------
                                                                                                         GUARANTEED INCOME
                                                       GUARANTEED MINIMUM DEATH BENEFIT                       BENEFIT
  END OF                                                                      ROLL-UP TO
 CONTRACT   PROTECTION ACCOUNT   RETURN OF PRINCIPAL   HIGHEST ANNIVERSARY      AGE 85      "GREATER OF"    GIB BENEFIT
   YEAR           VALUE             BENEFIT BASE       VALUE BENEFIT BASE    BENEFIT BASE   BENEFIT BASE       BASE
---------------------------------------------------------------------------------------------------------------------------
     1           $103,000           $100,000(1)           $103,000 (2)         $104,000      $104,000(5)     $104,000
     2           $107,120           $100,000(1)           $ 107,120(2)         $108,160      $108,160(5)     $108,160
     3           $113,547           $100,000(1)           $ 113,547(2)         $113,547(4)   $113,547(5)     $113,547
     4           $120,360           $100,000(1)           $ 120,360(2)         $118,089      $120,360(6)     $118,089
     5           $128,785           $100,000(1)           $ 128,785(2)         $122,813      $128,785(6)     $122,813
     6           $126,210           $100,000(1)           $ 128,785(3)         $127,725      $128,785(6)     $127,725
     7           $128,734           $100,000(1)           $ 128,785(3)         $132,834      $132,834(5)     $132,834
---------------------------------------------------------------------------------------------------------------------------



The Protection account values for contract years 1 through 7 are based on hypothetical rates of return of 3.00%, 4.00%, 6.00%, 6.00%, 7.00%, (2.00)%, and
2.00%. We are using these rates solely to illustrate how the benefit is calculated. The rates of return bear no relationship to past or future investment results. For example, at the end of contract year 1, the Protection account value = $103,000 = $100,000 x (1+3.00%).


Your applicable death benefit in connection with the Protection account variable investment options is equal to the Protection account value or the Guaranteed minimum death benefit base, if greater.


GUARANTEED INCOME BENEFIT


GIB BENEFIT BASE

The example assumes no withdrawals under the contract, therefore the Deferral bonus Roll-up rate would apply. At the end of contract year 1, the GIB benefit base is equal to the initial contribution to the Protection account variable investment options, multiplied by [1 + the Deferral bonus Roll-up rate of 4.00%]. For contract years 2, and 4 through 7, the GIB benefit base is equal to the previous year's benefit base multiplied by [1 + the Deferral bonus Roll-up rate of 4.00%]. At the end of contract year 3, the Roll-up to age 85 benefit base is reset to the current Protection account value.

For example:

    o   At the end of contract year 3, the GIB benefit base = $113,547
        The GIB benefit base is being "reset" to equal the Protection account value of $113,547.

    o At the end of contract year 4, the GIB benefit base = $118,089 Calculated as follows: $113,547 x (1 + 4.00%) = $118,089


GUARANTEED MINIMUM DEATH BENEFIT


RETURN OF PRINCIPAL BENEFIT BASE

(1) At the end of contract years 1 through 7, the Return of Principal death benefit base is equal to the initial contribution to the Protection account variable investment options.

HIGHEST ANNIVERSARY VALUE BENEFIT BASE


(2) At the end of contract years 1 through 5, the Highest Anniversary Value benefit base is equal to the current Protection account value.
    For example:
    o At the end of contract year 2, the Highest Anniversary Value benefit base = $107,120, or the Protection account value.



B-1 Appendix II: Guaranteed benefit base examples

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(3) At the end of contract year 6 through 7, the benefit base is equal to the
    Highest Anniversary Value benefit base at the end of the prior year since it is higher than the current Protection account value.
    For example:
    o At the end of contract year 6, the Highest Anniversary Value benefit base = $128,785, or the Highest Anniversary Value benefit base at the end of contract year 5.


ROLL-UP TO AGE 85 BENEFIT BASE


The example assumes no withdrawals under the contract, therefore the Deferral bonus Roll-up rate would apply. The Deferral bonus Roll-up rate for the Roll-up to age 85 benefit base is assumed to be the minimum Deferral bonus Roll-up rate, which is 4.00%.

    For example:
    o At the end of contract year 2, the Roll-up to age 85 benefit base = $108,160.

       Calculated as follows: $104,000 x (1 + 4.00%) = $108,160

(4) At the end of contract year 3, the Roll-up to age 85 benefit base is reset to the current account value.
    o At the end of contract year 3, the Roll-up to age 85 benefit base = $113,547.

       The GIB benefit base is being "reset" to equal the Protection account value of $113,547.

"GREATER OF" DEATH BENEFIT BASE

The "Greater of" death benefit base is the greater of (i.) the Roll-up to age 85 benefit base, and (ii) the Highest Anniversary Value benefit base.

(5) At the end of contract years 1 through 3 and 7, the "Greater of" death benefit base is based on the Roll-up to age 85 benefit base.

    For example:
    o  At the end of contract year 2, the "Greater of" death benefit =
    $108,160.

(6) At the end of contract years 4 through 6, the "Greater of" death benefit base is based on the Highest Anniversary Value benefit base.

    For example:
    o  At the end of contract year 4, the "Greater of death benefit =
       $120,360.



                               Appendix II: Guaranteed benefit base examples B-2